1852 – 2

150 YEARS

WELLS FARGO


PROCESSED
MAR 2 6 2002
THOMSON
FINANCIAL

Connected to our past, focused on our future.

Wells Fargo & Company Annual Report 2001

Wells Fargo & Company (NYSE: WFC) is a diversified financial services company—providing banking, insurance, investments, mortgage and consumer finance from more than 5,400 stores, the industry's leading internet site (wellsfargo.com) and other distribution channels across North America. Our corporate headquarters is in San Francisco but we're decentralized so all Wells Fargo *"convenience points"*—stores, ATMs, *Phone Bank*SM centers, internet and direct mail —are headquarters for satisfying all our customers' financial needs and helping them succeed financially.

Assets: $308 billion
Rank in size among U.S. peers: 5th
Market value of stock: $74 billion
Rank by value of stock among U.S. peers: 3rd
***Fortune 500* rank:** 62
Team members: 120,000

FORWARD-LOOKING STATEMENTS In this report we make forward-looking statements about our company's financial condition, results of operations, plans, objectives and future performance and business. When we use the words "estimate," "expect," "intend," "plan," "project," "target," "can," "could," "may," "should," "will," "would" or similar expressions, we are making forward-looking statements. These statements involve risks and uncertainties. A number of factors — many beyond our control — could cause results to differ from those in our forward-looking statements. These factors include: • changes in political, business and economic conditions, including changes in interest rates • competition from other financial services companies • fiscal and monetary policies • customers choosing not to use banks for transactions • legislation, including the Gramm-Leach-Bliley Act • the integration of merged and acquired companies • future mergers and acquisitions. We discuss in more detail on pages 36-39 these and other factors that could cause results to differ from those in our forward-looking statements. There are other factors not described in this report that could cause results to differ.



Connected to our Past, Focused on our Future.

On this 150th anniversary of Wells Fargo, we asked 16 team members—one for each decade—to reflect on a special person or event from that time that still influences our company today. These 16 team members represent the diversity of our businesses, from virtually every segment of the financial services industry. They represent the diversity of our geography across North America. They represent the cultural diversity of America itself. Most amazing, they represent a company still thriving and growing under its founding name, still doing what it was created to do, still identified with its founders' vision, still reinventing itself. Very few companies are still as connected to their past and focused on the future as Wells Fargo is today.

1848
Gold discovered in California

1850s



U.S. population: 23 million
California Gold Rush,
California, Minnesota, Oregon statehood





WELLS, FARGO & Co

1852
Wells Fargo founded, $300,000 capital

1855
Survived financial panic

"George Monroe was the epitome of a talented and skilled team leader, the same type of person we try to hire today."

1870s

Sanford Livingston, Commercial Banking, California: "In the 1870s, we had an African-American stagecoach driver by the name of George Monroe. He took President Grant on the ride of his life into Yosemite Valley. Grant later wrote that Monroe 'drove six horses as one' and was 'the finest reinsman I ever saw.' I've always thought Monroe was the epitome of a talented and skilled team leader, the same type of person we try to hire today."

1880s

Iron ore, "King Wheat," Minneapolis "flour capital of the world," Rockefeller's Standard Oil; North Dakota, South Dakota, Montana, Washington statehood

1882

Wells Fargo handbook: "Proper respect must be shown to all—let them be men, women, children, rich or poor, white or black"


OCEAN
TO
OCEAN

1888

Wells Fargo "Ocean to Ocean" express service; The North Western Bank: "ordinary routine work must be dropped instantly when a customer is waiting"


1880s


1890s

Kathy Petersen, Community Banking, Idaho: "One of our predecessors—the old North Western Bank in Minneapolis—had a cashier named James B. Forgan who made every team member sign a 'List of Duties' on September 10, 1888. His 'General Rule No. 1' read: 'The ordinary routine work of the office must be dropped instantly when a customer is waiting for anything and his business attended to first.' Here we are 114 years later and it's still our No. 1 operating rule for customer service."

Magdalen Mui, Community Banking, California: "Cassie Hill is one of my role models. Talk about heroes! Her husband dies suddenly and she becomes the Wells Fargo agent in a tough, railroad town for 23 years. And she's also raising five kids as a single mom! She lived to be 102 years old. We named one of our operations centers after her. She still inspires us today."

1890s

Depression, Spanish-American War, automobiles, motion pictures, Wyoming, Idaho and Utah statehood

1890

Wells Fargo's John Valentine, from messenger to president





1895

Wells Fargo postal service ends

1897

Wells Fargo adapts refrigerator railroad cars for express service

State Loan Company (Wells Fargo Financial) founded, Des Moines, Iowa


OCEAN
TO
OCEAN
AND ACROSS THE SEA

circa 1899



"We really care. That's how you build solid relationships."



1900s

Melissa Stearns, Community Banking, South Dakota: "I think one of the important keys to our success over the years is how our team members are involved in their communities. We really care. That's how you build solid relationships. One of my favorite examples from a hundred years ago is Miss Julia Jones. She was a Wells Fargo agent in a rural mountain town. She also was postmistress, a small business owner and a schoolteacher. I'm active in my community of Hot Springs, South Dakota. I live and work alongside my customers and their children, volunteering in our 4-H Clubs and our county fair. That's what community banking is all about."

1900s

U.S. population: 75 million, Wright brothers, Ford Motor Company, 1907 panic, J.P. Morgan's U.S. Steel

1900

Railroad magnate Edward Harriman gains control of Wells Fargo







1905

California banker Isaias Hellman becomes Wells Fargo president

1906

San Francisco earthquake and fire, Wells Fargo telegram: "Building Destroyed. Vault intact. Credit unaffected."

Iowa Security Co. (Wells Fargo Home Mortgage) founded (Waterloo, Iowa)

1908

Architect Louis Sullivan designs "Gateway to the West" bank, Owatonna, Minnesota



1910s

K.C. Kidder, Corporate Team, Minnesota: "Growing up in the Midwest, you learn how important the weather is. It's always been that way. I get a kick out of reading about how we shared this information with our customers and shareholders for many years. In our *Bank Review* in May 1911, for instance, there was 'good news': 'It is very gratifying to be able to record the fact that there has been precipitation of abundant moisture in the two Dakotas and Minnesota to put the ground in excellent condition for seeding.' It sounds quaint, but it was very important to know. It still is."

1910s

WWI, Federal Reserve,
Progressive era, Prohibition,
New Mexico,
Arizona statehood

1913

Wells Fargo and The North Western National Bank join Federal Reserve



1918

10,000 Wells Fargo express offices "consolidated" by government as wartime measure; one Wells Fargo banking office remains


Wells
Fargo & Co
Express

circa 1888-1918


ACROSS THE CONTINENT
Once 32 days
Now 4 days

1915

Wells Fargo creates employee pension/benefits plan; starts express service to Chicago, NY; 4-day coast-to-coast express service

"One of our first ads back in the '20s read, 'Would We Buy It Ourselves?—Is the First and Final Test of Every Security We Sell or Recommend.' Integrity mattered more than anything else back then. It still does today."

1920s

Roaring '20s, radio, women gain right to vote, farm depression, bank failures, stock market crash



1928

Airplanes ship money (120 mph)


BLAZING
a new financial trail
NORTHWEST BANCORPORATION

1929

Northwest Bancorporation formed—127 banks in Minnesota, Wisconsin, North Dakota, South Dakota, Iowa, Nebraska, Montana, Washington

Fortune's first issue: Northwest Bancorporation "an astounding vision looms"

1920s

Anne Copeland, Private Client Services, California: "We've sold stocks publicly to investors as far back as the 1850s. In the 1920s our chief investment officer, William Gabriel, decided to "broaden" our trust and investment services and organize them into an Investment Department. One of our first ads read: 'Would We Buy It Ourselves? — Is the First and Final Test of Every Security We Sell or Recommend.' Integrity mattered more than anything else back then. It still does today."

1930s

Great Depression, banking and investments separated, FDR's New Deal, Social Security, Hoover Dam, Golden Gate Bridge

1933

Depression-era Glass-Steagall Act forces Northwest to divest securities business; Northwest suspends dividends until 1939; no Northwest depositor loses a dollar


FRANK LLOYD'S
WELLS FARGO
McCREA · BURNS · DEE

1937

Paramount produces "Wells Fargo"


1930s


1940s

Kathy Slote, Commercial Real Estate, California: "The 1930s may have been the toughest decade our country ever endured. So, I like what was said about Minnie Phelan, one of our senior managers in Omaha during the Depression: 'Some people believe that the holding of the Office of President of the United States by a woman is within the range of possibility a generation or two ahead. If women are to go that far in statecraft, who shall say how far they yet may go in the world of economics and banking, in view of the greater recognition today of their abilities in finance.'"

Melanie Locke, Consumer Deposits, Minnesota: "After World War II, people knew the world was changing. They could see the consumer emerging as a powerful force in our economy. John Burgess, one of our senior credit officers, wrote a speech about it in 1942 titled "Where Do We Go from Here?" He said 'Well, this I know! We are on our way to learning a lot more about Consumer Credit than we knew before... I conceive it to be the duty of banks to continue to be in the installment lending business. I believe it to be a good business.' Now, it's hard to imagine our business without it."

1940s

Big Band era,
WWII,
atomic bomb,
United Nations,
Cold War



circa 1942

1946

Consumer installment loan boom begins

1947

Punch card tabulators

Northwest processes 600,000 items per day

1949

Northwestern National Bank of Minneapolis unveils Weatherball:



*"When the Weatherball is **Red** Warmer Weather is Ahead. When the Weatherball is **White**, Colder Weather is in Sight. When the Weatherball is **Green**, No Change in Weather is Forseen. If Colors Blink, by Night or Day, Percipitation's on the Way.*

"It's important to rededicate ourselves to a great idea and the people who thought of it."

Louis Sullivan 1856-1924 Bank Owatonna Minn

Architecture USA 18c

1950s

Shaffi Poswal, Wells Fargo Services Company, Texas: "There's a picture of one of our community banks—in Owatonna, Minnesota—I really like. It tells me that the design of a bank building can stand for certain values. Architect Louis Sullivan was hired in 1908 to design a bank building that he called "gateway to the west". The building was rededicated in 1958 and the *New York Times* wrote: 'In recent years, architects have recognized it as one of the great buildings in the United States and the outstanding one in Minnesota.' To me, it's important to rededicate ourselves to a great idea and the people who thought of it."

1950s

U.S. population: 150 million, Korean War, polio vaccine, school desegregation; Alaska, Hawaii statehood

1952
Drive-in banks


MOTOR BANK

1955
Jet transport of payments (580 mph)

1956
Northwest Bancorporation "grandfathered" under Federal law to sell insurance


TV

1957
Tales of Wells Fargo TV show

The Music Man, Broadway musical, features "Wells Fargo Wagon" song

"'Forty years of dealing with people in a service way— that is the precious thing Mrs. Harholt remembers.' That's what I hope to remember, too."

1960s

Bill Lock, Phone Bank, California "I work on the phones all day and rarely see my customers face-to-face, but I feel responsible to them. Then, I saw this newspaper report from the 1960s about Catherine Harholt, one of our team members who was retiring after forty years. It said: 'Forty years of counting coins and sheaves of beautiful green currency are at the end. Be a pretty dull thing to look back on. But forty years of dealing with people in a service way—that is the precious thing Mrs. Harholt remembers.' That's what I hope to remember, too."

1960s

Vietnam War; Kennedys, King assassinated; Civil Rights Act, man on moon

1960
Wells Fargo Bank, American Trust Company merge

Northwest Growth Fund (Venture Capital)

1961
Computer "data" centers


NOB
LISTED
NYSE

1962
Northwest Bancorporation (NOB) on NYSE


circa 1962



1969
First ATMs



1970s



1980s

Oriol Segarra, Island Finance, Puerto Rico: "We're successful as a company because we value diversity as a key business factor. One of Wells Fargo's chairmen, Ernie Arbuckle, said it well in May 1971: 'I do not think we can validly try to forecast or plan for the future without taking social change into consideration. To put it in very simple terms, we are experiencing a revolution in values from quantity to quality. Economically, it takes the form of revolution from an industrial society to a service society. Sociologically, it is a movement from uniformity to diversity.'"

Mary Grommesch, Wells Fargo Insurance, Minnesota: "In the 1980s, when Norwest faced bad foreign debts, problems in farm lending, uncertainties in the mortgage business, *and* our headquarters building in Minneapolis burned down, our CEO, Lloyd Johnson, reinvented our company with his "control, profit and growth" strategy. 'Trust is the key word,' he said. 'When mutual trust is achieved, stand back and watch out—your company will be transformed. A trusting, caring company is a company without politics. It is a company of team players.' Today, we have over 120,000 team players."

1970s



Watergate, American Bicentennial, oil crisis and inflation, California's Proposition 13 "taxpayers' revolt"

1970

Money market funds, asset allocation, portfolio management, indexed funds

Wells Fargo & Company (WFC) on NYSE

1975

Northwest Bancorporation $7 billion assets

Wells Fargo & Company $12 billion assets

1977

Wells Fargo processing 3 million items per day


1990s


2000s

Ed Miranda, Wells Fargo Home Mortgage, Iowa: "When we look back on the '90s, I think we'll see it as the decade when we really began to understand the value of technology. One of the great accomplishments occurred when team members such as Gailyn Johnson, the manager of our internet initiative, said our banking services needed to be available to our customers 'anytime, anywhere.' With that, one newspaper said: 'Wells Fargo's virtual stagecoach has cruised onto the information superhighway.' Today, we're the world's #1 internet bank."

Art Buckley, Corporate Banking, Texas: "Back in 1852, our company started as a 'partnership' among investors. Today, our success as a sales and service team still depends on our ability to partner for the financial success of our customers. The more we partner, the more successful we are — and the more successful our customers are. Another way of saying it is: our history is our future."

1980s

Trillion-dollar U.S. budget, personal computers, banking deregulated, diversified financial services, era of banking convenience

1980
Wells Fargo Trade Bank alliance with HSBC

1982
Fire destroys Northwest Bancorporations headquarters building

1983
Norwest name adopted

1986
Wells Fargo-Crocker merger



1988
24-hour phone banking service

1989
57-story Norwest Center opens, Minneapolis

US Banker names CEOs Lloyd Johnson (Norwest), Carl Reichardt (Wells Fargo), "bankers of the year"

Wells Fargo online banking introduced


WELLS FARGO BANK

circa 1985

"The more we partner, the more successful we are—and the more successful our customers are. Another way of saying it is: our history is our future."

1990s

Economic boom, Soviet Union collapses, Midwest and California floods, e-mail (30,000 mps)

1990
Norwest assets: $31 billion to $89 billion by 1997

1991
Norwest Mortgage-USA's No. 1 mortgage lender



1992
Wells Fargo launches national small business banking

1994
wellsfargo.com

PartnerShares®

1996
Norwest awards PartnerShares stock options to team members

1996
Wells Fargo-First Interstate merger

1998
Norwest-Wells Fargo merger creates $186 billion diversified financial services company


NORWEST
+ WELLS FARGO

circa 1997



"Henry Wells and William Fargo helped create a new American industry, the express business, significantly reducing time and distance relative to money and information. They knew what their customers wanted and they gave it to them — dependability and convenience, security and trust, plus outstanding service. They believed in the power of ordinary people to accomplish extraordinary things. That spirit lives today as we prepare for the 'Next Stage' of success for our team members, customers, communities and stockholders."

Dick Kovacevich, Chairman and CEO

2000s

U.S. population: 284 million, millennium, financial services consolidation, collapse of dot.coms



2000

National Bank of Alaska, First Security mergers

Fortune's "most admired bank"

WELLS FARGO

2001

Assets top $300 billion

Wells Fargo processes 20 million items a day

To our Owners,

First, Let's Look at 2001 Earnings per share of $1.97 for 2001 decreased 15 percent from the previous year. That was disappointing. This decrease was due primarily to a $1.1 billion non-cash special charge in the second quarter to write down the value of our venture capital portfolio and other assets.

Earnings per share, excluding this special charge, increased 14 percent, a very respectable performance given the challenging economy. Core revenue, which excludes market-sensitive revenue* and acquisitions, increased 13 percent for the year and 16 percent for the fourth quarter. To increase earnings, excluding the special charge, and core revenue by double-digit rates —during a recession, extreme interest rate volatility and the decline of the stock market— was an extraordinary accomplishment by our 120,000 team members. Few companies in any industry did that in 2001. I'm very proud of the way our people responded to these challenges, earned more of their customers' business and provided great service.

The lower-than-expected profitability for 2001 was caused principally by accounting rules that resulted in the company recording a $1.1 billion after-tax charge to write down the value of our venture capital portfolio and other assets including the stocks of technology companies. Let me explain what happened. The market value of technology stocks soared in 1999 and 2000. We sold more than $2 billion in venture capital investments during that time but, in hindsight, we should have sold even more. Accounting rules forced us to recognize certain investments at the then market value even before we sold the stock.Thus we recorded unrealized gains as current income even though we believed it was not prudent to do so because of the volatility of these stocks, lack of sufficient liquidity, and certain restrictions on their sale. These gains, which management viewed as unusually large and not sustainable, were largely offset by non-recurring charges including integration and merger expenses. When the value of these stocks plunged in early 2001 and their recovery seemed uncertain, we wrote down their value accordingly. Neither the accounting "write up" nor the accounting "write down" involve cash. We believe accounting rules would be more conservative and appropriate if unrealized gains and losses were tracked as part of comprehensive income on our balance sheet. Thus, current income gains or losses would be recognized only when the stocks are actually sold — as individual investors would do.

We continue to be strongly committed to our venture capital businesses. Celebrating their 40th anniversary in 2001, they are among the oldest and most successful of their kind in the U.S. Even including the second quarter special charge, the average annual rate of return on investments by our venture capital businesses has been more than 50 percent the past five years, over 20 percent the last 40 years.

Diversity and Discipline The diversity of our revenue sources, loan portfolio and geography continue to help us weather economic cycles. Money is the basis of our business. Money never declines. Money just moves. Our job is to be there with the right products, service, convenience, and sound financial advice when customers decide to move their money. For example, stock market declines made 2001 a tough year for our investment businesses. Because many customers did not invest further in stocks, our community banking regions benefited from higher deposit balances. Core deposits rose more than $24 billion or 16 percent from year-end 2000. Our mortgage company took advantage of low interest rates and a tidal wave of refinancing, setting records for earnings, originations ($194 billion, up 155 percent) and its servicing portfolio ($488 billion, up eight percent). For the second year in a row, Wells Fargo was the #1 mortgage originator in the nation. Commercial loan volume slowed considerably but fee income rose at double-digit rates—and we're gaining new commercial and corporate banking customers every day. As the economy has slowed, our credit losses and non-performing loans (generally those 90 days past due in principal and interest payments) increased during the year consistent with economic conditions.

A Different Economy The economy and recent world events are unlike anything most of us have ever experienced. A global war against terrorism is a first for our country. The recession that began early in 2001 also is a first. It is the first with historically low unemployment (still far below that of the early '80s or early '90s), the first with virtually no inflation, the first with interest rates—from mortgage rates to the prime rate—at recent all-time lows.

Despite this unusual environment, we enter 2002 with optimism and momentum. For the fourth quarter 2001 compared with fourth quarter 2000:

- cash earnings per share were 80 cents, up seven percent,

*Includes net venture capital gains, limited partnership income and net investment securities gains.

◦ earnings per share were 69 cents, up six percent, and
◦ core revenue rose 16 percent.

Signs point to a U.S. economic recovery by the second half of 2002. More than a trillion dollars in institutional funds and perhaps another trillion dollars in consumers' funds are waiting to be invested in the stock market. Billions of dollars of fiscal stimulus have been pumped into the economy. There is an energy "tax cut": oil and natural gas costs today are about $150 billion less than early last year. Mortgage refinancing and other loan rates have reduced consumers' interest costs nearly $100 billion. Inventories are at record lows which means production should increase as demand increases. Productivity has been quite strong even though the economy has slowed. Consumer confidence has dropped to the lowest level since the 1983 recession but is showing signs of recovering. Yes, oil imports could be disrupted. Terrorist attacks could reoccur. There is no doubt, however, that the free world eventually will win this war. No one should ever bet against the tenacity, resilience, ingenuity, spirit and determination of the American people. Demand for products and services will rebound. I am also optimistic because the U.S. financial services industry, especially banking, is generally in good shape, compared to the recessions of the early '80s and the early '90s. Our industry will provide the financial support required for an economic recovery.

Progress Toward our Vision Even with all this challenge and change, much has *not* changed for our company. Our vision— to satisfy all our customers' needs, offer them sound financial advice and help them succeed financially— has not changed. Our financial services vision, our business model, our strategy, our values, our focus on outstanding sales and service, our commitment to safeguard our customers' assets and financial information, our belief in people as a competitive advantage — none of those have changed. We are capable of producing double-digit revenue growth whether the economy is growing or contracting, in peace or war, if we continue to execute our business model successfully and earn more of our customers' business. This is, admittedly, a stretch goal but we're proud to shoot for it.

Our greatest opportunity is right in front of us. We simply have to convince more of our own customers of the compelling price-value reasons for giving Wells Fargo the business they're already giving someone else. We need to provide customers such valuable advice that we will help them succeed financially. We must deliver exceptional service that exceeds their expectations. Every day our current customers give 75 percent of their financial services business to our competitors! When our customers do give us more of their business—everyone benefits. We can give them a better deal. They save time with one-stop shopping. They stay with us longer. They give us more opportunities to satisfy their needs. They can access their finances when, where and how they want to across many distribution channels, anytime, 24/7. We can serve them better and our stockholders can earn higher, more consistent profits.

We have another advantage. We're competing in the world's largest, most exciting, dynamic and fragmented industry. It's ripe for consolidation and market share gains. Financial services is a $2.5 trillion industry—seven times that of banking. Wal-Mart has 55 percent of the discount retail market. Home Depot has 32 percent of the home improvement industry. What's the market share of the largest player in financial services? About three percent! Like Wal-Mart and Home Depot, we view ourselves as a distributor. In our case, we're a distributor of financial services products, whether we make the product or someone else does. We're not a product-centered company but a customer-centered company. We're focused not on selling checking accounts, credit cards or mortgages but on helping our customers succeed financially, satisfying their needs to borrow, save, invest, and insure their assets.

To measure our progress in market share growth, four years ago we created 10 strategic initiatives. Here's a progress report:

1. Investments, Trust, Brokerage and Insurance This is, by itself, a $1.4 trillion industry—more than half the size of the entire financial services industry. Therefore, it's our single biggest cross-sell opportunity. Our customers put about 50 percent of their assets in investments and insurance. They bring us less than a third of that. Five or six years ago, less than five percent of our profits came from investments and insurance. Today it's about 16 percent. We need to reach at least 25 percent. If we do, we'd still only be halfway there. To help us get there, we're expanding our network of financial consultants. We have one banker for every 1,600 of our banking households. We have one broker per 9,000 banking households. To address this imbalance, we made two key acquisitions in 2001. With the addition of H.D. Vest—a network of more than 6,000 independent tax professionals and financial

Our Performance

($ in millions, except per share amounts)	2001	2000	% Change 2001/2000
AS REPORTED			
FOR THE YEAR			
Net income	$ 3,423	$ 4,026	(15)%
Net income applicable to common stock	3,409	4,009	(15)
Earnings per common share	$ 1.99	$ 2.36	(16)
Diluted earnings per common share	1.97	2.33	(15)
Dividends declared per common share	1.00	.90	11
Average common shares outstanding	1,709.5	1,699.5	1
Diluted average common shares outstanding	1,726.9	1,718.4	—
Profitability ratios			
Net income to average total assets (ROA)	1.20%	1.61%	(25)
Net income applicable to common stock to average common stockholders' equity (ROE)	12.79	16.31	(22)
Total revenue	$ 20,150	$ 19,708	2
Efficiency ratio	64.0%	60.0%	7
Average loans	$163,124	$145,577	12
Average assets	285,421	250,188	14
Average core deposits	167,946	145,793	15
Net interest margin	5.36%	5.35%	—
AT YEAR END			
Securities available for sale	$ 40,308	$ 38,655	4
Loans	172,499	161,124	7
Allowance for loan losses	3,761	3,719	1
Goodwill	9,527	9,303	2
Assets	307,569	272,426	13
Core deposits	182,295	156,710	16
Common stockholders' equity	27,150	26,221	4
Stockholders' equity	27,214	26,488	3
Tier 1 capital	18,247	16,096	13
Total capital	27,253	23,024	18
Capital ratios			
Common stockholders' equity to assets	8.83%	9.63%	(8)
Stockholders' equity to assets	8.85	9.72	(9)
Risk-based capital			
Tier 1 capital	6.99	7.29	(4)
Total capital	10.45	10.43	—
Leverage	6.25	6.49	(4)
Book value per common share	$ 16.01	$ 15.29	5
Team members (active, full-time equivalent)	119,714	108,727	10
CASH NET INCOME AND RATIOS‡			
FOR THE YEAR			
Net income	$ 4,183	$ 4,663	(10)%
Net income applicable to common stock	4,169	4,646	(10)
Diluted earnings per common share	2.41	2.70	(11)
Profitability ratios			
Net income to average total assets (ROA)	1.52%	1.94%	(22)
Net income applicable to common stock to average common stockholders' equity (ROE)	25.31	30.89	(18)

‡ Cash net income and profitability ratios exclude goodwill amortization, the reduction of unamortized goodwill due to sales of assets and nonqualifying core deposit intangible (CDI) amortization. The ratios also exclude the balance of goodwill and nonqualifying CDI. Nonqualifying core deposit intangible (acquired after regulatory rule changes in 1992) amortization and average balance excluded from these calculations are, with the exception of the ROA ratio, net of applicable taxes. The pretax amount for the average balance of nonqualifying CDI was $1,062 million for the year ended December 31, 2001. The after-tax amounts for the amortization and average balance of nonqualifying CDI were $96 million and $659 million, respectively, for the year ended December 31, 2001. Goodwill amortization and the reduction of unamortized goodwill due to the sales of assets and the average balance of goodwill (which were not tax effected) were $610 million, $54 million and $9,514 million, respectively, for the year ended December 31, 2001.

advisors — we're now offering investment and insurance products to two million more individuals, families and small business customers. Our acquisition of Acordia — one of the nation's largest independent property and casualty insurance brokers — has more than tripled our insurance sales force. We're now the fifth largest insurance broker in the United States. We want all our customers to consolidate their banking, investments *and* insurance business with Wells Fargo.

2. Going for "Gr-eight"! We want to increase to eight the number of products our average banking household and business customer have with us. We're making progress but not nearly fast enough. We now sell an average of 3.8 products to every banking household compared with 3.3 when Norwest and Wells Fargo merged in late 1998. We can and must do better. We estimate the average U.S. household has 15 financial services products! Our share of banking deposits in a given market might be 25 to 30 percent but in those same markets our share of total household financial assets is only about three percent. The number of commercial and large corporate customers who have eight products with us rose 16 percent in 2001 but the average is still less than four. To save our customers time and money and earn more of their business, we introduced packages of related products and services called *Wells Fargo Packs*℠ in the second quarter of 2001. More than 17 percent of our new retail banking customers bought four or more products from us by year-end 2001.

3. Doing It Right for the Customer We want to be advocates for our customers and put them at the center of everything we do. We want to give them outstanding service each and every time, so they'll give us all their business, honor us with repeat purchases and rave about us to their family, friends and business associates.

One year ago we told you about our company's single biggest opportunity for continued double-digit revenue growth and a higher stock price — the quality of our customer service. We still have a very long way to go but our people have made outstanding progress. Last year we identified our company's Top 10 customer service issues and we are scheduled to have fixed all 10 of them by mid 2002:

1. Our 6,700 ATMs are now immediately available to our customers virtually 100 percent of the time. Our computer network is available 99 percent of the time.
2. We virtually eliminated delays in posting loan, deposit and credit card payments and resolving offsets to online dollar transaction postings.
3. We virtually eliminated delays in getting customers their deposit account statements and reduced by 57 percent the number of missing items in customer account statements.
4. We reduced by half the number of bad or poor photocopies of customer checks. By using new technology, we'll soon be able to deliver copies to customers via e-mail.
5. Our error rate on customer statements is down a dramatic 78 percent since last year.
6. Our error rate for new account opening information has declined 33 percent.
7. Our average response time for our *Phone Bank* centers and store transactions now is well within customer expectations.
8. Thanks to more training and better communications, our customer-contact people know more about our products. They're answering more customer questions on the spot rather than referring them to our *Phone Bank* representatives.
9. Because we're doing less manual processing of paper checks in our banking stores, our input errors are down 20 percent from a year ago. They're down 35 percent in our banking states that are processing deposits of five checks or less electronically.
10. Our commercial loan hubs — serving all 23 of our banking states — are meeting all their service level agreements 95 percent of the time — more than double the year-end 2000 rate.

Having fixed last year's Top 10 service issues, here's our new Top 10:

1. Make our deposit statements more customer-friendly,
2. Make our fraud detection process even more effective,
3. Make internet service available more consistently to our commercial and corporate customers,
4. Reduce error rates in our new loan account process,
5. Eliminate more paper from the process when customers open new deposit accounts,
6. Create a process to respond even faster to customer questions and problems,
7. Ensure correct publishing of all customer 1-800 numbers — so our customers know where to go to get what they need.

8. Speed up the process when our customers change account addresses,
9. Check back with customers soon after they open accounts, and
10. Make it easier for customers to bank with us across state lines by standardizing more procedures.

This new list will be even more challenging than the first set because these issues are more complex. We'll have to meet a higher standard of performance than ever before. However, if we want to achieve our goal of reducing by at least half the annual rate at which we're losing customers, then we must be willing to reach for the "Next Stage"® of success in service quality. It will take teamwork, persistence and commitment. I do not know of another company with more talented team members that has made such a service commitment, dedicated the resources to do it, and made measurable progress.

Fixing broken processes is a must—but it's not enough by itself to ensure world class service each day, every time. The real foundation of service quality is the way we ***think*** about service, our attitude. We've learned to measure progress not just through our own eyes but from our customers' points of view. Reducing total error rates may make us feel good but if the remaining errors are clustered in certain pockets they could still inconvenience a significant number of customers. In the "Next Stage" of our service quality initiative we're asking: what does the entire customer experience feel like at Wells Fargo? We may provide customers with very acceptable photocopies of checks when they ask for them. We may post their payments and deposits on time. Our ATMs, *Phone Bank* centers and internet banking may be fully available to them every hour, every day. And yet, overall, customers may believe our service still is only about average—and we may not even know it! As a result, we also need to answer these questions:

- When customers come to us with their problems, how fast do we fix them?
- How often does a Wells Fargo team member—the first point of contact for a customer—take personal responsibility to make sure the customer's problem is fixed?
- Are we making it difficult for our customers to learn more about the full array of our products and services—and if so how can we make it easier for them?
- Are we using information technology in the best ways to serve our customers faster?

4. 100 Percent Bank and Mortgage/Home Equity Cross-Sell We want all our mortgage and home equity customers in our banking states to bank with us and we want our banking customers who need a mortgage or home equity loan to get it through Wells Fargo. Only 14 percent of our customers who are home owners have a mortgage with us. Among our mortgage customers, only about seven percent have a home equity loan with us even though we've made significant market share gains. We originated more home equity loans in 2001 than any of our competitors in our 23 banking states. We're #1 in home equity market share in Alaska, California, Colorado, Minnesota, Montana, Nebraska, Nevada and Wyoming and #2 in Arizona, Idaho, New Mexico and Oregon. Our national home equity market share rose from 2.2 percent in June 1999 to 3.0 percent at June 2001.

5. Wells Fargo Cards in Every Wallet We must make sure every one of our bank customers has a credit card and debit card with us. Two years ago 21.2 percent of our banking households had a Wells Fargo credit card. Today it's 23.1 percent. Three years ago, 59 percent of our checking customers had a Wells Fargo debit card. Today it's 83 percent (industry average: 62 percent). Almost 12 percent of our business checking accounts have a Wells Fargo business debit card—compared with virtually zero at the start of 2001. Our Wells Fargo Purchasing Card—enabling employees of our commercial and corporate customers to pay for travel, equipment and supplies under employer guidelines—increased sales 20 percent and revenue 27 percent in 2001.

6. When, Where and How We want to integrate all our delivery channels—stores, ATMs, our *Phone Bank* service, our online banking site, direct mail, interactive video—to match them with when, where and how our customers want to be served. The most exciting example of our "when, where and how" progress is the continued rapid growth of wellsfargo.com, our fastest growing delivery channel. It's evolving from a transaction center to a relationship center. Our goal is to virtualize the bank. We're making outstanding progress toward offering and selling any product or service via the internet that we offer through our other channels for consumers, investors, small businesses and middle market and large corporations:

- Nearly a third of our checking customers have signed up to bank with us online. ***#1 among ALL banks!***

- We have nearly three million users (six months active) for our internet banking service and the number of our customers who pay their bills online rose 44 percent in 2001.
- We sold more than 600,000 products online to individual customers in 2001. That includes $1 billion in mortgages and $1.4 billion in home equity loans, giving us 18 percent national market share in online home equity originations. ***#1 among ALL banks!***
- More than 275,000 small businesses bank with us online (one-stop for secure payments, payroll, insurance and e-commerce services). We started this service only 19 months ago. Enrollments in 2001 jumped 138 percent. Almost one of every four small businesses in our 23 banking states that bank online do it with us! ***#1 among ALL banks!***
- Nearly 12,000 of our middle market and large corporate customers bank with us online with one sign-on for treasury management, international services, trust and investments, credit and loan services and purchasing. We started this service only 16 months ago. In 2001 we signed up an average of 800 new customers every month. ***#1 among ALL banks!***
- We started later than our competitors in internet brokerage but we're already the only financial services company to be in the Gomez Advisors' Top 10 for both online banking and online brokerage. Our discount brokerage revenue rose 24 percent in 2001.

7. "Information-Based Marketing" We must use technology to take full advantage of what we know about our customers, while respecting and protecting the privacy of their personal information. We want to offer the right product to the right customer at the right time at every point of customer contact to save them time and money. For example, in advance of customer requests for credit, we now use technology to store pre-filled applications that shorten the approval process. In 2001, more than one million customers who applied for loans and credit cards benefited from the faster turn-around time.

8. Be Our Customers' Payments Processor We must make sure Wells Fargo adds real value that enables us to be the intermediary—electronic or paper—whenever and wherever our customers buy services. Payment transactions—such as checking, cards, direct deposits, treasury management, and wire transfers—account for more than $5 billion in revenue.

9. Outstanding Customers We must keep all our high value customers and attract more of them by earning more business from households that can become high value customers. Almost half a million of our banking households now use our *Wells Fargo Portfolio Management Account*℠ (PMA®) product, a consolidated statement of account balances with value pricing that we believe is the most comprehensive of its kind in our industry. These households have $87 billion in balances, up 38 percent from year-end 2000. They buy an average of 7.31 products and have average relationship balances of $186,000.

10. People as a Competitive Advantage We must continue to develop, reward and recognize all our team members, and build an inclusive work environment and a more diverse organization. The diversity of our business allows us to shift team members from slower growth to faster growth businesses. As a result, compared to our peers, the total number of people who've not found positions at Wells Fargo—or who've chosen to leave the company—after their job was eliminated has been relatively small the last three years. For example, new technology made one of our online customer service centers obsolete in 2001. We were able to place more than half the affected team members in similar positions at a Wells Fargo *Phone Bank* center in the same community. We continue to make people diversity—respecting and valuing all the ways we're different—a priority in all our business decisions. Our markets are more diverse ethnically than ever before. In California, for example, the so-called "minorities" are now the majority. There are more Latinos in the United States—35 million—than the total population of Canada. To help more Mexican nationals in the United States access financial services, we were one of the first U.S. financial services companies to accept identification cards issued by the Mexican government as a second form of identification for opening bank accounts.

150 Years—What Does it Mean? This is an historic year for our company. On March 18, 2002 we began the celebration of our company's 150th anniversary—the signing of charter documents by Henry Wells, William Fargo and other investors to provide banking and express services on the American frontier. Today we're one of America's oldest, continuous brands—still connecting one market to another, connecting customers to the "Next Stage" of their success, connecting them with information and their wealth. We're part of a very select group of American companies. As far as we've been able to tell, only about a dozen or so *Fortune* 500 companies have been around longer than we have, still doing what they were created to do, still using their founding name, still identifying with their founders' vision. If we continue providing outstanding service—the implicit promise of our brand—I have no doubt our customers will entrust us with more of their deposits and investment "nest eggs" and come to us for sound financial advice because we've been around 150 years through all economic cycles and national crises.

It's a rare company that outlives the average human being. Our company has survived and prospered about twice that. How did we do it? By constantly reinventing ourselves. Wells Fargo has survived for 150 years—from stagecoaches that went five miles an hour to e-mail at 30,000 miles a second—because it's been a uniquely capitalistic enterprise. From decade to decade it has not been afraid to take advantage of "creative destruction." It has continually adapted new technology to create better ways to save customers time and money. In the 1870s, for example, it recognized it was not a stagecoach company—it was a connecting company. It became an express business using ocean steamers and the railroad. It became a secure, cost-effective competitor in local mail delivery. In the 1890s it adopted the refrigerator railroad car to move fresh vegetables east, making California the agricultural capital of the world. It diversified into hauling passengers, goods, the mail *and* money. It became a modern day UPS, Federal Express, Postal Service, Greyhound bus line and bank all rolled into one. Wells Fargo continued to reinvent itself in the 20th century. It diversified beyond traditional banking and into financial services including mortgages, investments, and insurance, by giving customers choices for when, where and how they wanted to be served: through traditional banking stores, supermarket banking, ATMs, *Phone Bank* centers, the internet and mail. Our 150th anniversary also reminds us of the priceless value of our brand. The stagecoach carried valuables for customers to help them pursue prosperity, achieve their dreams of financial success, connect and correspond with their friends and families. It visually represents our values—trust, security, dependability, outstanding service and convenience. It also represents one of the founding values of America: "the pursuit of happiness."

Connecting to the "Next Stage" of Success As we celebrate 150 years of service we thank our team members—all 120,000—for helping connect our customers and communities to the "Next Stage" of their success. You're simply "the best." We thank our customers—all 20 million of them—for entrusting us with their assets and their financial transactions. We thank our communities—thousands of them across North America—for the privilege of helping them grow and prosper. We thank you—our owners—for your confidence and support of Wells Fargo.

We look to the future with great excitement—just as Henry Wells and William Fargo did in 1852. Henry Wells once wrote "This is a Great Country & a Greater People!" He and William Fargo had boundless faith in America, faith in the caring, creativity, and resourcefulness of people. So do we. In the 1860s, someone asked Henry Wells what it takes to succeed in business. "There is one very powerful business rule," he responded. "It is concentrated in the word—'courtesy'." In the 21st century we call it "service." Always putting our customers' needs first. Asking them the right questions. Listening to their answers. Offering them sound financial advice and the best products to help them achieve their financial goals. Giving them such great service that they'll want to give us all their business and recommend us to their family and friends. That was the vision of Henry Wells and William Fargo in 1852. It's still our vision today. We're ready to achieve the "Next Stage" of success and start down the road of the next 150.

It's going to be a great ride!

Dick

Richard M. Kovacevich, Chairman and CEO



Serving our Communities: "The Good We May Render"

"May we all remember," wrote one of our founders, Henry Wells, "our lives are not measured by the number of years and days we exist, but by what we accomplish while we do live, and the good we may render our fellow man." Today we call that community involvement. It means doing good by doing well. If every segment of our communities prospers then Wells Fargo does too. In that sense, community involvement is part of our vision: to satisfy, through advice and service, all our customers' financial needs and help them succeed financially. We have no doubt Henry Wells would have agreed. That commitment continues today—150 years since our founding—in every community in which we do business. In just the past two years, we contributed more than $128 million to more than 10,000 non-profit organizations across America, an average of more than $175,000 a day. Five of those 10,000 stories follow.



A Tale of Teamwork (left) In St. Louis, Missouri, where one out of three people rent rather than own homes, two Wells Fargo businesses partnered to help more people become homeowners. Thanks to Wells Fargo Home Mortgage and its Capital Markets business, two non-profit housing agencies will split $250,000 to build 30 homes.

Thomas Neary of Capital Markets took action when the Wells Fargo Housing Foundation chose St. Louis as a recipient of a Focus Communities Challenge Grant. "We had just started planning our annual Fall Classic golf tournament and knew there was an opportunity to help the local organizations raise their matching funds," said Neary.

"The tournament raised $150,000, more than the agencies needed to qualify for the $100,000 challenge grant," said Earl Moore, Wells Fargo Home Mortgage store manager.

Construction begins in 2002, and team members (opposite page, clockwise from left) Neary, Tony Collins, Moore and Rena Marion are already seeing the fruit of their teamwork.

Banking on Our Future℠ — 100,000 Times Over It's estimated 90 percent of high school graduates do not understand basic financial concepts or the importance of disciplined savings. A new on-line program—designed by Wells Fargo, Operation HOPE and SmartForce—is helping reverse that trend by teaching basic banking and money management skills.

The new financial literacy program—*Banking on Our Future*—helps students like those above in the fifth grade at Cesar Chavez Academy in East Palo Alto, California. Guided by Wells Fargo team members, including Miriam Nallie (left) and Robert Pietri (right), students learn how to balance a check book and do math exercises that involve banking principles. "The students really engage in the program and understand the value of what they're learning," said Pietri. "One student said that she couldn't wait to get home and teach her parents what she learned."

By the end of 2002, more than 100,000 students across the country are scheduled to be introduced to basic financial literacy principles through this free program.



What a Difference Thirty Hours a Year Makes In a society where 40 hours is an average workweek, 30 hours a year might not seem like a lot of time. It's making a huge difference, however, at the Accelerated School, a charter school in South Central Los Angeles, where all parents are required to commit 30 hours of service a year to the school. Parents volunteer in the classrooms during the week and on weekends, are involved in the school's decision making, and attend parent workshops and enrichment classes.

"The founders of the Accelerated School wanted to create a family environment where every child is viewed as gifted and where families are active in education," said Scott Bottles (above), president of the school's Board of Trustees and senior managing director for Wells Fargo Capital Markets.

The Wells Fargo Foundation presented the founders with a $200,000 grant 10 years ago to help make the school a reality. "Wells Fargo believed in the founders' idea and their ability to create a completely new kind of school," said Bottles.

Students at the Accelerated School score on average over 100 percent higher on standardized tests compared to their peers at other schools in the south L.A. community. The school also has received national recognition, named *Time* magazine's Elementary School of the Year.

When the school opened in 1994, students enrolled on a first-come basis. Demand now is so high a lottery is used. After the campus expansion is complete, the school will more than triple its current enrollment of 270 and serve students in pre-K through 12th grades.

Wells Fargo recently contributed $1 million to the school's capital campaign, chaired by Paul Watson, head of Commercial and Corporate Banking.



Pursuing the American Dream When Assistant Police Chief Rudy Landeros (right) appealed to banks in Austin, Texas, only Wells Fargo responded. "Chief Landeros realized many robbery victims in Austin are Mexican nationals who carry large amounts of cash," said Wells Fargo Bank President Rick Burciaga. "We offered them a secure place for their funds and a way for them to access more financial services."

This initiative had nationwide implications. It paved the way for Wells Fargo to accept the Matricula Consular as a primary form of identification for opening a bank account in all 23 of the Company's banking states. Partnering with the Mexican government, issuer of the Matricula, Wells Fargo was among the first financial institutions in the United States to actively promote acceptance of the card.

Personal bankers such as Fernando Montemayor (center) and Laura Lara-Hughes (left) make banking products available to Mexican nationals every day.

In just the first three months of the program, more than 20,000 Mexican nationals across the USA became Wells Fargo customers.



HELP-ing Entrepreneurs Succeed More than two dozen Hmong entrepreneurs in St. Paul, Minnesota, are now ready to grow their businesses thanks to a program created by Wells Fargo and the Vang Pao Foundation. Some of the entrepreneurs head family-owned businesses, others own small service companies, but thanks to the program all have a better chance for success.

Participants in the Hmong Entrepreneur Learning Program (HELP) do market research, learn the importance of establishing and maintaining good credit, and create a case study outlining their business objectives. "The nine-week program helps Hmong entrepreneurs integrate their business plans into the mainstream business community," said Joel Jackson (above), business banking manager. "HELP connects the talents of team members, community leaders, educators and Hmong for the benefit of the entire community."

The program grew from a relationship Wells Fargo began with the Hmong community over 10 years ago, and is the first step in creating a national Hmong entrepreneur training program.





John A. Berg
North Central Banking





Promod L. Haque
Norwest Venture Partners



David A. Hoyt
Wholesale Banking



Michael R. James
Business Banking, Consumer Lending



John E. Lindahl
Norwest Equity Partners



Dennis J. Mooradian
Private Client Services



Mark C. Oman
Mortgage and Home Equity



Clyde W. Ostler
Internet Services

Daniel W. Porter
Wells Fargo Financial



John G. Stumpf
Western Banking



Carrie L. Tolstedt
California and Border Banking



Paul M. Watson
Commercial Banking, U.S. Corporate Banking



Peter J. Wissinger
Wells Fargo Home Mortgage



Doreen Woo Ho
Home Equity

The Businesses of Wells Fargo

We compete in virtually every segment of the financial services industry and we're market leaders in many of them. Here's how one of North America's most diverse financial services companies fits together.



- Community Banking 40%
- Investments & Insurance 15%
- Home Mortgage/Home Equity ...13%
- Specialized Lending 12%
- Wholesale Banking 10%
- Consumer Finance 6%
- Commercial Real Estate 4%

Diversified Financial Services— Not Just Banking We're one of the USA's most diversified financial services companies—a diversity that has enabled us to weather all economic cycles.

Based on historical averages and near future year expectations



Wells Fargo Banks The USA's most extensive banking franchise, from Van Wert, Ohio to Bethel, Alaska, includes 12 of the nation's 20 fastest growing states.



Wells Fargo Financial The store network of Wells Fargo Financial (consumer finance) stretches from Saipan in the Pacific through Canada, across the USA, and into the Caribbean.



Wells Fargo Home Mortgage Through its stores and its presence in our banking stores, Wells Fargo Home Mortgage is the USA's largest originator of home mortgages and has the most extensive franchise.

The Businesses of Wells Fargo

	Markets	Size	Customers	Team Members	Performance
Community Banking					
California and Border Banking	California and San Diego, Calif. to Brownsville, Texas	$62.5 billion[1]	3.7 million[2]	13,900	California's #1 home equity lender; Border Banking new household growth more than triple company average
Western Banking	Ariz., Colo., Id., Nev., N.M., Ore., Texas, Utah, Wash., Wy.	$63.4 billion[1]	4.1 million[2]	17,900	Added 530,000 First Security households in seven states
North Central Banking	Ak., Ill., Ind., Iowa, Mich., Minn., Mont., Neb., N.D., Ohio, S.D., Wisc.	$36.4 billion[1]	1.7 million[2]	9,600	Added 149,000 National Bank of Alaska, Brenton Banks (Iowa) customers
Private Client Services	USA	$137 billion managed	975,000	6,100	Added H.D. Vest, tax preparers and financial planners
Business Banking/ Consumer Lending	USA/Canada	$38 billion[4]	6.5 million	7,000	USA's #1 small business lender, #2 debit card issuer
Internet Services	Global	5 million unique visitors monthly	3 million active users	1,600	Among top 10 for online banking and online brokerage[5]; #1 for consumers, small business, large corporate customers
Wells Fargo Home Mortgage	USA	$194 billion originations $488 billion servicing	4.2 million	19,700	#1 in USA in originations, #2 servicing
Home Equity	USA	$25.5 billion portfolio	711,000	2,500	#1 market share growth among peers; #1 internet home equity lender
Corporate Trust	USA	10,000 issues, $482 billion in debt securities	2,500	980	Rated North America's #1 trustee
Norwest Equity Partners (nep.com)	USA	$1.5 billion capital and commitments under mgt.	77 active investments	29	Among USA's oldest, most successful venture capital firms; 40 years old in 2001
Norwest Venture Partners (norwestvp.com)		$1.5 billion capital and commitments under mgt.	100 active investments	25	
Wholesale Banking					
Commercial Banking	Ariz., Calif., Colo., Id., Ill., Minn., Mo., Nev., Ore., Utah, Texas, Wash., Wisc.	$28 billion[1]	12,000	2,700	Added 900 First Security Customers
Corporate Banking	USA	$358 million revenue	1,600	380	Shareowner Services rated #1 for customer service
Capital Markets	USA	$15.5 billion[1]	23,500	1,000	Interest rate hedging transactions up 50%
International	USA	$1.3 billion[1]	14,000	660	Foreign Exchange, Trade Service #1 for internet delivery
Insurance Services	USA	$5.8 billion premiums	2.9 million	5,600	Added Acordia, one of USA's largest property/casualty insurance brokers; USA's #5 insurance broker business
Asset-Based Lending	USA	$6 billion[1]	1,300	960	New offices: Atlanta, Cincinnati, Dallas
Eastdil	USA	$6.5 billion[3]		85	USA's #1 real estate investment bank
Institutional Investments	USA	$146 billion managed[1]	1.1 million[6]	2,700	Wells Fargo Funds rated among top 10% for service
Commercial Real Estate	USA	$8.7 billion[1]	400	430	Continued expansion: east, southeast USA
Wells Fargo Financial	USA, Canada, Caribbean	$16 billion[4]	4.7 million	12,100	Earnings up 12%, receivables up 17%

[1] assets [2] households [3] transaction value [4] receivables [5] Gomez Advisors [6] 401(k) participants

Board of Directors



Leslie S. Biller
Vice Chairman, COO
Wells Fargo & Company
Los Angeles, Calif.



J.A. Blanchard III 1,2,3
Chairman, CEO
eFunds Corporation
Scottsdale, Ariz.
(Electronic payment services)



Michael R. Bowlin 4,5
Retired Chairman, CEO
Atlantic Richfield Co.
Los Angeles, Calif.
(Integrated oil company)



David A. Christensen 2,3,5
Retired President, CEO
Raven Industries, Inc.
Sioux Falls, S.D.
(Diversified manufacturer)



Spencer F. Eccles 3,4
Chairman, Intermountain
Banking Region
Wells Fargo & Company
Salt Lake City, Utah



Susan E. Engel 3,4,5
Chairwoman, CEO
Department 56, Inc.
Eden Prairie, Minn.
(Specialty retailer)



Robert L. Joss 3,5
Philip H. Knight Professor and
Dean, Stanford U. Graduate
School of Business
Palo Alto, Calif.
(Higher education)



Reatha Clark King 1,4
President, Executive Director
General Mills Foundation
Minneapolis, Minn.
(Corporate foundation)



Richard M. Kovacevich
Chairman, President, CEO
Wells Fargo & Company
San Francisco, Calif.



Richard D. McCormick 4,5
President, International
Chamber of Commerce
(Trade association)
Chairman Emeritus, U S WEST, Inc.
Denver, Colo. (Communications)



Cynthia H. Milligan 1,2
Dean, College of
Business Administration
University of Nebraska-Lincoln
(Higher education)



Benjamin F. Montoya 1,4
CEO
Smart Systems Technologies, Inc.
Albuquerque, N.M.
(Home automation systems)



Philip J. Quigley 1,2,3
Retired Chairman, President, CEO
Pacific Telesis Group
San Francisco, Calif.
(Telecommunications)



Donald B. Rice 2,5
President, CEO
Agensys, Inc.
Santa Monica, Calif.
(Biotechnology)



Judith M. Runstad 1,4
Of Counsel
Foster Pepper & Shefelman PLLC
Seattle, Wash.
(Law firm)



Susan G. Swenson 1,2,3
President, COO
Leap Wireless International, Inc.
San Diego, Calif.
(Wireless communications)



Chang-Lin Tien
Professor Emeritus,
Mechanical Engineering,
University of California
Berkeley
(Higher education)



Michael W. Wright 2,3,5
Chairman
SUPERVALU INC.
Eden Prairie, Minn.
(Food distribution, retailing)

Committees
Audit and Examination...1
Board Affairs...2
Credit...3
Finance...4
Human Resources...5

Corporate Officers

Howard I. Atkins, EVP,
Chief Financial Officer *

John A. Berg, Group EVP,
North Central Banking *

Leslie S. Biller, Vice Chairman, COO *

Patricia R. Callahan, EVP,
Human Resources *

James R. Campbell, Group EVP*

C. Webb Edwards, EVP,
Technology and Operations *

Saturnino S. Fanlo, SVP, Treasurer

John E. Ganoe, EVP,
Corporate Development

Cynthia J. Gray, EVP,
Marketing

Lawrence P. Haeg, EVP,
Corporate Communications

Laurel A. Holschuh, SVP,
Corporate Secretary

David A. Hoyt, Group EVP,
Wholesale Banking *

Michael R. James, Group EVP,
Business Banking and Consumer Lending*

Richard M. Kovacevich, Chairman, President, CEO *

Randall J. Lewis, EVP, Chief Auditor

Dennis J. Mooradian, Group EVP,
Private Client Services *

David J. Munio, EVP, Chief Credit Officer *

Mark C. Oman, Group EVP,
Mortgage and Home Equity *

Clyde W. Ostler, Group EVP,
Internet Services*

Daniel W. Porter, Group EVP,
Wells Fargo Financial *

Les L. Quock, SVP, Controller *

Eric D. Shand, Chief Loan Examiner

Robert S. Strickland, SVP,
Investor Relations

Stanley S. Stroup, EVP, General Counsel,
Government Relations *

John G. Stumpf, Group EVP,
Western Banking *

Carrie L. Tolstedt, Group EVP,
California and Border Banking *

* Officers designated as "executive officers" according to Securities and Exchange Commission rules

Senior Business Officers

California and Border Banking Group

Group Head

Carrie L. Tolstedt

Regional Presidents

Colleen M. Anderson, California Business Banking

Nathan E. Christian, Southern California/Border Banking

Pamela M. Conboy, Northern California

William J. Dewhurst, Central California

Lynn A. Pike, Los Angeles Metro

Robert D. Worth, Bay Area

Customer Strategies

Leslie L. Altick, Consumer Deposits Group

Robert W. Byrne, Diverse Growth Segments

Robert Chlebowski, Distribution Strategies

John H. Freeman, Sales and Customer Development

Western Banking Group

Group Head

John G. Stumpf

Regional Presidents

Chip Carlisle, Texas Metro

Timothy J. Coughlon, Idaho/Oregon/Washington

Robert A. Hatch, Utah/SW Wyoming

Thomas W. Honig, Colorado/Wyoming

William R. Goertz, Greater Texas/New Mexico

Pat McMurray, Idaho

George Passadore, Oregon

Laura A. Schulte, Nevada

Gerrit van Huisstede, Arizona

Larry D. Willard, New Mexico/West Texas

North Central Banking Group

Group Head

John A. Berg

Regional Presidents

Terry D. Baloun, South Dakota/SW Minnesota

Kirk E. Dean, North Dakota/NW Minnesota

Joy N. Ott, Montana

Jon A. Campbell, Minnesota

Marilyn A. Dahl, Metro Minnesota

Norbert J. Harrington, Greater Minnesota

Peter E. Glanville, Lowry Hill Investment Advisors, Inc.

Robert B. Mersky, Peregrine Capital Management, Inc.

Alan V. Johnson, Indiana/Ohio

Lynn H. Horak, Iowa

J. Lanier Little, Illinois/Michigan/Wisconsin

Judith A. Owen, Nebraska

Edward B. Rasmuson, Alaska

Richard Strutz, Alaska

Business Banking And Consumer Lending Group

Group Head

Michael R. James

Michael W. Azevedo, Business Support Services

Marc L. Bernstein, Business Direct Lending

Robert L. Brown, Payroll

Donald W. Weber, Merchant Services

Jerry E. Gray, SBA Lending

Rebecca Macieira-Kaufmann, Small Business Marketing

Kevin Moss, Consumer Risk Management

Kevin A. Rhein, Consumer Lending and Card Services

Richard T. Schliesmann, Diversified Financial Group

Jon A. Veenis, Education Services

Internet Services Group

Group Head

Clyde W. Ostler

Sona Chawla, Strategic Planning

George H. Cheng, Technology

Stephen M. Ellis, Wholesale Internet Solutions

Shelley Freeman, Investment Internet Services

Gailyn A. Johnson, Retail Customer Service

Avid Modjtabai, Consumer Internet Services

Debra B. Rossi, Business Internet Services

Mortgage And Home Equity Group

Group Head

Mark C. Oman

Wells Fargo Home Mortgage, Inc.

Peter J. Wissinger, President, CEO

Geoffery H. Dreyer, Risk Management

Joy A. Griffiths, Marketing and Internet

Michael J. Heid, Loan Servicing

Cara K. Heiden, National Consumer Lending Sales

Ben C. Smith, Institutional Lending, Cross-Sell, Home Services, Emerging Markets

Home Equity Lending

Doreen Woo Ho, President

John W. Barton, Community Banking

Robert J. Frame, Delivery and Fulfillment

Jeffrey L. Moering, Strategic Risk Management

Kathleen L. Vaughan, Mortgage Resources/Equity Direct

Colin D. Walsh, Internet/Private Label

Corporate Trust Services

Brian Bartlett

Private Client Services

Group Head

Dennis J. Mooradian

Senior Managing Directors

Michael J. Conway, Western/Southern Division

Charles W. Daggs III, California Division

John R. Farrish, Central Division

Managing Directors

Gregory Bronstein, Brokerage

Lance P. Fox, Private Banking

Timothy J. Leach, Chief Investment Officer

David J. Pittman, Personal Trust

David K. Skolnik, Distribution Growth and Development

Wholesale Banking

Group Head

David A. Hoyt

Commercial and U.S. Corporate Banking Groups

Paul M. Watson

José R. Becquer, Treasury Management Sales

JoAnn N. Bertges, Nevada/Central California

Ron Caton, Wholesale Loan Services

Iris S. Chan, Northern California/Correspondent Banking

Robert A. Chereck, Texas

Pamela A. Clifford, Wholesale Customer Service/Implementation

Albert F. (Rick) Ehrke, Southern California

Richard P. Ferris, Corporate Banking, Shareowner Services

Alicia K. Harrison, Southwest

Mark D. Howell, Intermountain

Michael J. Loughlin, Senior Credit Officer, Commercial/Corporate

Perry G. Pelos, Midwest

John V. Rindlaub, Pacific Northwest

Sanjiv Sanghvi, Wholesale Marketing, Treasury Management Product Management

J. Gregory Seibly, Greater Los Angeles

Gerald B. Stenson, Minnesota

Capital Markets Group

Timothy J. Sloan

Steven R. Ashley, Leveraged Finance, Mezzanine, Communications Lending

George Bishop, Real Estate Managed Asset Group

J. Edward Blakey, Commercial Mortgage Origination, Servicing

Saturnino S. Fanlo, High Yield Securities, Financial Products, Rate Risk Management

Margot N. Golding, Wholesale University

Michael Hernandez, Wells Fargo Securities

John Hullar, Wells Fargo Securities

J. Michael Johnson, Structured Finance, Distribution, Equity Funds

Mark L. Myers, Real Estate Merchant Banking

James R. Renner, Wells Fargo Equipment Finance, Inc.

Peter J. Roos, Senior Credit Officer

Real Estate Group

A. Larry Chapman

Nancy O. Altobello, Construction Lending Advisory Group

Shirley O. Griffin, Loan Administration

Christopher J. Jordan, Mid-Atlantic/New England

Robin W. Michel, Northern California/Northwest

James H. Muir, Eastern U.S./Midwest

Stephen P. Prinz, Central U.S./Texas

Timothy W. Washburn, Southern California/Southwest

Thomas W. Davis, Senior Credit Officer, Real Estate

International and Insurance Services Group

David J. Zuercher

Peter P. Connolly, Foreign Exchange/International Financial Services

Tracey B. Warson, Foreign Exchange, International Treasury Management, Financial Risk Management

Timothy King, Wells Fargo Insurance, Inc.

Michael E. Connealy, Rural Community Insurance Services

David J. Weber, Wells Fargo HSBC Trade Bank, N.A.

Frank C. Witthun, Acordia, Inc.

Asset-Based Lending Group

John F. Nickoll

Peter E. Schwab, Foothill Capital Corporation

Henry K. Jordan

Thomas Pizzo, Century Business Credit

Martin J. McKinley, Wells Fargo Business Credit, Inc.

Eastdil Realty Company, LLC

Benjamin V. Lambert

Roy H. March

Institutional Investment Services

Michael J. Niedermeyer

Robert W. Bissell, Wells Capital Management, Inc.

James W. Paulsen, Wells Capital Management, Inc.

Michael J. Hogan, Wells Fargo Funds LLC

P. Jay Kiedrowski, Institutional Trust Group

John S. McCune, Institutional Brokerage

Laurie Nordquist, Institutional Trust

Carol Warner, Trust Operations

Norwest Equity Partners

John E. Lindahl, Managing Partner

Norwest Venture Partners

Promod Haque, Managing Partner

Wells Fargo Financial

Group Head

Daniel W. Porter

Thomas P. Shippee, President & COO

Alan Blenner, Chief Credit Officer

James R. Fisher, U.S. Auto Lending

Greg M. Janasko, Commercial Operations

David R. Kvamme, U.S. Consumer

Gary Lorenz, U.S. Auto Indirect Lending

Jaime Marti, Caribbean Auto Lending

Anthony M. Padinha, Chief Technology Officer

John E. Van Leeuwen, Canadian Operations

Oriol Segarra, Caribbean Consumer

John W. Sondereker, U.S. Auto & Caribbean Operations

Dennis E. Young, Chief Financial Officer

Technology And Operations Group

C. Webb Edwards

Technology and Operations Services

Terry L. Allen, Technology Infrastructure

Michael P. Caughlin, Customer Service Delivery

Mitchell A. Christensen, Traditional Payments

Kevin B. Dabney, Enterprise Technology and Transition

Kathy J. DeWit, Electronic Payments

Joseph A. Ervin, Wholesale Services

Victor K. Nichols, Application Development

Michael D. Noble, Retail and Payment Services

Diana L. Starcher, Phone Bank


WELLS FAR

Wells Fargo express team Saint Paul, Minnesota, 1912

Financial Review

Financial Statements

Overview

Wells Fargo & Company is a $308 billion diversified financial services company providing banking, insurance, investments, mortgage banking and consumer finance through banking branches, the internet and other distribution channels to consumers, commercial businesses and financial institutions in all 50 states of the U.S. and in other countries. It ranked fifth in assets and third in market capitalization among U.S. bank holding companies at December 31, 2001. In this Annual Report, Wells Fargo & Company and Subsidiaries (consolidated) is referred to as the Company and Wells Fargo & Company alone is referred to as the Parent.

On October 25, 2000, the Company completed its merger with First Security Corporation (the FSCO Merger). First Security Corporation (First Security or FSCO) survived as a wholly owned subsidiary of the Company. The FSCO Merger was accounted for under the pooling-of-interests method of accounting and, accordingly, the information included in the financial review presents the combined results as if the merger had been in effect for all periods presented.

Certain amounts in the financial review for prior years have been reclassified to conform with the current financial statement presentation.

Net income in 2001 was $3.42 billion, compared with $4.03 billion in 2000. Diluted earnings per common share were $1.97, compared with $2.33 in 2000. The decreases in net income and earnings per share were due to second quarter 2001 non-cash impairment of public and private equity securities and other special charges of $1.16 billion (after tax), or $.67 per share. Apart from these charges, very strong growth in business revenue more than offset the impact of higher credit losses on 2001 profits.

Return on average assets (ROA) was 1.20% and return on average common equity (ROE) was 12.79% in 2001, compared with 1.61% and 16.31%, respectively, in 2000. Excluding non-cash impairment and other special charges ROA was 1.60% and ROE was 17.13%.

Net interest income on a taxable-equivalent basis was $12.54 billion in 2001, compared with $10.93 billion a year ago. The Company's net interest margin was 5.36% for 2001, compared with 5.35% in 2000.

Noninterest income was $7.69 billion in 2001, compared with $8.84 billion in 2000. The decrease was due to approximately $1.72 billion (before tax) of impairment write-downs in the second quarter of 2001 reflecting other-than-temporary impairment in the valuation of publicly traded securities and private equity investments, partially offset by increases in gains on sales of securities available for sale and mortgage banking income.

Revenue, the total of net interest income and noninterest income adjusted for the $1.72 billion (before tax) of non-cash impairment, increased from $19.71 billion to $21.87 billion, or 11%.

Noninterest expense totaled $12.89 billion in 2001, compared with $11.83 billion in 2000, an increase of 9%. The increase was primarily due to an increase in salaries and incentive compensation resulting from increases in full-time equivalent staff and higher commissions due to record mortgage originations. Expense growth also included the effect of acquisitions, particularly Acordia, the fifth largest insurance broker in the U.S.

The provision for loan losses was $1.78 billion in 2001, compared with $1.33 billion in 2000. During 2001, net charge-offs were $1.78 billion, or 1.09% of average total loans, compared with $1.22 billion, or .84%, during 2000. The allowance for loan losses was $3.76 billion, or 2.18% of total loans, at December 31, 2001, compared with $3.72 billion, or 2.31%, at December 31, 2000.

At December 31, 2001, total nonaccrual and restructured loans were $1.64 billion, or 1.0% of total loans, compared with $1.20 billion, or .7%, at December 31, 2000. Foreclosed assets were $171 million at December 31, 2001, compared with $128 million at December 31, 2000.

The ratio of common stockholders' equity to total assets was 8.83% at December 31, 2001, compared with 9.63% at December 31, 2000. The Company's total risk-based capital (RBC) ratio at December 31, 2001 was 10.45% and its Tier 1 RBC ratio was 6.99%, exceeding the minimum regulatory guidelines of 8% and 4%, respectively, for bank holding companies. The Company's RBC ratios at December 31, 2000 were 10.43% and 7.29%, respectively. The Company's leverage ratios were 6.25% and 6.49% at December 31, 2001 and 2000, respectively, exceeding the minimum regulatory guideline of 3% for bank holding companies.

Recent Accounting Standards

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement No. 141 (FAS 141), *Business Combinations,* and Statement No. 142 (FAS 142), *Goodwill and Other Intangible Assets.*

FAS 141, effective June 30, 2001, requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method of accounting; the use of the pooling-of-interests method of accounting is eliminated. FAS 141 also establishes how the purchase method is to be applied for business combinations completed after June 30, 2001. This guidance is similar to previous generally accepted accounting principles (GAAP); however, FAS 141 establishes additional disclosure requirements for transactions occurring after the effective date.

FAS 142 eliminates amortization of goodwill associated with business combinations completed after June 30, 2001. During the transition period from July 1, 2001 through December 31, 2001, goodwill associated with business combinations completed prior to July 1, 2001 continued to be amortized through the income statement. Effective January 1, 2002, goodwill amortization expense ceased and goodwill will be assessed for impairment at least annually at the reporting unit level by applying a fair-value-based test. FAS 142 also provides additional guidance on acquired intangibles that should be separately recognized and amortized, which could result in the recognition of additional intangible assets, as compared with previous GAAP.

After January 1, 2002, the elimination of goodwill amortization under FAS 142 is expected to reduce noninterest expense by approximately $600 million (pretax) and increase net income by approximately $560 million (after tax), for the year ended December 31, 2002, compared with 2001. The Company expects to complete its initial goodwill impairment assessment to determine if a transition impairment charge will be recognized under FAS 142 and record any transition adjustment in first quarter 2002. At December 31, 2001, the Company had $9.53 billion of goodwill, $5.50 billion of which related to the 1996 purchase of First Interstate Bancorp. The Company has determined that impairment of the remaining First Interstate goodwill is not permitted under FAS 142 since the former First Interstate operations must be combined with other similar banking operations for impairment testing.

In June 2001, the FASB issued Statement No. 143 (FAS 143), *Accounting for Asset Retirement Obligations*, which addresses the recognition and measurement of obligations associated with the retirement of tangible long-lived assets. FAS 143 applies to legal obligations associated with the retirement of long-lived assets resulting from the acquisition, construction, development or the normal operation of a long-lived asset. FAS 143 requires that the fair value of an asset retirement obligation be recognized as a liability in the period in which it is incurred. The asset retirement obligation is to be capitalized as part of the carrying amount of the long-lived asset and the expense is to be recognized over the useful life of the long-lived asset. FAS 143 is effective January 1, 2003, with early adoption permitted. The Company plans to adopt FAS 143 effective January 1, 2003 and does not expect the adoption of the statement to have a material effect on the financial statements.

In August 2001, the FASB issued Statement No. 144 (FAS 144), *Accounting for the Impairment or Disposal of Long-Lived Assets*, which supersedes Statement No. 121 (FAS 121), *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.* FAS 144 carries forward from FAS 121 the fundamental guidance related to the recognition and measurement of an impairment loss related to assets to be held and used and provides guidance related to the disposal of long-lived assets to be abandoned or disposed of by sale. FAS 144 became effective January 1, 2002 and was required to be applied prospectively. Adoption of FAS 144 did not have a material effect on the financial statements.

Table 1: Ratios and Per Common Share Data

($ in millions, except per share amounts)	Year ended December 31,		
	2001	2000	1999
PROFITABILITY RATIOS			
Net income to average total assets (ROA)	**1.20%**	1.61%	1.78%
Net income applicable to common stock to average common stockholders' equity (ROE)	**12.79**	16.31	17.55
Net income to average stockholders' equity	**12.75**	16.20	17.35
EFFICIENCY RATIO (1)	**64.0%**	60.0%	58.8%
CAPITAL RATIOS			
At year end:			
Common stockholders' equity to assets	**8.83%**	9.63%	9.79%
Stockholders' equity to assets	**8.85**	9.72	9.90
Risk-based capital (2)			
Tier 1 capital	**6.99**	7.29	8.00
Total capital	**10.45**	10.43	10.93
Leverage (2)	**6.25**	6.49	6.76
Average balances:			
Common stockholders' equity to assets	**9.33**	9.83	10.07
Stockholders' equity to assets	**9.41**	9.93	10.27
PER COMMON SHARE DATA			
Dividend payout (3)	**50.25%**	38.14%	33.83%
Book value	**$16.01**	$15.29	$13.91
Market prices (4):			
High	**$54.81**	$56.38	$49.94
Low	**38.25**	31.00	32.13
Year end	**43.47**	55.69	40.44

(1) The efficiency ratio is defined as noninterest expense divided by total revenue (net interest income and noninterest income).
(2) See Note 22 to Financial Statements for additional information.
(3) Dividends declared per common share as a percentage of earnings per common share.
(4) Based on daily prices reported on the New York Stock Exchange Composite Transaction Reporting System.

Table 2: Six-Year Summary of Selected Financial Data

(in millions, except per share amounts)	2001	2000	1999	1998	1997	1996	% Change 2001/ 2000	Five-year compound growth rate
INCOME STATEMENT								
Net interest income	**$ 12,460**	$ 10,865	$ 10,116	$ 9,673	$ 9,258	$ 8,776	**15%**	**7%**
Provision for loan losses	**1,780**	1,329	1,104	1,617	1,203	541	**34**	**27**
Noninterest income	**7,690**	8,843	7,975	6,920	6,046	5,075	**(13)**	**9**
Noninterest expense	**12,891**	11,830	10,637	11,311	9,580	9,256	**9**	**7**
Net income	**3,423**	4,026	4,012	2,191	2,712	2,411	**(15)**	**7**
Earnings per common share	**$ 1.99**	$ 2.36	$ 2.32	$ 1.28	$ 1.57	$ 1.44	**(16)**	**7**
Diluted earnings per common share	**1.97**	2.33	2.29	1.26	1.55	1.42	**(15)**	**7**
Dividends declared per common share	**1.00**	.90	.785	.70	.615	.525	**11**	**14**
BALANCE SHEET (at year end)								
Securities available for sale	**$ 40,308**	$ 38,655	$ 43,911	$ 36,660	$ 32,151	$ 33,077	**4%**	**4%**
Loans	**172,499**	161,124	133,004	119,662	116,435	115,119	**7**	**8**
Allowance for loan losses	**3,761**	3,719	3,344	3,307	3,220	3,202	**1**	**3**
Goodwill	**9,527**	9,303	8,046	7,889	8,237	8,307	**2**	**3**
Assets	**307,569**	272,426	241,053	224,135	203,819	204,075	**13**	**9**
Core deposits	**182,295**	156,710	138,247	144,179	133,051	137,409	**16**	**6**
Long-term debt	**36,095**	32,046	26,866	22,662	18,820	18,936	**13**	**14**
Guaranteed preferred beneficial interests in Company's subordinated debentures	**2,435**	935	935	935	1,449	1,300	**160**	**13**
Common stockholders' equity	**27,150**	26,221	23,600	21,869	20,700	20,466	**4**	**6**
Stockholders' equity	**27,214**	26,488	23,871	22,332	21,164	21,256	**3**	**5**

Factors That May Affect Future Results

We make forward-looking statements in this report and in other reports and proxy statements we file with the Securities and Exchange Commission (SEC). In addition, our senior management might make forward-looking statements orally to analysts, investors, the media and others. Broadly speaking, forward-looking statements include:

- projections of our revenues, income, earnings per share, capital expenditures, dividends, capital structure or other financial items;
- descriptions of plans or objectives of our management for future operations, products or services, including pending acquisitions;
- forecasts of our future economic performance; and
- descriptions of assumptions underlying or relating to any of the foregoing.

In this report, for example, we make forward-looking statements discussing our expectations about:

- future credit losses and non-performing assets;
- the future value of equity securities, including those in our venture capital portfolios;
- the impact of new accounting standards, including the impact of FAS 142 on future noninterest expense and net income; and
- future short-term and long-term interest rate levels and their impact on our net interest margin, net income, liquidity and capital.

Forward-looking statements discuss matters that are not historical facts. Because they discuss future events or conditions, forward-looking statements often include words such as "anticipate," "believe," "estimate," "expect," "intend," "plan," "project," "target," "can," "could," "may," "should," "will," "would" or similar expressions. Do not unduly rely on forward-looking statements. They give our expectations about the future and are not guarantees. Forward-looking statements speak only as of the date they are made, and we might not update them to reflect changes that occur after the date they are made.

There are several factors—many beyond our control—that could cause results to differ significantly from our expectations. Some of these factors are described below. Other factors, such as credit, market, operational, liquidity, interest rate and other risks, are described elsewhere in this report (see, for example, "Financial Review—Balance Sheet Analysis"). Factors relating to the regulation and supervision of the Company are described in our Annual Report on Form 10-K for the year ended December 31, 2001. Any factor described in this report or in our 2001 Form 10-K could by itself, or together with one or more other factors, adversely affect our business, results of operations and/or financial condition. There are factors not described in this report or in our Form 10-K that could cause results to differ from our expectations.

Industry Factors

AS A FINANCIAL SERVICES COMPANY, OUR EARNINGS ARE SIGNIFICANTLY AFFECTED BY GENERAL BUSINESS AND ECONOMIC CONDITIONS.
Our business and earnings are impacted by general business and economic conditions in the United States and abroad. These conditions include short-term and long-term interest rates, inflation, monetary supply, fluctuations in both debt and equity capital markets, and the strength of the U.S. economy and the local economies in which we operate. For example, an economic downturn, increase in unemployment, or other events that negatively impact household and/or corporate incomes could decrease the demand for the Company's loan and non-loan products and services and increase the number of customers who fail to pay interest or principal on their loans.

TERRORIST ATTACKS. We cannot predict at this time the severity or duration of the impact on the general economy or the Company of the September 11, 2001 terrorist attacks or any subsequent terrorist activities or any actions taken in response to or as a result of those attacks or activities. The most immediate impact has been decreased demand for air travel, which has adversely affected not only the airline industry but also other travel-related and leisure industries, such as lodging, gaming and tourism. To the extent the impact has spread or might spread to the overall U.S. and global economies, it could further decrease capital and consumer spending and deepen the U.S. and/or global recession. Decreased capital and consumer spending and other recessionary effects could adversely affect the Company in a number of ways including decreased demand for our products and services and increased credit losses.

CALIFORNIA ENERGY CRISIS. California is an example of a local economy in which we operate. During 2001, California and other western states experienced an energy crisis, including increased energy costs, repeated episodes of diminished or interrupted electrical power supply and the filing by a California utility for protection under bankruptcy laws. We cannot predict whether this situation will continue in 2002 and, if it does, how severe the situation will be. Continuation or reoccurrence of the situation, however, could disrupt our business and the businesses of our customers who have operations or facilities in those states. It could also trigger an economic slowdown in those states, decreasing the demand for our loans and other products and services and/or increasing the number of customers who fail to repay their loans. Continuation or reoccurrence of the situation could also impact other states in which we operate, creating the same or similar concerns for us in those states.

We discuss other business and economic conditions in more detail elsewhere in this report.

OUR EARNINGS ARE SIGNIFICANTLY AFFECTED BY THE FISCAL AND MONETARY POLICIES OF THE FEDERAL GOVERNMENT AND ITS AGENCIES.
The policies of the Board of Governors of the Federal Reserve System impact us significantly. The Federal Reserve Board regulates the supply of money and credit in the United States. Its policies directly and indirectly influence the rate of interest earned on loans and paid on borrowings and interest-bearing deposits and can also materially affect the value of financial instruments we hold, such as debt securities and mortgage servicing rights. Those policies determine to a significant extent our cost of funds for lending and investing. Changes in those policies are beyond our control and are hard to predict. Federal Reserve Board policies also can affect our borrowers, potentially increasing the risk that they may fail to repay their loans. For example, a tightening of the money supply by the Federal Reserve Board could reduce the demand for a borrower's products and services. This could adversely affect the borrower's earnings and ability to repay its loan.

THE FINANCIAL SERVICES INDUSTRY IS HIGHLY COMPETITIVE.
We operate in a highly competitive environment in the products and services we offer and the markets in which we operate. The competition among financial services companies to attract and retain customers is intense. Customer loyalty can be easily influenced by a competitor's new products, especially offerings that provide cost savings to the customer. Some of our competitors may be better able to provide a wider range of products and services over a greater geographic area.

We believe the financial services industry will become even more competitive as a result of legislative, regulatory and technological changes and the continued consolidation of the industry. Technology has lowered barriers to entry and made it possible for non-banks to offer products and services traditionally provided by banks, such as automatic transfer and automatic payment systems. Also, investment banks and insurance companies are competing in more banking businesses such as syndicated lending and consumer banking. Recently, a number of foreign banks have acquired financial services companies in the United States, further increasing competition in the U.S. market. Many of our competitors have fewer regulatory constraints and some have lower cost structures. We expect the consolidation of the financial services industry to result in larger, better capitalized companies offering a wide array of financial services and products.

The Gramm-Leach-Bliley Act (the Act) permits banks, securities firms and insurance companies to merge by creating a new type of financial services company called a "financial holding company." Financial holding companies can offer virtually any type of financial service, including banking, securities underwriting, insurance (both agency and underwriting) and merchant banking. Under the Act, securities firms and insurance companies that elect to become a financial holding company can acquire banks and other financial institutions. The Act significantly changes our competitive environment.

WE ARE HEAVILY REGULATED BY FEDERAL AND STATE AGENCIES.

The holding company, its subsidiary banks and many of its non-bank subsidiaries are heavily regulated at the federal and state levels. This regulation is to protect depositors, federal deposit insurance funds and the banking system as a whole, not security holders. Congress and state legislatures and federal and state regulatory agencies continually review banking laws, regulations and policies for possible changes. Changes to statutes, regulations or regulatory policies, including changes in interpretation or implementation of statutes, regulations or policies, could affect us in substantial and unpredictable ways including limiting the types of financial services and products we may offer and/or increasing the ability of non-banks to offer competing financial services and products. Also, our failure to comply with laws, regulations or policies could result in sanctions by regulatory agencies and damage to our reputation. For more information, refer to the "Regulation and Supervision" section of our Annual Report on Form 10-K for the year ended December 31, 2001 and to Notes 3 (Cash, Loan and Dividend Restrictions) and 22 (Risk-Based Capital) to Financial Statements included in this report.

CONSUMERS MAY DECIDE NOT TO USE BANKS TO COMPLETE THEIR FINANCIAL TRANSACTIONS.

Technology and other changes are allowing parties to complete financial transactions that historically have involved banks. For example, consumers can now pay bills and transfer funds directly without banks. The process of eliminating banks as intermediaries, known as "disintermediation," could result in the loss of fee income, as well as the loss of customer deposits and income generated from those deposits.

Company Factors

MAINTAINING OR INCREASING OUR MARKET SHARE DEPENDS ON MARKET ACCEPTANCE AND REGULATORY APPROVAL OF NEW PRODUCTS AND SERVICES.

Our success depends, in part, on our ability to adapt our products and services to evolving industry standards. There is increasing pressure on financial services companies to provide products and services at lower prices. This can reduce our net interest margin and revenues from our fee-based products and services. In addition, the widespread adoption of new technologies, including internet-based services, could require us to make substantial expenditures to modify or adapt our existing products and services. We might not successfully introduce new products and services, achieve market acceptance of our products and services, and/or develop and maintain loyal customers.

THE HOLDING COMPANY RELIES ON DIVIDENDS FROM ITS SUBSIDIARIES FOR MOST OF ITS REVENUE.

The holding company is a separate and distinct legal entity from its subsidiaries. It receives substantially all of its revenue from dividends from its subsidiaries. These dividends are the principal source of funds to pay dividends on the holding company's common and preferred stock and interest and principal on its debt. Various federal and/or state laws and regulations limit the amount of dividends that our bank and certain of our non-bank subsidiaries may pay to the holding company. Also, the holding company's right to participate in a distribution of assets upon a subsidiary's liquidation or reorganization is subject to the prior claims of the subsidiary's creditors. For more information, refer to "Regulation and Supervision—Dividend Restrictions" and "—Holding Company Structure" in our Annual Report on Form 10-K for the year ended December 31, 2001.

WE HAVE BUSINESSES OTHER THAN BANKING.

We are a diversified financial services company. In addition to banking, we provide insurance, investments, mortgages and consumer finance. Although we believe our diversity helps mitigate the impact to the Company when downturns affect any one segment of our industry, it also means that our earnings could be subject to different risks and uncertainties. We discuss some examples below.

MERCHANT BANKING. Our merchant banking activities including venture capital investments have a much greater risk of capital losses than our traditional banking activities. In addition, it is difficult to predict the timing of any gains from these activities. For example, realization of gains from our venture capital investments depends on a number of factors—many beyond our control—including general economic conditions, the prospects of the companies in which we invest, when these companies go public, the size of our position relative to the public float, and whether we are subject to any resale restrictions.

Early in 2001, we experienced sustained declines in the market values of some of our publicly traded and private equity securities, in particular securities of companies in the technology and telecommunications industries. In the second quarter of 2001, we recognized non-cash charges to reflect other-than-temporary impairment in the valuation of securities. A number of factors, including the continued deterioration in capital spending on technology and telecommunications equipment and/or the impact of the recent terrorist attacks and other terrorist activities and actions taken in response to or as a result of those attacks and activities, could result in additional declines in the market values of our publicly traded and private equity securities. If we determine that the declines are other-than-temporary, additional impairment charges would be recognized. In addition, we will realize losses to the extent we sell securities at less than book value. For more information, see in this report "Financial Review—Overview," "—Earnings Performance—Noninterest Income," "—Balance Sheet Analysis—Securities Available for Sale" and Note 4 to Financial Statements.

MORTGAGE BANKING. The impact of interest rates on our mortgage banking business can be large and complex. Loan origination fees and loan servicing fees account for a significant portion of mortgage-related revenues. Changes in interest rates can impact both types of fees. For example, we would expect a decline in mortgage rates to increase the demand for mortgage loans as borrowers refinance, but also lead to accelerated payoffs in our mortgage servicing portfolio. Conversely, in a constant or increasing rate environment, we would expect fewer loans to be refinanced and a decline in payoffs in our servicing portfolio. While the Company uses dynamic and sophisticated models to assess the impact of interest rates on mortgage fees, amortization of mortgage servicing rights, and the value of mortgage servicing assets, the estimates of net income and fair value produced by these models are dependent on estimates and assumptions of future loan demand, prepayment speeds and other factors which may overstate or understate actual subsequent experience. For more information, see in this report "Financial Review—Risk Management—Mortgage Banking Interest Rate Risk."

WE HAVE AN ACTIVE ACQUISITION PROGRAM.

We regularly explore opportunities to acquire financial institutions and other financial services providers. We cannot predict the number, size or timing of future acquisitions. We typically do not comment publicly on a possible acquisition or business combination until we have signed a definitive agreement for the transaction.

Our ability to successfully complete an acquisition generally is subject to regulatory approval, and we cannot be certain when or if, or on what terms and conditions, any required regulatory approvals will be granted. We might be required to divest banks or branches as a condition to receiving regulatory approval.

Difficulty in integrating an acquired company may cause us not to realize expected revenue increases, cost savings, increases in geographic or product presence, and/or other projected benefits from the acquisition. Specifically, the integration process could result in higher than expected deposit attrition (run-off), loss of key employees, the disruption of our business or the business of the acquired company, or otherwise adversely affect our ability to maintain relationships with customers and employees or achieve the anticipated benefits of the acquisition. Also, the negative impact of any divestitures required by regulatory authorities in connection with acquisitions or business combinations may be greater than expected.

OUR BUSINESS COULD SUFFER IF WE FAIL TO ATTRACT AND RETAIN SKILLED PEOPLE.

Our success depends, in large part, on our ability to attract and retain key people. Competition for the best people in most activities engaged in by the Company can be intense. We may not be able to hire people or to keep them.

OUR STOCK PRICE CAN BE VOLATILE.

Our stock price can fluctuate widely in response to a variety of factors including:

- actual or anticipated variations in our quarterly operating results;
- new technology used, or services offered, by our competitors;
- significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors;
- failure to integrate our acquisitions or realize anticipated benefits from our acquisitions; and
- changes in government regulations.

General market fluctuations, industry factors and general economic and political conditions and events, such as the recent terrorist attacks, economic slowdowns or recessions, interest rate changes, credit loss trends or currency fluctuations, also could cause our stock price to decrease regardless of our operating results.

Earnings Performance

Net Interest Income

Net interest income is the difference between interest income (which includes yield-related loan fees) and interest expense. Net interest income on a taxable-equivalent basis was $12.54 billion in 2001, compared with $10.93 billion in 2000, an increase of 15%. The increase was primarily due to a 14% increase in earning assets.

Net interest income on a taxable-equivalent basis expressed as a percentage of average total earning assets is referred to as the net interest margin, which represents the average net effective yield on earning assets. For 2001, the net interest margin was 5.36%, compared with 5.35% in 2000. On average for the year 2001, earning asset yields declined approximately the same as the decline in the average cost of all funding sources, about 95 basis points. During 2001, the net interest margin widened on a sequential quarterly basis from 5.21% in the first quarter to 5.50% in the fourth quarter. Three factors account for the margin increase during the year: (a) a greater proportion of consumer loans in the total loan mix, (b) an increase in lower cost core deposits, particularly mortgage escrow deposits as mortgage origination activity expanded, and (c) a faster decline in deposit and borrowing costs than in loan yields as the general level of market rates declined throughout the year.

Table 5 presents the individual components of net interest income and the net interest margin.

Noninterest Income

Table 3 shows the major components of noninterest income.

Service charges on deposit accounts increased in line with the growth in core consumer deposit balances and account activity.

The increase in trust and investment fees for 2001 was primarily due to the acquisition of H.D. Vest and an increase in mutual fund fees resulting from the overall growth in mutual fund assets. The Company managed mutual funds with $77 billion of assets at December 31, 2001, compared with $69 billion at December 31, 2000. The Company also managed or maintained personal trust, employee benefit trust and agency assets of approximately $525 billion at December 31, 2001, compared with $480 billion at December 31, 2000.

The increase in mortgage origination and other closing fees was predominantly due to increased refinancing activity resulting from the decline in fixed-rate mortgage rates during the last three quarters of 2001. Mortgage servicing fees before amortization and impairment provision increased in 2001 in line with substantial growth in the servicing portfolio. However, these additional fees were more than offset by increased amortization and impairment provisions for mortgage servicing rights and other retained interests. Such valuation adjustments are driven by higher estimated prepayments assumed to be associated with the lower prevailing level of interest rates. (For additional disclosures related to assumptions used to value mortgage servicing rights, see Note 1 (Transfers and Servicing of Financial Assets) and Note 19 to Financial Statements.) The increase in gains on mortgage loan origination/sales activities in 2001 was due to increased production volume.

The increase in insurance fees was predominantly due to the acquisition of Acordia in the second quarter of 2001 and subsequent growth in that business.

Net venture capital losses for 2001 included approximately $1,500 million (pretax) of non-cash impairment write-downs recognized in the second quarter of 2001 reflecting other-than-temporary impairment in the valuation of publicly traded securities and private equity investments. Venture capital gains in 2000 included a $560 million (pretax) non-cash gain recognized during the first quarter on the Company's investment in Siara Systems.

Table 3: Noninterest Income

(in millions)	Year ended December 31,			% Change	
	2001	2000	1999	**2001/ 2000**	2000/ 1999
Service charges on deposit accounts	**$1,876**	$1,704	$1,580	**10%**	8%
Trust and investment fees:					
Asset management and custody fees	**731**	735	784	**(1)**	(6)
Mutual fund and annuity sales fees	**803**	763	472	**5**	62
All other	**176**	126	110	**40**	15
Total trust and investment fees	**1,710**	1,624	1,366	**5**	19
Credit card fees	**796**	721	694	**10**	4
Other fees:					
Cash network fees	**202**	187	151	**8**	24
Charges and fees on loans	**445**	347	314	**28**	11
All other	**597**	579	505	**3**	15
Total other fees	**1,244**	1,113	970	**12**	15
Mortgage banking:					
Origination and other closing fees	**737**	350	406	**111**	(14)
Servicing fees, net of amortization and impairment	**(260)**	665	404	**—**	65
Net gains on securities available for sale	**134**	—	—	**—**	—
Net gains on sales of mortgage servicing rights	**—**	159	193	**(100)**	(18)
Net gains on mortgage loan origination/sales activities	**705**	38	117	**—**	(68)
All other	**355**	232	287	**53**	(19)
Total mortgage banking	**1,671**	1,444	1,407	**16**	3
Insurance	**745**	411	395	**81**	4
Net venture capital (losses) gains	**(1,630)**	1,943	1,008	**—**	93
Net gains (losses) on securities available for sale	**463**	(722)	(228)	**—**	217
Net income (loss) from equity investments accounted for by the:					
Cost method	**(55)**	170	138	**—**	23
Equity method	**(51)**	94	81	**—**	16
Net gains (losses) on sales of loans	**35**	(134)	68	**—**	—
Net gains on dispositions of operations	**122**	23	107	**430**	(79)
All other	**764**	452	389	**69**	16
Total	**$7,690**	$8,843	$7,975	**(13)%**	11%

Net losses for 2001 from equity investments included approximately $215 million of non-cash impairment write-downs recognized in the second quarter of 2001.

The Company routinely recognizes impairment in its venture capital portfolios. During second quarter 2001, based on general economic and market conditions, including those events occurring in the technology and telecommunications industries, adverse changes occurred that impacted venture capital financing. While the impairment recognized is based on all of the information available at the time of the assessment, other information or economic developments in the future could lead to further impairment.

The net losses on securities available for sale in 2000 were predominantly due to the sales of securities associated with the restructuring of the debt securities portion of the securities available for sale portfolio during the first nine months of 2000.

Net losses on sales of loans in 2000 were due to sales of loans and loan asset securitizations by First Security prior to the FSCO Merger.

The increase in net gains on dispositions of operations in 2001 was predominantly due to a $96 million net gain in the first quarter of 2001, which included a $54 million reduction of unamortized goodwill, related to the divestiture of 39 stores (as a condition to the First Security merger) in Idaho, New Mexico, Nevada and Utah.

"All other" noninterest income included writedowns of auto lease residuals of about $80 million recorded in 2001, related to the portfolios acquired as part of the FSCO Merger, compared with about $180 million in 2000. In 2000, the Company began acquiring residual loss insurance, which is intended to cover most of the risk of additional declines in residual values for the auto lease portfolio in the foreseeable future.

Noninterest Expense

Table 4 shows the major components of noninterest expense.

Table 4: Noninterest Expense

(in millions)	Year ended December 31,			% Change	
	2001	2000	1999	**2001/ 2000**	2000/ 1999
Salaries	**$ 4,027**	$ 3,652	$ 3,307	**10%**	10%
Incentive compensation	**1,195**	846	643	**41**	32
Employee benefits	**960**	989	901	**(3)**	10
Equipment	**909**	948	928	**(4)**	2
Net occupancy	**975**	953	813	**2**	17
Goodwill	**610**	530	459	**15**	15
Core deposit intangible:					
Nonqualifying [1]	**155**	173	186	**(10)**	(7)
Qualifying	**10**	13	20	**(23)**	(35)
Net gains on dispositions of premises and equipment	**(21)**	(58)	(16)	**(64)**	263
Outside professional services	**486**	447	381	**9**	17
Contract services	**472**	536	473	**(12)**	13
Telecommunications	**355**	303	286	**17**	6
Outside data processing	**319**	343	312	**(7)**	10
Travel and entertainment	**286**	287	262	**—**	10
Advertising and promotion	**276**	316	251	**(13)**	26
Postage	**242**	252	239	**(4)**	5
Stationery and supplies	**242**	223	191	**9**	17
Operating losses	**234**	179	150	**31**	19
Insurance	**167**	157	152	**6**	3
Security	**156**	98	95	**59**	3
All other	**836**	643	604	**30**	6
Total	**$12,891**	$11,830	$10,637	**9%**	11%

(1) Represents amortization of core deposit intangible acquired after February 1992 that is subtracted from stockholders' equity in computing regulatory capital for bank holding companies.

The increase in salaries in 2001 was due to a 10% increase in active full-time equivalent staff, including employees from newly acquired companies.

The increase in incentive compensation was predominantly due to additional sales and service team members, partially to originate record mortgage volume.

The slight decrease in employee benefits was due to the Company recognizing net pension income of $49 million in 2001, compared with net pension cost of $49 million in 2000. This decrease was substantially offset by the increase in other employee benefits related to additional active full-time equivalent staff and rising benefit costs. The net pension income in 2001 was due to amortization of gains on pension plan assets due primarily to strong equity and bond market performance in 2000. The Company expects to recognize increased pension cost in 2002.

Table 5: Average Balances, Yields and Rates Paid (Taxable-Equivalent Basis) (1)(2)

(in millions)	2001 Average balance	2001 Yields/ rates	2001 Interest income/ expense	2000 Average balance	2000 Yields/ rates	2000 Interest income/ expense
EARNING ASSETS						
Federal funds sold and securities purchased under resale agreements	$ 2,583	3.69%	$ 95	$ 2,370	6.01%	$ 143
Debt securities available for sale [3]:						
Securities of U.S. Treasury and federal agencies	2,158	6.55	137	3,322	6.16	210
Securities of U.S. states and political subdivisions	2,026	7.98	154	2,080	7.74	162
Mortgage-backed securities:						
Federal agencies	27,433	7.19	1,917	26,054	7.22	1,903
Private collateralized mortgage obligations	1,766	8.55	148	2,379	7.61	187
Total mortgage-backed securities	29,199	7.27	2,065	28,433	7.25	2,090
Other debt securities [4]	3,343	7.80	254	5,049	7.93	261
Total debt securities available for sale [4]	36,726	7.32	2,610	38,884	7.24	2,723
Mortgages held for sale [3]	23,677	6.72	1,595	10,725	7.85	849
Loans held for sale [3]	4,820	6.58	317	4,915	8.50	418
Loans:						
Commercial	48,648	8.01	3,896	45,352	9.40	4,263
Real estate 1-4 family first mortgage	19,715	7.18	1,416	16,356	7.95	1,300
Other real estate mortgage	24,194	7.99	1,934	22,509	8.99	2,023
Real estate construction	8,073	8.10	654	6,934	10.02	695
Consumer:						
Real estate 1-4 family junior lien mortgage	21,232	9.25	1,965	15,292	10.43	1,595
Credit card	6,270	13.36	838	5,867	14.58	856
Other revolving credit and monthly payment	23,459	11.40	2,674	21,824	12.06	2,631
Total consumer	50,961	10.75	5,477	42,983	11.82	5,082
Lease financing	9,930	7.67	761	9,822	7.66	752
Foreign	1,603	20.82	333	1,621	21.15	343
Total loans [5][6]	163,124	8.87	14,471	145,577	9.93	14,458
Other	4,000	4.77	191	3,206	6.21	199
Total earning assets	$234,930	8.24	19,279	$205,677	9.19	18,790
FUNDING SOURCES						
Deposits:						
Interest-bearing checking	$ 2,178	2.51	55	$ 3,424	1.88	64
Market rate and other savings	80,585	2.05	1,655	63,577	2.81	1,786
Savings certificates	29,850	5.13	1,530	30,101	5.37	1,616
Other time deposits	1,332	5.04	67	4,438	5.69	253
Deposits in foreign offices	6,209	3.96	246	5,950	6.22	370
Total interest-bearing deposits	120,154	2.96	3,553	107,490	3.80	4,089
Short-term borrowings	33,885	3.76	1,273	28,222	6.23	1,758
Long-term debt	34,501	5.29	1,826	29,000	6.69	1,939
Guaranteed preferred beneficial interests in Company's subordinated debentures	1,394	6.40	89	935	7.92	74
Total interest-bearing liabilities	189,934	3.55	6,741	165,647	4.75	7,860
Portion of noninterest-bearing funding sources	44,996	—	—	40,030	—	—
Total funding sources	$234,930	2.88	6,741	$205,677	3.84	7,860
Net interest margin and net interest income on a taxable-equivalent basis [7]		5.36%	$12,538		5.35%	$10,930
NONINTEREST-EARNING ASSETS						
Cash and due from banks	$ 14,608			$ 13,103		
Goodwill	9,514			8,811		
Other	26,369			22,597		
Total noninterest-earning assets	$ 50,491			$ 44,511		
NONINTEREST-BEARING FUNDING SOURCES						
Deposits	$ 55,333			$ 48,691		
Other liabilities	13,301			11,000		
Preferred stockholders' equity	210			266		
Common stockholders' equity	26,643			24,584		
Noninterest-bearing funding sources used to fund earning assets	(44,996)			(40,030)		
Net noninterest-bearing funding sources	$ 50,491			$ 44,511		
TOTAL ASSETS	$285,421			$250,188		

(1) The average prime rate of the Company was 6.91%, 9.24%, 8.00%, 8.35% and 8.44% for 2001, 2000, 1999, 1998 and 1997, respectively. The average three-month London Interbank Offered Rate (LIBOR) was 3.78%, 6.52%, 5.42%, 5.56% and 5.74% for the same years, respectively.
(2) Interest rates and amounts include the effects of hedge and risk management activities associated with the respective asset and liability categories.
(3) Yields are based on amortized cost balances computed on a settlement date basis.

		1999			1998			1997
Average balance	Yields/ rates	Interest income/ expense	Average balance	Yields/ rates	Interest income/ expense	Average balance	Yields/ rates	Interest income/ expense
$ 1,673	5.11%	$ 86	$ 1,770	5.57%	$ 99	$ 1,207	5.40%	$ 65
6,124	5.51	348	5,916	6.02	353	5,987	6.22	371
2,119	8.12	168	1,855	8.39	148	1,630	8.35	133
23,542	6.77	1,599	20,079	6.99	1,376	22,173	7.08	1,559
3,945	6.77	270	3,072	6.72	205	3,083	6.80	210
27,487	6.77	1,869	23,151	6.95	1,581	25,256	7.05	1,769
3,519	7.49	209	1,570	7.94	105	1,192	5.71	71
39,249	6.69	2,594	32,492	6.90	2,187	34,065	6.91	2,344
13,559	6.96	951	14,712	6.85	1,008	7,314	7.27	532
5,154	7.31	377	4,876	7.71	376	3,900	8.10	316
38,932	8.66	3,370	35,805	8.85	3,169	31,939	9.22	2,943
13,315	7.78	1,036	13,870	7.92	1,098	16,924	8.46	1,432
18,822	8.74	1,645	17,539	9.40	1,648	17,603	9.61	1,692
5,260	9.56	503	4,270	9.71	415	3,858	10.13	391
11,656	9.96	1,161	10,708	10.43	1,117	9,882	9.61	950
5,686	13.77	783	6,322	14.99	948	6,960	14.59	1,015
19,561	11.88	2,324	19,992	12.15	2,428	20,188	11.88	2,398
36,903	11.57	4,268	37,022	12.13	4,493	37,030	11.78	4,363
8,852	7.81	691	7,039	8.13	572	5,467	8.32	455
1,554	20.65	321	1,353	20.65	279	1,042	20.40	212
123,638	9.57	11,834	116,898	9.99	11,674	113,863	10.09	11,488
3,252	5.01	162	3,092	5.86	181	2,558	5.93	152
$186,525	8.60	16,004	$173,840	8.97	15,525	$162,907	9.16	14,897
$ 3,120	.99	31	$ 3,034	1.35	41	$ 3,491	1.72	60
60,901	2.30	1,399	56,724	2.63	1,492	54,753	2.62	1,433
30,088	4.86	1,462	31,905	5.29	1,686	32,143	5.32	1,711
3,957	4.94	196	4,565	5.47	250	4,112	5.61	231
1,658	4.76	79	948	4.84	46	1,386	4.83	67
99,724	3.17	3,167	97,176	3.62	3,515	95,885	3.65	3,502
22,559	5.00	1,127	17,927	5.36	963	14,038	5.36	756
24,646	5.90	1,453	19,294	6.29	1,214	18,335	6.40	1,173
935	7.73	72	1,160	8.12	94	1,437	7.89	113
147,864	3.94	5,819	135,557	4.27	5,786	129,695	4.27	5,544
38,661	—	—	38,283	—	—	33,212	—	—
$186,525	3.13	5,819	$173,840	3.34	5,786	$162,907	3.41	5,544
	5.47%	$10,185		5.63%	$ 9,739		5.75%	$ 9,353
$ 12,252			$ 11,410			$ 12,297		
7,983			8,069			8,325		
18,339			14,255			14,689		
$ 38,574			$ 33,734			$ 35,311		
$ 45,201			$ 43,229			$ 39,903		
8,909			7,314			7,688		
461			463			555		
22,664			21,011			20,377		
(38,661)			(38,283)			(33,212)		
$ 38,574			$ 33,734			$ 35,311		
$225,099			$207,574			$198,218		

(4) Includes certain preferred securities.
(5) Interest income includes loan fees, net of deferred costs, of approximately $146 million, $194 million, $210 million, $148 million and $126 million in 2001, 2000, 1999, 1998 and 1997, respectively.
(6) *Nonaccrual loans and related income are included in their respective loan categories.*
(7) Includes taxable-equivalent adjustments that primarily relate to income on certain loans and securities that is exempt from federal and applicable state income taxes. The federal statutory tax rate was 35% for all years presented.

Operating Segment Results

COMMUNITY BANKING net income was $2,568 million in 2001, compared with $3,106 million in 2000. Excluding second quarter 2001 impairment and other special charges of $1,089 million (after tax), net income was $3,657 million in 2001, an increase of 18% from 2000. Net interest income increased by $1,324 million, or 17%, compared with 2000, primarily due to an increase in mortgages held for sale and mortgage loans, as well as lower borrowing costs. The provision for loan losses increased by $166 million from 2000 due to higher charge-offs and growth in the loan portfolio. Noninterest income was $5,189 million in 2001, compared with $6,685 million in 2000. Excluding second quarter 2001 impairment and other special charges of $1,742 million (before tax), noninterest income was up $246 million in 2001, or 4%, compared with 2000, due to increases in trust and investment fees, service charges on deposit accounts, mortgage banking and credit card fees. Also, noninterest income in 2000 included losses on sales of loans and securitizations by First Security prior to the FSCO Merger. These improvements, plus a significant increase in gains on securities available for sale more than offset the decrease in venture capital gains, excluding approximately $1,500 million of impairment charges taken in second quarter 2001. Noninterest expense increased by $576 million over 2000 due to an increase in sales and services staff related expenses as a result of record mortgage origination volume.

WHOLESALE BANKING net income was $928 million in 2001, compared with $1,007 million in 2000. Excluding second quarter 2001 impairment and other special charges of $62 million (after tax), net income was $990 million in 2001, a decrease of 2% from 2000. Net interest income increased $20 million, or 1%, from 2000, due to higher loan volume, which was offset by the lower interest rate environment that existed during 2001. Average outstanding loan balances increased $4 billion, or 9%, from 2000. Noninterest income increased by $345 million, or 20%, compared with 2000, due to higher insurance revenue related to the acquisition of Acordia in the second quarter of 2001. Noninterest expense increased by $399 million, or 21%, compared with 2000, primarily as a result of the Acordia acquisition along with increased personnel expenses related to increased sales and service staff. The provision for loan losses increased to $278 million in 2001, compared with $151 million in 2000.

WELLS FARGO FINANCIAL net income was $288 million in 2001, compared with $258 million in 2000, an increase of 12%. Net interest income increased by 18% from 2000, due to growth in average loans. The provision for loan losses was $487 million in 2001, compared with $329 million in 2000. The increase was predominantly due to growth in average loans and higher net write-offs in the loan portfolios.

For a further discussion of operating segments see Note 17 to Financial Statements.

Balance Sheet Analysis

A comparison between the year-end 2001 and 2000 balance sheets is presented below.

Securities Available for Sale

The Company holds both debt and marketable equity securities in its securities available for sale portfolio. Debt securities available for sale are primarily held for liquidity, interest rate risk management and yield enhancement purposes. Given these purposes, the portfolio is primarily comprised of very liquid, high quality federal agency debt securities. At December 31, 2001, the Company held $38.7 billion of debt securities available for sale, up from $35.4 billion at December 31, 2000. The Company had a net unrealized gain of $655 million at December 31, 2001 compared with a net unrealized gain of $718 million at December 31, 2000. Although the Company realized $597 million in gains on securities sold during 2001, the net unrealized gain declined only $63 million from December 31, 2000 because of the favorable impact of lower long-term interest rates on the value of debt securities not sold during 2001. The weighted average expected maturity of the debt securities portion of the securities available for sale portfolio was 5 years and 10 months at December 31, 2001. Since 80% of this portfolio is held in mortgage-backed securities, the expected remaining maturity may differ from contractual maturity because the issuers of such securities may have the right to prepay obligations with or without penalty.

The effect of a 200 basis point increase and a 200 basis point decrease on the fair value and the expected remaining maturity of the mortgage-backed securities available for sale portfolio is indicated in Table 6.

Table 6: Mortgage-Backed Securities

($ in billions)	Fair value	Net unrealized gain (loss)	Remaining maturity
At December 31, 2001	$32.4	$ .5	5 yrs., 6 mos.
At December 31, 2001, assuming a 200 basis point:			
Increase in interest rates	29.2	(2.7)	7 yrs., 4 mos.
Decrease in interest rates	34.2	2.3	2 yrs., 8 mos.

Equity securities available for sale are comprised of marketable common stocks, largely distributed from the Company's private equity investment activities. The decrease of $1.64 billion in cost between December 31, 2000 and December 31, 2001 was due to sales and dispositions and the non-cash impairment charges taken in the second quarter of 2001. The fair value of this portfolio exceeded cost by $176 million at December 31, 2001 and $72 million at December 31, 2000.

See Note 4 to Financial Statements for securities available for sale by security type.

Loan Portfolio

A comparative schedule of average loan balances is presented in Table 5; year-end balances are presented in Note 5 to Financial Statements.

Loans averaged $163.1 billion in 2001, compared with $145.6 billion in 2000, an increase of 12%. Total loans at December 31, 2001 were $172.5 billion, compared with $161.1 billion at year-end 2000, an increase of 7%. The increase in average loans is due to increased consumer demand, particularly for home finance. Mortgages held for sale increased from $11.8 billion to $30.4 billion due to record originations, including significant refinancing activity. These increases were partially offset by a slow down in commercial loan demand in line with the weakening U.S. economy.

Deposits

Comparative detail of average deposit balances is presented in Table 5. Average core deposits funded 58.8% and 58.3% of the Company's average total assets in 2001 and 2000, respectively. Year-end deposit balances are presented in Table 7. Total average interest-bearing deposits rose from $107.5 billion in 2000 to $120.2 billion in 2001. For the same periods, total average noninterest-bearing deposits rose from $48.7 billion to $55.3 billion. While savings certificates of deposits declined on average from $30.1 billion in 2000 to $29.9 billion in 2001, noninterest-bearing checking accounts and other core deposit categories increased substantially in 2001 reflecting the Company's success in growing customer accounts and balances and reflecting growth in mortgage escrow deposits associated with the record amount of mortgages originated in 2001. Deposit growth in 2001 was also partly due to sweep accounts moved onto the balance sheet.

Table 7: Deposits

(in millions)	December 31,		%
	2001	2000	Change
Noninterest-bearing	$ 65,362	$ 55,096	19%
Interest-bearing checking	2,228	3,699	(40)
Market rate and other savings	89,251	66,859	33
Savings certificates	25,454	31,056	(18)
Core deposits	182,295	156,710	16
Other time deposits	839	5,137	(84)
Deposits in foreign offices	4,132	7,712	(46)
Total deposits	$187,266	$169,559	10%

Off-Balance Sheet Transactions

Off-Balance Sheet Arrangements

The Company consolidates majority-owned subsidiaries that it controls. Other affiliates, including certain joint ventures, in which there is generally 20% ownership are accounted for by the equity method of accounting and not consolidated; those in which there is less than 20% ownership are generally carried at cost.

The Company's mortgage operation, in the routine course of business, originates a portion of its mortgage loans through joint ventures. Such joint ventures are used as a means to generate loans that are funded by Wells Fargo Home Mortgage, Inc. or an affiliated entity and are subject to established underwriting criteria. The Company has also entered into joint ventures to provide title, escrow, appraisal and other real estate-related services. These joint ventures were formed to provide certain operational efficiencies due to scale and are managed by the Company's joint venture partner, an unrelated third party. The Company has also formed alliances with other unrelated third parties to gain economies of scale through other joint ventures in areas such as credit card processing and related activities. These joint ventures are accounted for under the equity method and the assets and liabilities of such ventures are not significant.

The Company does not dispose of troubled loans or problem assets by means of unconsolidated special purpose entities.

In the ordinary course of business, the Company routinely originates, securitizes and sells into the secondary market mortgage loans, and from time to time, other financial assets, including student loans, commercial mortgages and auto receivables. The Company also structures investment vehicles, typically in the form of collateralized debt obligations, which are sold to customers to meet their specialized investment needs. Typically, all securitizations are structured without recourse to the Company, without other financial commitments from the Company and without restrictions on the retained interests. At December 31, 2001, with respect to these securitizations, the Company had issued a total of $15.6 million in liquidity commitments in the form of demand notes and had committed to provide a total of $19.8 million in credit enhancements related to four of these securitizations. At December 31, 2001, the Company retained servicing rights and other beneficial interests from these sales of approximately $1.6 billion, consisting of $415 million in securities, $330 million of mortgage and other servicing assets and $825 million in other retained interests. Refer to Note 18 to Financial Statements for additional information regarding securitization activities.

Table 8 summarizes significant contractual obligations and other commitments:

Table 8: Contractual Obligations and Other Commitments

(in millions)	Long-term debt (1)	Operating leases	Total
2002	$10,115	$ 383	$10,498
2003	6,904	304	7,208
2004	3,915	253	4,168
2005	4,273	190	4,463
2006	3,359	158	3,517
Thereafter	7,529	736	8,265
Total	$36,095	$2,024	$38,119
Other commitments:			
Commitments to extend credit			$99,652
Standby letters of credit and financial guarantees (2)			5,467
Commercial and similar letters of credit			577
Credit lines to mortgage joint ventures			410
Securitization liquidity commitments and related credit enhancements			35
Equity and other investments			1,227

(1) Includes capital leases of $27 million
(2) Net of participations sold to other institutions of $736 million

Contractual Obligations and Other Commitments

Through the normal course of operations, the Company has entered into certain contractual obligations and other commitments. Such obligations generally relate to funding of operations through debt issuances as well as leases for premises and equipment. As a financial services provider, the Company routinely enters into commitments to extend credit, including loan commitments, standby letters of credit and financial guarantees. While contractual obligations represent future cash requirements of the Company, a significant portion of commitments to extend credit are likely to expire without being drawn upon. Such commitments are subject to the same credit policies and approval processes accorded to loans made by the Company. In the merchant banking business, the Company makes commitments to fund equity investments directly to investment funds and to specific private companies. The timing of future cash requirements to fund such commitments is generally dependent upon the venture capital investment cycle. This cycle, the period over which privately-held companies are funded by venture capitalists and ultimately taken public through an initial offering, can vary based on overall market conditions as well as the nature and type of industry in which the companies operate. It is anticipated that many private equity investments would become liquid or would become public before the balance of unfunded equity commitments is utilized. Other commitments include investments in low-income housing and other community development initiatives undertaken by the Company.

The Company enters into derivative financial instruments as part of its interest rate risk management process, customer accommodation or other trading activities. See "Asset/Liability and Market Risk Management" herein and refer to Note 23 to Financial Statements for additional information regarding derivative financial instruments.

Transactions with Related Parties

There are no related party transactions required to be disclosed in accordance with FASB Statement No. 57, *Related Party Disclosures*. Loans to executive officers and directors of the Company and its banking subsidiaries were made in the ordinary course of business and were made on substantially the same terms as comparable transactions.

Risk Management

Credit Risk Management Process

The Company's credit risk management is structured as an integrated process that stresses decentralized line of business group management and accountability, supported by the Chief Credit Officer's oversight, consistent credit policies, and frequent and comprehensive risk measurement and modeling. The process is also examined regularly by the Company's Chief Loan Examiner and Chief Auditor.

Credit risk (including counterparty risk) is managed within the framework and guidance of comprehensive company-wide policies. Credit policies are in place for all banking and non-banking operations that have exposure to credit risk. These policies provide a consistent and prudent approach to credit risk management across the enterprise. They are routinely reviewed and modified as appropriate.

The Chief Credit Officer provides company-wide credit oversight. Each business group with credit risks has a designated credit officer and retains the primary responsibility for managing that risk. The Chief Credit Officer delegates authority, limits, and requirements to the business units.

All portfolios of credit risk are subject to periodic reviews, to ensure that the risk identification processes are functioning properly and that credit standards are being adhered to. Such reviews are conducted by the business units themselves and by the office of the Chief Credit Officer. In addition, all such portfolios are subject to the independent review of the Chief Loan Examiner and/or the Chief Auditor.

Table 9: Nonaccrual and Restructured Loans and Other Assets

(in millions)					December 31,
	2001	2000	1999	1998	1997
Nonaccrual loans:					
Commercial [1]	**$ 827**	$ 739	$374	$302	$224
Real estate 1-4 family first mortgage	**203**	127	144	138	177
Other real estate mortgage [2]	**210**	113	118	204	263
Real estate construction	**145**	57	11	23	32
Consumer:					
Real estate 1-4 family junior lien mortgage	**24**	23	17	17	17
Other revolving credit and monthly payment	**59**	36	27	41	18
Total consumer	**83**	59	44	58	35
Lease financing	**163**	92	24	13	12
Foreign	**9**	7	9	17	—
Total nonaccrual loans [3]	**1,640**	1,194	724	755	743
Restructured loans	**—**	1	4	1	9
Nonaccrual and restructured loans	**1,640**	1,195	728	756	752
As a percentage of total loans	**1.0%**	.7%	.5%	.6%	.6%
Foreclosed assets	**171**	128	161	152	216
Real estate investments [4]	**2**	27	33	1	4
Total nonaccrual and restructured loans and other assets	**$1,813**	$1,350	$922	$909	$972

(1) Includes commercial agricultural loans of $68 million, $44 million, $49 million, $41 million and $32 million at December 31, 2001, 2000, 1999, 1998 and 1997, respectively.
(2) Includes agricultural loans secured by real estate of $43 million, $13 million, $17 million, $12 million and $18 million at December 31, 2001, 2000, 1999, 1998 and 1997, respectively.
(3) Of the total nonaccrual loans, $995 million, $761 million, $372 million, $389 million and $416 million at December 31, 2001, 2000, 1999, 1998 and 1997, respectively, were considered impaired under FAS 114, *Accounting by Creditors for Impairment of a Loan.*
(4) Represents the amount of real estate investments (contingent interest loans accounted for as investments) that would be classified as nonaccrual if such assets were recorded as loans. Real estate investments totaled $24 million, $56 million, $89 million, $128 million and $172 million at December 31, 2001, 2000, 1999, 1998 and 1997, respectively.

Quarterly asset quality forecasts are completed to quantify each business group's intermediate-term outlook for loan losses and recoveries, non-performing loans and market trends. Periodic stress tests are conducted using a portfolio loss simulation model, which correlates the performance of the Company's various sub-portfolios to validate the adequacy of the overall allowance for loan losses.

In addition, the Company routinely reviews and evaluates downside scenarios for risks that are not borrower specific but that may influence the behavior of a particular credit, group of credits, or entire sub-portfolios. This evaluation includes assessments related to particular industries and specific macroeconomic trends.

NONACCRUAL AND RESTRUCTURED LOANS AND OTHER ASSETS

Table 9 presents comparative data for nonaccrual and restructured loans and other assets. Management's classification of a loan as nonaccrual or restructured does not necessarily indicate that the principal of the loan is uncollectable in whole or in part. Table 9 excludes loans that are contractually past due 90 days or more as to interest or principal, but are both well-secured and in the process of collection or are real estate 1-4 family first mortgage loans or consumer loans that are exempt under regulatory rules from being classified as nonaccrual. This information is presented in Table 10. Notwithstanding, real estate 1-4 family loans (first and junior liens) are placed on nonaccrual within 120 days of becoming past due and are shown in Table 9. (Note 1 to Financial Statements describes the Company's accounting policy relating to nonaccrual and restructured loans.)

The Company anticipates changes in the amount of nonaccrual loans that result from increases in lending activity or from resolutions of loans in the nonaccrual portfolio. The performance of any individual loan can be affected by external factors, such as the interest rate environment or factors particular to a borrower such as actions taken by a borrower's management. In addition, from time to time, the Company purchases loans from other financial institutions that may be classified as nonaccrual based on the Company's policies.

The Company generally identifies loans to be evaluated for impairment under FASB Statement No. 114, *Accounting by Creditors for Impairment of a Loan,* when such loans are on nonaccrual or have been restructured. However, not all nonaccrual loans are impaired. Generally, a loan is placed on nonaccrual status upon becoming 90 days past due as to interest or principal (unless both well-secured and in the process of collection), when the full timely collection of interest or principal becomes uncertain or when a portion of the principal balance has been charged off. Real estate 1-4 family loans (both first liens and junior liens) are placed on nonaccrual status within 120 days of becoming past due as to interest or principal, regardless of security.

In contrast, under FAS 114, loans are considered impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement, including scheduled interest payments. For a loan that has been restructured, the contractual terms of the loan agreement refer to the contractual terms specified by the original loan agreement, rather than the contractual terms specified by the restructuring agreement. Consequently, not all impaired loans are necessarily placed on nonaccrual status. That is, loans performing under restructured terms beyond a specified performance period are classified as accruing but may still be deemed impaired under FAS 114.

For loans covered under FAS 114, the Company makes an assessment for impairment when and while such loans are on nonaccrual, or when the loan has been restructured. When a loan with unique risk characteristics has been identified as being impaired, the Company will estimate the amount of impairment using discounted cash flows, except when the sole (remaining) source of repayment for the loan is the operation or liquidation of the underlying collateral. In such cases, the current fair value of the collateral, reduced by costs to sell, will be used in place of discounted cash flows. Additionally, some impaired loans with commitments of less than $1 million are aggregated for the purpose of estimating impairment using historical loss factors as a means of measurement, which approximates the discounted cash flow method.

If the measurement of the impaired loan results in a value that is less than the recorded investment in the loan (including accrued interest, net deferred loan fees or costs and unamortized premium or discount), an impairment is recognized by creating or adjusting an existing allocation of the allowance for loan losses. FAS 114 does not change the timing of charge-offs of loans to reflect the amount ultimately expected to be collected.

If interest that was due on the book balances of all nonaccrual and restructured loans (including loans that were but are no longer on nonaccrual or were restructured at year end) had been accrued under their original terms, $123 million of interest would have been recorded in 2001, compared with $29 million actually recorded.

Foreclosed assets at December 31, 2001 were $171 million, compared with $128 million at December 31, 2000. Most of the foreclosed assets at December 31, 2001 have been in the portfolio three years or less.

LOANS 90 DAYS OR MORE PAST DUE AND STILL ACCRUING

Table 10 shows loans that are contractually past due 90 days or more as to interest or principal, but are not included in Table 9, Nonaccrual and Restructured Loans and Other Assets.

ALLOWANCE FOR LOAN LOSSES

An analysis of the changes in the allowance for loan losses, including charge-offs and recoveries by loan category, is presented in Note 5 to Financial Statements. At December 31, 2001, the allowance for loan losses was $3.76 billion, or 2.18% of total loans, compared with $3.72 billion, or 2.31%, at December 31, 2000 and $3.34 billion, or 2.51%, at December 31, 1999. The provision for loan losses totaled $1.78 billion in 2001, $1.33 billion in 2000 and $1.10 billion in 1999. Net charge-offs in 2001 were $1.78 billion, or 1.09% of average total loans, compared with $1.22 billion, or .84%, in 2000 and $1.12 billion, or .90%, in 1999. Loan loss recoveries were $421 million in 2001, compared with $428 million in 2000 and $473 million in 1999. Any loan that is past due as to principal or interest and that is not both well-secured and in the process of collection is generally charged off (to the extent that it exceeds the fair value of any related collateral) after a predetermined period of time that is based on loan category. Additionally, loans are charged off when classified as a loss by either internal loan examiners or regulatory examiners.

Table 10: Loans 90 Days or More Past Due and Still Accruing

(in millions)	December 31,				
	2001	2000	1999	1998	1997
Commercial	**$ 60**	$ 90	$ 27	$ 33	$ 37
Real estate 1-4 family first mortgage	**152**	66	45	42	58
Other real estate mortgage	**22**	24	18	18	17
Real estate construction	**47**	12	4	6	14
Consumer:					
Real estate 1-4 family junior lien mortgage	**56**	27	36	65	75
Credit card	**117**	96	105	145	165
Other revolving credit and monthly payment	**289**	263	198	171	212
Total consumer	**462**	386	339	381	452
Total	**$743**	$578	$433	$480	$578

The Company considers the allowance for loan losses of $3.76 billion adequate to cover losses inherent in loans, commitments to extend credit and standby and other letters of credit at December 31, 2001. The process for determining the adequacy for loan losses is critical to the financial results of the Company and requires subjective and complex judgement by management, as a result of the need to make estimates about the effect of matters that are inherently uncertain. Therefore, no assurance can be given that the Company will not, in any particular period, sustain loan losses that are sizeable in relation to the amount reserved, or that subsequent evaluations of the loan portfolio, in light of the factors then prevailing, including economic conditions and the ongoing examination process by the Company and its regulators, will not require significant increases in the allowance for loan losses. For discussion of the process by which the Company determines the adequacy of the allowance for loan losses, see Note 5 to Financial Statements.

Asset-Liability and Market Risk Management

Asset/liability management comprises the evaluation, monitoring, and management of the Company's interest rate risk, market risk and liquidity and funding. The Corporate Asset/Liability Management Committee (ALCO) maintains oversight of these risks. The Committee is comprised of senior financial and senior business executives. Each of the Company's principal business groups – Community Banking, Mortgage Banking and Wholesale Banking – have individual asset/liability management committees and processes that are linked to the Corporate ALCO process.

INTEREST RATE RISK

Interest rate risk, one of the more prominent risks in terms of potential earnings impact, is an inevitable part of being a financial intermediary. It can occur for any one or more of the following reasons: (a) assets and liabilities may mature or re-price at different times (for example, if assets re-price faster than liabilities and interest rates are generally falling, Company earnings will initially decline); (b) assets and liabilities may re-price at the same time but by different amounts (when the general level of interest rates is falling, the Company may choose for customer management, competitive, or other reasons to reduce the rates paid on checking and savings deposit accounts by an amount that is less than the general decline in market interest rates); (c) short-term and long-term market interest rates may change by different amounts (i.e. the shape of the yield curve may impact new loan yields and funding costs differently); or (d) the remaining maturity of various assets or liabilities may shorten or lengthen as interest rates change (for example, mortgage-backed securities held in the securities available for sale portfolio may prepay significantly earlier than anticipated – with an associated reduction in portfolio yield and income – if long-term mortgage interest rates decline sharply). In addition to the direct impact of interest rate changes on net interest income through these channels, interest rates indirectly impact earnings through their effect on loan demand, credit losses, mortgage origination fees, the value of mortgage servicing rights and other sources of Company earnings. The principal tool used to evaluate Company interest rate risk is a simulation of net income under various economic and interest rate scenarios. Table 11 depicts the Company's estimated net income at risk at December 31, 2001, expressed as the variance from the Company's base net income forecast.

Table 11: Estimated Net Income at Risk

	% increase (decrease) in net income for the year ended December 31,	
	2002	2003
Short-term interest rates increase 200 basis points by end of 2002; 400 basis points by end of 2003	(4.4)%	(5.3)%
Short-term interest rates decline 100 basis points by end of 2002, then remain flat in 2003	—(1)	—(1)

(1) Less than 1%.

These estimates are highly assumption-dependent, will change regularly as the Company's asset-liability structure and business evolves from one period to the next, will vary as different interest rate scenarios are used and are measured relative to a base net income scenario that may change. At December 31, 2001, the principal sources of risk from much higher interest rates were the modeled slowdown in mortgage origination activity and the flatter yield curve assumed in that higher interest rate scenario. The principal sources of risk in the lower rate scenario were assumed slower loan demand and assumed higher credit losses. (Any provision for impairment for mortgage servicing rights is assumed to be offset by higher mortgage origination fees and non-mortgage sources of earnings — see "Mortgage Banking Interest Rate Risk" below and Note 19 to Financial Statements for analysis of mortgage company earnings sensitivities to key interest rate risk model assumptions.) As indicated in Table 11, the Company's modeling indicates these risks would largely be offset by additional earnings from other sources in each rate scenario.

The Company uses exchange-traded and over-the-counter interest rate derivatives to hedge its interest rate exposures. The notional or contractual amount, credit risk amount and estimated net fair values of these derivatives as of December 31, 2001 and 2000 are indicated in Note 23 to Financial Statements. Derivatives are used for asset/liability management in three ways: (a) most of the Company's long-term fixed-rate debt is converted to floating-rate payments by entering into received-fixed swaps at issuance, (b) the cash flows from selected asset and/or liability instruments/portfolios are converted from fixed to floating payments or vice versa, and (c) the Mortgage Company actively uses swaptions, futures, forwards and rate options to hedge the Company's mortgage pipeline, funded mortgage loans, and mortgage servicing rights asset.

MORTGAGE BANKING INTEREST RATE RISK

The home mortgage industry is subject to complex risks. Because Wells Fargo Home Mortgage Company sells or securitizes most of the mortgage loans it originates, credit risk is contained. Changes in interest rates, however, may have a potentially large impact on Mortgage Banking earnings. In general, high or rising interest rates may reduce mortgage loan demand and hence origination and servicing fees, but may also lead to reduced servicing prepayments and hence reduced amortization costs. Conversely, low or declining interest rates may lead to increased origination and servicing fees, but would likely increase servicing portfolio prepayments and, therefore, accelerate servicing amortization costs. If large enough, declining mortgage rates and any associated increase in refinancings may also require provisions for impairment of mortgage servicing rights. These provisions may be offset by higher future origination fees but the amount of provision and higher fees may not be exactly equal; the provision is charged to net income immediately whereas the higher fees would occur over time, and the size of any provision could be material to earnings in any one quarter even if there are offsetting other sources of earnings over a full twelve month period. Wells Fargo dynamically manages both the risk to net income over time from all sources as well as the risk to an immediate reduction in the fair value of its mortgage servicing rights. The process for the valuation of mortgage servicing rights is critical to the financial results of the Company and requires subjective and complex judgement by management as a result of the need to make estimates about the effect of matters that are inherently uncertain. Both mortgage loans held on the Company's balance sheet and off-balance sheet derivative instruments are used to maintain these risks within parameters established by Corporate ALCO.

MARKET RISK — TRADING ACTIVITIES

The Company incurs interest rate risk, foreign exchange risk and commodity price risk in several trading businesses managed under limits set by Corporate ALCO. The purpose of this business is to accommodate customers in the management of their market price risks. All securities, loans, foreign exchange transactions, commodity transactions and derivatives transacted with customers or used to hedge capital market transactions done with customers are carried at fair value. Counterparty risk limits are established and monitored by the Institutional Risk Committee. The notional or contractual amount, credit risk amount and estimated net fair value of all customer accommodation derivatives as of December 31, 2001 and 2000 are indicated in Note 23 to Financial Statements. Open, "at risk" positions for all trading business are monitored by Corporate ALCO. During the 90 day period ending December 31, 2001 the maximum daily "value at risk", the worst expected loss over a given time interval within a given confidence range (99%), for all trading positions did not exceed $25 million.

MARKET RISK — EQUITY MARKETS

Equity markets impact the Company in both direct and indirect ways. The Company makes and manages direct equity investments in start up businesses, emerging growth companies, management buy-outs, acquisitions and corporate recapitalizations. The Company also invests in non-affiliated funds that make similar private equity investments. These private equity investments are made within capital allocations approved by the Company's management and its Board of Directors. Business developments, key risks and historical returns for the private equity investments are reviewed with the Board at least annually. Management reviews these investments at least quarterly and assesses for possible other-than-temporary impairment. Other-than-temporary impairment is subject to considerable judgment and analysis. For nonmarketable investments, the analysis is based on facts and circumstances of each individual investment and the expectations for that investment's cash flows and capital needs, the viability of its business model and the Company's exit strategy. At December 31, 2001, the private equity investments were carried on the Company's balance sheet at a total of $1.7 billion, compared with $2.0 billion at December 31, 2000. Most of the decline was due to the $330 million in other-than-temporary impairment recognized during second quarter 2001; new investments made during 2001 were very selective and in the aggregate immaterial.

The Company also has marketable equity securities in its available for sale investment portfolio, including shares distributed from the Company's venture capital activities. These investments are managed within capital risk limits approved by management and the Board and monitored by Corporate ALCO. Gains and losses on these securities are recognized in net income when realized and, in addition, other-than-temporary impairment may be periodically recorded. The initial indicator of impairment for marketable equity securities is a sustained decline in market price below the amount recorded for that investment. The Company considers such factors as the length of time and the extent to which the market value has been less than cost; the financial condition, capital strength, and near-term prospects of the issuer; any recent events specific to that issuer and economic conditions of its industry; and, to a lesser degree, the Company's investment horizon in relationship to an anticipated near-term recovery in the stock price, if any. The decline in cost of the portfolio during 2001 of $1.64 billion was largely due to the second quarter impairment writedown and dispositions. At December 31, 2001, the fair value of the marketable equity securities held as available for sale was $991 million, exceeding cost by $176 million.

Changes in equity market prices may also indirectly impact the Company's net income by impacting the value of third party assets under management and hence fee income, by impacting particular borrowers whose ability to repay principal and/or interest may be impacted by the stock market, or by impacting other business activities. These indirect risks are monitored and managed as part of the operations of each business line.

LIQUIDITY AND FUNDING

The objective of effective liquidity management is to ensure that the Company can meet customer loan requests, customer deposit maturities/withdrawals and other cash commitments efficiently under both normal operating conditions as well as under unforeseen and unpredictable circumstances of industry or market stress. To achieve this objective, Corporate ALCO establishes and monitors liquidity guidelines requiring sufficient asset based liquidity to cover potential funding requirements and to avoid over-dependence on volatile, less reliable funding markets. The Company sets liquidity management guidelines for both the consolidated balance sheet as well as for the Parent Company specifically to ensure that the Parent Company is a source of strength for its regulated, deposit taking banking subsidiaries.

In addition to the immediately liquid resources of cash and due from banks and federal funds sold and securities purchased under resale agreements, asset liquidity is provided by the debt securities in the securities available for sale portfolio which is comprised of marketable securities. The weighted average expected remaining maturity of the debt securities within this portfolio was 5 years and 10 months at December 31, 2001. Of the $38.7 billion of debt securities in this portfolio at December 31, 2001, $5.4 billion, or 14%, is expected to mature or be prepaid in 2002 and an additional $3.9 billion, or 10%, is expected to mature or be prepaid in 2003. Asset liquidity is further enhanced by the Company's ability to sell loans in secondary markets through whole-loan sales and securitizations. In 2001, the Company sold residential mortgage loans of approximately $139 billion and securitized residential mortgage loans, commercial mortgage loans, student loans and auto receivables of approximately $19 billion. The amount of such assets, as well as home equity loans and certain commercial loans, available to be securitized totaled approximately $35 billion at December 31, 2001.

Core customer deposits have historically provided the Company with a sizeable source of relatively stable and low-cost funds. The Company's average core deposits and stockholders' equity funded 68.3% and 68.2% of its average total assets in 2001 and 2000, respectively.

The remaining funding of average total assets was mostly provided by long-term debt, deposits in foreign offices, short-term borrowings (federal funds purchased and securities sold under repurchase agreements, commercial paper and other short-term borrowings) and trust preferred securities. Short-term borrowings averaged $33.9 billion and $28.2 billion in 2001 and 2000, respectively. Long-term debt averaged $34.5 billion and $29.0 billion in 2001 and 2000, respectively. Trust preferred securities averaged $1.4 billion and $.9 billion in 2001 and 2000, respectively.

Liquidity for the Company is also available through the Company's ability to raise funds in a variety of domestic and international money and capital markets. The Company accesses the capital markets for long-term funding through the issuance of registered debt, private placements and asset-based secured funding. Approximately $50 billion of the Company's debt is rated by Fitch, Inc. and Moody's Investors Service as "AA" or equivalent, which is among the highest ratings given to a company in the financial services sector. The rating agencies base their ratings on many quantitative and qualitative factors, including capital adequacy, liquidity, asset quality, business mix, level and quality of earnings and other tools. Material changes in these factors could result in a different debt rating.

During 2001, the Parent issued $3.75 billion in senior debt and $750 million in subordinated notes under registration statements filed in 2000 and 1999. The remaining issuance authority at December 31, 2001 was $6.05 billion under the 2000 registration statement. Proceeds from the issuance in 2001 of the debt securities were, and with respect to any such securities issued in the future are expected to be used for general corporate purposes. The Parent issues commercial paper and has two back-up credit facilities amounting to $2 billion.

In February 2001, Wells Fargo Financial, Inc. (WFFI) filed a shelf registration statement with the SEC, under which WFFI may issue up to $4 billion in senior or subordinated debt securities. In 2001, WFFI issued a total of $2.25 billion in senior notes. As of December 31, 2001, the remaining issuance authority under that registration statement and the WFFI shelf registration statements filed in 2000 and 1999 was $3.70 billion. In October 2001, a subsidiary of WFFI filed a shelf registration statement with the Canadian provincial securities authorities for the issuance of up to $1.5 billion (Canadian) in debt securities. In October 2001, the subsidiary issued $200 million (Canadian) in debt securities.

In February 2001, Wells Fargo Bank, N.A. established a $20 billion bank note program under which it may issue up to $10 billion in short-term senior notes outstanding at any time and up to an aggregate of $10 billion in long-term senior and subordinated notes. Securities are issued under this program as private placements in accordance with OCC regulations. Wells Fargo Bank, N.A. began issuing under the short-term portion of the program in July 2001 and issued $2.3 billion under the long-term portion in 2001. During 2001, Wells Fargo Bank, N.A. called $750 million of subordinated notes. As of December 31, 2001, the remaining issuance authority under the long-term portion was $8.4 billion.

In August 2001, the Company filed a registration statement with the SEC to register an aggregate of $1.5 billion in the Company's debt and equity securities, and preferred and common securities to be issued by one or more trusts that are directly or indirectly owned by the Company and consolidated in the financial statements. Following effectiveness of the registration statement in August 2001, Wells Fargo Capital IV, a business trust established by the Company for the purpose of issuing trust preferred securities pursuant to the registration statement, issued $1.3 billion in trust preferred securities to the public. In December 2001, Wells Fargo Capital V, a business trust identical to Wells Fargo Capital IV, issued the remaining $200 million in trust preferred securities to the public. Both offerings were pursuant to the August 2001 registration statement.

In late February 2002, the Company filed a universal shelf registration statement to register an aggregate of $10.0 billion in the Company's debt and equity securities and certain other securities, including preferred and common securities to be issued by one or more trusts that are directly or indirectly owned by the Company and consolidated in the financial statements.

Capital Management

The Company has an active program for managing stockholder capital. The objective of effective capital management is to produce above market long term returns by opportunistically utilizing capital when returns are perceived to be high and issuing/accumulating capital when the costs of doing so is perceived to be low.

Uses of capital include investments for organic growth, acquisitions of banks and non-bank companies, dividends and share repurchases. During 2001, the Company's consolidated assets increased $35 billion, or 13%. Capital used for acquisitions in 2001 totaled $803 million. During 2001, the Board of Directors authorized the repurchase of up to 85 million additional shares of the Company's outstanding common stock. At December 31, 2001 total remaining common stock repurchase authority was approximately 50 million shares. Effective July 1, 2001, FAS 141 eliminated pooling-of-interests accounting for business combinations. Prior to this date, purchases of the Company's common stock for unspecified purposes could have precluded pooling-of-interests method of accounting treatment for acquisitions. On July 24, 2001, in response to FAS 141, the Board of Directors authorized the repurchase of shares of the Company's outstanding common stock for general corporate purposes including capital management. Total common stock dividend payments in 2001 were $1.7 billion. In July 2001, the Board of Directors approved an increase in the Company's quarterly common stock dividend to 26 cents per share from 24 cents per share, representing an 8% increase in the quarterly dividend rate.

Sources of capital include retained earnings, common stock issuance and issuance of subordinated debt and preferred stock. In 2001, total net income was $3.4 billion and retained earnings were $16.0 billion after payment of $1.7 billion in common stock dividends. Total common stock issued in 2001 under various employee benefit and director plans and under the Company's dividend reinvestment program amounted to 21 million shares. At the annual meeting of stockholders held on April 24, 2001, the stockholders of the Company approved an increase in the number of shares of common stock authorized for issuance from 4 billion to 6 billion shares. Issuance of subordinated debt amounted to $750 million, and two placements of trust preferred securities amounting to $1.5 billion were completed late in 2001. On October 1, 2001, the Company called all of the Adjustable-Rate Noncumulative Preferred Stock, Series H. The redemption was completed at $50 per share plus accrued and unpaid dividends in accordance with its terms.

The Company has a capital expenditure program to accommodate future growth and current business needs. Capital expenditures for 2002 are estimated to be approximately $575 million for equipment for stores, relocation and remodeling of Company facilities, routine replacement of furniture and equipment, and servers and other networking equipment related to expansion of the Company's internet services business. The Company will fund these expenditures from various sources, including retained earnings of the Company and borrowings of various maturities.

The Company and each of the subsidiary banks are subject to various regulatory capital adequacy requirements administered by the Federal Reserve Board and the Office of the Comptroller of the Currency. Risk-based capital (RBC) guidelines establish a risk-adjusted ratio relating capital to different categories of assets and off-balance sheet exposures. At December 31, 2001, the Company and each of the covered subsidiary banks were "well capitalized" under regulatory standards. (See Note 22 to Financial Statements for additional information.)

Comparison of 2000 to 1999

Net income in 2000 was $4.03 billion, which included a loss of $220 million (after tax) for First Security for the first three quarters of 2000 and First Security related integration and conversion costs of $110 million (after tax) in the fourth quarter, compared with $4.01 billion in 1999. Diluted earnings per common share were $2.33, compared with $2.29 in 1999, an increase of 2%.

Return on average assets (ROA) was 1.61% and return on average common equity (ROE) was 16.31% in 2000, compared with 1.78% and 17.55%, respectively, in 1999.

Net interest income on a taxable-equivalent basis was $10.93 billion in 2000, compared with $10.19 billion in 1999. The Company's net interest margin was 5.35% for 2000, compared with 5.47% in 1999. The decrease was mostly due to the impact of funding strong loan growth with higher costing short- and long-term borrowings, partially offset by improved yields within the investment securities portfolio from the restructuring that occurred during the fourth quarter of 1999 and the first nine months of 2000.

Noninterest income increased to $8.84 billion in 2000 from $7.98 billion in 1999, an increase of 11%, largely due to higher net venture capital gains, increased trust and investment fees and service charges on deposit accounts, primarily offset by net losses on sales of securities incurred in restructuring the Company's securities available for sale portfolio and net losses on sales of loans and securitizations associated with First Security prior to the FSCO Merger.

Noninterest expense totaled $11.83 billion in 2000, compared with $10.64 billion in 1999, an increase of 11%. The increase was primarily due to integration and conversion costs related to the WFC Merger, the FSCO Merger and other acquisitions.

The provision for loan losses was $1.33 billion in 2000, compared with $1.10 billion in 1999. During 2000, net charge-offs were $1.22 billion, or .84% of average total loans, compared with $1.12 billion, or .90%, during 1999. The allowance for loan losses was $3.72 billion, or 2.31% of total loans, at December 31, 2000, compared with $3.34 billion, or 2.51%, at December 31, 1999.

At December 31, 2000, total nonaccrual and restructured loans were $1,195 million, or .7% of total loans, compared with $728 million, or .5%, at December 31, 1999. Foreclosed assets were $128 million at December 31, 2000, compared with $161 million at December 31, 1999.

The ratio of common stockholders' equity to total assets was 9.63% at December 31, 2000 and 9.79% at December 31, 1999. The Company's total risk-based capital (RBC) ratio at December 31, 2000 was 10.43% and its Tier 1 RBC ratio was 7.29%, exceeding the minimum regulatory guidelines of 8% and 4%, respectively, for bank holding companies. The Company's RBC ratios at December 31, 1999 were 10.93% and 8.00%, respectively. The Company's leverage ratios were 6.49% and 6.76% at December 31, 2000 and 1999, respectively, exceeding the minimum regulatory guideline of 3% for bank holding companies.

Additional Information

Common stock of the Company is traded on the New York Stock Exchange and the Chicago Stock Exchange. The high, low and end-of-period annual and quarterly prices of the Company's common stock as reported on the New York Stock Exchange Composite Transaction Reporting System are presented in the graphs. The number of holders of record of the Company's common stock was 98,598 as of January 31, 2002.


PRICE RANGE OF COMMON STOCK-ANNUAL ($)
$60
50
40
30
20
49.94
32.13
56.38
31.00
54.81
38.25
Indicates closing price at end of year
1999
2000
2001


PRICE RANGE OF COMMON STOCK-QUARTERLY ($)
$60
50
40
30
20
43.75
31.00
47.75
37.31
47.13
38.73
56.38
39.63
54.81
42.55
50.16
42.65
48.30
40.50
45.14
38.25
Indicates closing price at end of quarter
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
2000
2001

Wells Fargo & Company and Subsidiaries

Consolidated Statement of Income

(in millions, except per share amounts)	Year ended December 31,		
	2001	2000	1999
INTEREST INCOME			
Securities available for sale	$ 2,544	$ 2,671	$ 2,533
Mortgages held for sale	1,595	849	951
Loans held for sale	317	418	377
Loans	14,461	14,446	11,823
Other interest income	284	341	250
Total interest income	19,201	18,725	15,934
INTEREST EXPENSE			
Deposits	3,553	4,089	3,166
Short-term borrowings	1,273	1,758	1,127
Long-term debt	1,826	1,939	1,452
Guaranteed preferred beneficial interests in Company's subordinated debentures	89	74	73
Total interest expense	6,741	7,860	5,818
NET INTEREST INCOME	12,460	10,865	10,116
Provision for loan losses	1,780	1,329	1,104
Net interest income after provision for loan losses	10,680	9,536	9,012
NONINTEREST INCOME			
Service charges on deposit accounts	1,876	1,704	1,580
Trust and investment fees	1,710	1,624	1,366
Credit card fees	796	721	694
Other fees	1,244	1,113	970
Mortgage banking	1,671	1,444	1,407
Insurance	745	411	395
Net venture capital (losses) gains	(1,630)	1,943	1,008
Net gains (losses) on securities available for sale	463	(722)	(228)
Other	815	605	783
Total noninterest income	7,690	8,843	7,975
NONINTEREST EXPENSE			
Salaries	4,027	3,652	3,307
Incentive compensation	1,195	846	643
Employee benefits	960	989	901
Equipment	909	948	928
Net occupancy	975	953	813
Goodwill	610	530	459
Core deposit intangible	165	186	206
Net gains on dispositions of premises and equipment	(21)	(58)	(16)
Other	4,071	3,784	3,396
Total noninterest expense	12,891	11,830	10,637
INCOME BEFORE INCOME TAX EXPENSE	5,479	6,549	6,350
Income tax expense	2,056	2,523	2,338
NET INCOME	$ 3,423	$ 4,026	$ 4,012
NET INCOME APPLICABLE TO COMMON STOCK	$ 3,409	$ 4,009	$ 3,977
EARNINGS PER COMMON SHARE	$ 1.99	$ 2.36	$ 2.32
DILUTED EARNINGS PER COMMON SHARE	$ 1.97	$ 2.33	$ 2.29
DIVIDENDS DECLARED PER COMMON SHARE	$ 1.00	$ .90	$ .785
Average common shares outstanding	1,709.5	1,699.5	1,714.0
Diluted average common shares outstanding	1,726.9	1,718.4	1,735.4

The accompanying notes are an integral part of these statements.

Wells Fargo & Company and Subsidiaries

Consolidated Balance Sheet

(in millions, except shares)	December 31, 2001	2000
ASSETS		
Cash and due from banks	$ 16,968	$ 16,978
Federal funds sold and securities purchased under resale agreements	2,530	1,598
Securities available for sale	40,308	38,655
Mortgages held for sale	30,405	11,812
Loans held for sale	4,745	4,539
Loans	172,499	161,124
Allowance for loan losses	3,761	3,719
Net loans	168,738	157,405
Mortgage servicing rights	6,241	5,609
Premises and equipment, net	3,549	3,415
Core deposit intangible	1,013	1,183
Goodwill	9,527	9,303
Interest receivable and other assets	23,545	21,929
Total assets	$307,569	$272,426
LIABILITIES		
Noninterest-bearing deposits	$ 65,362	$ 55,096
Interest-bearing deposits	121,904	114,463
Total deposits	187,266	169,559
Short-term borrowings	37,782	28,989
Accrued expenses and other liabilities	16,777	14,409
Long-term debt	36,095	32,046
Guaranteed preferred beneficial interests in Company's subordinated debentures	2,435	935
STOCKHOLDERS' EQUITY		
Preferred stock	218	385
Unearned ESOP shares	(154)	(118)
Total preferred stock	64	267
Common stock — $1 2/3 par value, authorized 6,000,000,000 shares; issued 1,736,381,025 shares and 1,736,381,025 shares	2,894	2,894
Additional paid-in capital	9,436	9,337
Retained earnings	16,005	14,541
Cumulative other comprehensive income	752	524
Treasury stock — 40,886,028 shares and 21,735,182 shares	(1,937)	(1,075)
Total stockholders' equity	27,214	26,488
Total liabilities and stockholders' equity	$307,569	$272,426

The accompanying notes are an integral part of these statements.

Wells Fargo & Company and Subsidiaries

Consolidated Statement of Changes in Stockholders' Equity and Comprehensive Income

(in millions, except shares)	Number of shares	Preferred stock	Unearned ESOP shares	Common stock	Additional paid-in capital	Retained earnings	Notes receivable from ESOP	Treasury stock	Cumulative other comprehensive income	Total stock-holders' equity
BALANCE DECEMBER 31, 1998		$547	$ (84)	$2,882	$8,981	$10,256	$ (3)	$ (740)	$493	$ 22,332
Comprehensive income										
Net income-1999						4,012				4,012
Other comprehensive income, net of tax:										
Translation adjustments									4	4
Net unrealized gains on securities available for sale, net of reclassification of $136 million of net losses included in net income									263	263
Total comprehensive income										4,279
Common stock issued	21,793,709			1	119	(269)		781		632
Common stock issued for acquisitions	11,059,131			11	113	2		200		326
Common stock repurchased	48,974,800							(2,141)		(2,141)
Preferred stock redeemed		(191)								(191)
Preferred stock issued to ESOP		75	(80)		5					—
Preferred stock released to ESOP			91		(5)					86
Preferred stock (86,358) converted to common shares	2,200,716	(87)						87		—
Preferred stock dividends						(35)				(35)
Common stock dividends						(1,401)				(1,401)
Cash payments received on notes receivable from ESOP							2			2
Change in Rabbi trust assets (classified as treasury stock)								(18)		(18)
Net change		(203)	11	12	232	2,309	2	(1,091)	267	1,539
BALANCE DECEMBER 31, 1999		344	(73)	2,894	9,213	12,565	(1)	(1,831)	760	23,871
Comprehensive income										
Net income - 2000						4,026				4,026
Other comprehensive income, net of tax:										
Translation adjustments									(2)	(2)
Net unrealized losses on securities available for sale, net of reclassification of $90 million of net gains included in net income									(234)	(234)
Total comprehensive income										3,790
Common stock issued	17,614,859			1	295	(458)		716		554
Common stock issued for acquisitions	75,554,229				(185)	(6)		3,128		2,937
Common stock repurchased	78,573,812			(1)	(42)			(3,195)		(3,238)
Stock appreciation rights					48					48
Preferred stock repurchased		(1)								(1)
Preferred stock issued to ESOP		170	(181)		11					—
Preferred stock released to ESOP			136		(8)					128
Preferred stock (122,288) converted to common shares	3,036,660	(128)			5			123		—
Preferred stock dividends						(17)				(17)
Common stock dividends						(1,569)				(1,569)
Cash payments received on notes receivable from ESOP							1			1
Change in Rabbi trust assets (classified as treasury stock)								(16)		(16)
Net change		41	(45)	—	124	1,976	1	756	(236)	2,617
BALANCE DECEMBER 31, 2000		385	(118)	2,894	9,337	14,541	—	(1,075)	524	26,488
Comprehensive income										
Net income - 2001						**3,423**				**3,423**
Other comprehensive income, net of tax:										
Translation adjustments									**(3)**	**(3)**
Minimum pension liability adjustment									**(42)**	**(42)**
Net unrealized gains on securities available for sale, net of reclassification of $373 million of net losses included in net income									**10**	**10**
Cumulative effect of the change in accounting principle for derivatives and hedging activities									**71**	**71**
Net unrealized gains on derivatives and hedging activities, net of reclassification of $76 million of net losses on cash flow hedges included in net income									**192**	**192**
Total comprehensive income										**3,651**
Common stock issued	**16,472,042**				**92**	**(236)**		**738**		**594**
Common stock issued for acquisitions	**428,343**				**1**	**1**		**20**		**22**
Common stock repurchased	**39,474,053**							**(1,760)**		**(1,760)**
Preferred stock (192,000) issued to ESOP		**192**	**(207)**		**15**					**—**
Preferred stock released to ESOP			**171**		**(12)**					**159**
Preferred stock (158,517) converted to common shares	**3,422,822**	**(159)**			**3**			**156**		**—**
Preferred stock redeemed		**(200)**								**(200)**
Preferred stock dividends						**(14)**				**(14)**
Common stock dividends						**(1,710)**				**(1,710)**
Change in Rabbi trust assets (classified as treasury stock)								**(16)**		**(16)**
Net change		**(167)**	**(36)**	**—**	**99**	**1,464**	**—**	**(862)**	**228**	**726**
BALANCE DECEMBER 31, 2001		**$218**	**$(154)**	**$2,894**	**$9,436**	**$16,005**	**$ —**	**$ (1,937)**	**$752**	**$ 27,214**

The accompanying notes are an integral part of these statements.

Wells Fargo & Company and Subsidiaries

Consolidated Statement of Cash Flows

(in millions)	Year ended December 31,		
	2001	2000	1999
Cash flows from operating activities:			
Net income	$ 3,423	$ 4,026	$ 4,012
Adjustments to reconcile net income to net cash (used) provided by operating activities:			
Provision for loan losses	1,780	1,329	1,104
Depreciation and amortization	2,961	1,790	1,971
Net (gains) losses on securities available for sale	(597)	722	228
Net venture capital losses (gains)	1,630	(1,943)	(1,008)
Net gains on mortgage loan origination/sales activities	(705)	(38)	(117)
Net (gains) losses on sales of loans	(35)	134	(68)
Net gains on dispositions of premises and equipment	(21)	(58)	(16)
Net gains on dispositions of operations	(122)	(23)	(107)
Release of preferred shares to ESOP	159	128	86
Net increase in trading assets	(1,219)	(1,087)	(462)
Deferred income tax (benefit) expense	(589)	873	1,611
Net decrease (increase) in accrued interest receivable	232	(230)	(113)
Net (decrease) increase in accrued interest payable	(269)	290	(36)
Originations of mortgages held for sale	(179,475)	(62,095)	(94,988)
Proceeds from sales of mortgages held for sale	157,884	62,873	105,159
Net increase in loans held for sale	(206)	(1,498)	(874)
Other assets, net	(349)	(2,060)	(1,428)
Other accrued expenses and liabilities, net	4,292	2,436	1,321
Net cash (used) provided by operating activities	(11,226)	5,569	16,275
Cash flows from investing activities:			
Securities available for sale:			
Proceeds from sales	19,586	23,624	15,150
Proceeds from prepayments and maturities	6,730	6,247	8,757
Purchases	(29,053)	(19,770)	(29,917)
Net cash (paid for) acquired from acquisitions	(459)	469	(69)
Net decrease (increase) in banking subsidiaries' loans resulting from originations and collections	(11,596)	(36,076)	(11,494)
Proceeds from sales (including participations) of banking subsidiaries' loans	2,305	11,898	3,986
Purchases (including participations) of banking subsidiaries' loans	(1,104)	(409)	(1,246)
Principal collected on nonbank subsidiaries' loans	9,964	8,305	4,844
Nonbank subsidiaries' loans originated	(11,651)	(9,300)	(9,002)
Proceeds from (paid for) dispositions of operations	1,191	13	(731)
Proceeds from sales of foreclosed assets	279	255	234
Net (increase) decrease in federal funds sold and securities purchased under resale agreements	(932)	124	25
Net increase in mortgage servicing rights	(3,405)	(1,460)	(2,094)
Other, net	512	(4,688)	(2,366)
Net cash used by investing activities	(17,633)	(20,768)	(23,923)
Cash flows from financing activities:			
Net increase (decrease) in deposits	17,707	20,745	(4,868)
Net increase (decrease) in short-term borrowings	8,793	(3,511)	11,912
Proceeds from issuance of long-term debt	14,658	15,544	13,325
Repayment of long-term debt	(10,625)	(9,849)	(8,981)
Proceeds from issuance of guaranteed preferred beneficial interests in Company's subordinated debentures	1,500	—	—
Proceeds from issuance of common stock	484	422	528
Redemption of preferred stock	(200)	—	(191)
Repurchase of common stock	(1,760)	(3,238)	(2,141)
Payment of cash dividends on preferred and common stock	(1,724)	(1,586)	(1,436)
Other, net	16	(468)	(34)
Net cash provided by financing activities	28,849	18,059	8,114
Net change in cash and due from banks	(10)	2,860	466
Cash and due from banks at beginning of year	16,978	14,118	13,652
Cash and due from banks at end of year	$ 16,968	$ 16,978	$ 14,118
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$ 6,472	$ 8,150	$ 5,855
Income taxes	$ 2,552	$ 817	$ 1,022
Noncash investing and financing activities:			
Transfers from mortgages held for sale to loans	$ 1,230	$ 129	$ 67
Transfers from loans held for sale to loans	$ —	$ 1,388	$ 1,221
Transfers from loans to foreclosed assets	$ 325	$ 189	$ 220

The accompanying notes are an integral part of these statements.

Note 1: Summary of Significant Accounting Policies

Wells Fargo & Company and Subsidiaries (consolidated) (the Company) is a diversified financial services company providing banking, insurance, investments, mortgage banking and consumer finance through banking branches, the internet and other distribution channels to consumers, commercial businesses and financial institutions in all 50 states of the U.S., and in other countries. Wells Fargo & Company (the Parent) is a financial holding company and a bank holding company.

The accounting and reporting policies of the Company conform with generally accepted accounting principles (GAAP) and prevailing practices within the financial services industry. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and income and expenses during the reporting period. Actual results could differ from those estimates. Certain amounts in the financial statements for prior years have been reclassified to conform with the current financial statement presentation.

The following is a description of the significant accounting policies of the Company.

Consolidation

The consolidated financial statements of the Company include the accounts of the Parent, and its majority-owned subsidiaries, which are consolidated on a line-by-line basis. Significant intercompany accounts and transactions are eliminated in consolidation. Other subsidiaries in which there is generally 20% ownership are accounted for by the equity method; those in which there is less than 20% ownership are generally carried at cost, except for marketable equity securities, which are carried at fair value with changes in fair value included in other comprehensive income. These assets that are accounted for by either the equity or cost method are included in other assets.

Securities

Securities are accounted for according to their purpose and holding period.

SECURITIES AVAILABLE FOR SALE Debt securities that may not be held until maturity and marketable equity securities are classified as securities available for sale and are reported at fair value, with unrealized gains and losses, after applicable taxes, reported as a component of cumulative other comprehensive income. The estimated fair value of a security is determined based on current quotations, where available. Where current quotations are not available, the estimated fair value is determined based primarily on the present value of future cash flows, adjusted for the quality rating of the securities, prepayment assumptions and other factors. Declines in the value of debt securities and marketable equity securities that are considered other than temporary are recorded in noninterest income. Realized gains and losses are recorded in noninterest income using the identified certificate method. For certain debt securities (for example, Government National Mortgage Association securities), the Company anticipates prepayments of principal in the calculation of the effective yield.

TRADING SECURITIES Securities acquired for short-term appreciation or other trading purposes are recorded in a trading portfolio and are carried at fair value, with unrealized gains and losses recorded in noninterest income.

NONMARKETABLE EQUITY SECURITIES Nonmarketable equity securities include the venture capital equity securities that are not publicly traded and securities acquired for various purposes, such as troubled debt restructurings or to meet regulatory requirements (for example, Federal Reserve Bank stock). These assets are reviewed at least quarterly for possible other-than-temporary impairment. Management's review typically includes an analysis of the facts and circumstances of each individual investment, the expectations for that investment's performance and the Company's exit strategy. These securities are generally accounted for at cost and are included in other assets. The asset value is reduced when declines in value are considered to be other than temporary and the estimated loss is recorded in noninterest income as a loss from equity investments along with income recognized on these assets.

Mortgages Held For Sale

Mortgages held for sale are stated at the lower of aggregate cost or market value. The determination of any write-down to market value includes consideration of all open positions, outstanding commitments from investors and interest rate lock commitment value already recorded.

Loans Held For Sale

Loans held for sale include those student loans which are classified as held for sale because the Company does not intend to hold these loans until maturity or sales of the loans are pending. Such loans are carried at the lower of aggregate cost or market value. Gains and losses are recorded in noninterest income, based on the difference between sales proceeds and carrying value.

Loans

Loans are reported at the principal amount outstanding, net of unearned income. Unearned income, which includes deferred fees net of deferred direct incremental loan origination costs, is amortized to interest income generally over the contractual life of the loan using an interest method or the straight-line method if it is not materially different.

NONACCRUAL LOANS Generally, loans are placed on nonaccrual status upon becoming 90 days past due as to interest or principal (unless both well-secured and in the process of collection), when the full timely collection of interest or principal becomes uncertain or when a portion of the principal balance has been charged off. Real estate 1-4 family loans (both first liens and junior liens) are placed on nonaccrual status within 120 days of becoming past due as to interest or principal, regardless of security. Generally, consumer loans not secured by real estate are placed on nonaccrual status only when a portion of the principal has been charged off. Such loans are entirely charged off when deemed uncollectible or when they reach a predetermined number of days past due depending upon loan product, industry practice, country, terms and other factors.

When a loan is placed on nonaccrual status, the accrued and unpaid interest receivable is reversed and the loan is accounted for on the cash or cost recovery method thereafter, until qualifying for return to accrual status. Generally, a loan may be returned to accrual status when all delinquent interest and principal become current in accordance with the terms of the loan agreement or when the loan is both well-secured and in the process of collection and collectibility is no longer doubtful.

IMPAIRED LOANS Loans, other than those included in large groups of smaller-balance homogeneous loans, are considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement, including scheduled interest payments. For a loan that has been restructured, the contractual terms of the loan agreement refer to the contractual terms specified by the original loan agreement, not the contractual terms specified by the restructuring agreement.

This assessment for impairment occurs when and while such loans are on nonaccrual, or the loan has been restructured. When a loan with unique risk characteristics has been identified as being impaired, the amount of impairment will be measured by the Company using discounted cash flows, except when it is determined that the sole (remaining) source of repayment for the loan is the operation or liquidation of the underlying collateral. In such cases, the current fair value of the collateral, reduced by costs to sell, will be used in place of discounted cash flows. Additionally, some impaired loans with commitments of less than $1 million are aggregated for the purpose of measuring impairment using historical loss factors as a means of measurement, which approximates the discounted cash flow method.

If the measurement of the impaired loan is less than the recorded investment in the loan (including accrued interest, net deferred loan fees or costs and unamortized premium or discount), an impairment is recognized by creating or adjusting an existing allocation of the allowance for loan losses.

RESTRUCTURED LOANS In cases where a borrower experiences financial difficulties and the Company makes certain concessionary modifications to contractual terms, the loan is classified as a restructured (accruing) loan. Loans restructured at a rate equal to or greater than that of a new loan with comparable risk at the time the contract is modified may be excluded from the impairment assessment and may cease to be considered impaired loans in the calendar years subsequent to the restructuring if they are not impaired based on the modified terms.

Generally, a nonaccrual loan that is restructured remains on nonaccrual for a period of six months to demonstrate that the borrower can meet the restructured terms. However, performance prior to the restructuring, or significant events that coincide with the restructuring, are included in assessing whether the borrower can meet the new terms and may result in the loan being returned to accrual at the time of restructuring or after a shorter performance period. If the borrower's ability to meet the revised payment schedule is uncertain, the loan remains classified as a nonaccrual loan.

ALLOWANCE FOR LOAN LOSSES The allowance for loan losses is a valuation allowance for probable losses inherent in the portfolio as of the balance sheet date. The Company's determination of the level of the allowance for loan losses rests upon various judgments and assumptions, including general economic conditions, loan portfolio composition, prior loan loss experience, evaluation of credit risk related to certain individual borrowers and the Company's ongoing examination process and that of its regulators. The Company considers the allowance for loan losses adequate to cover losses inherent in loans, loan commitments and standby and other letters of credit.

Transfers and Servicing of Financial Assets

A transfer of financial assets is accounted for as a sale when control is surrendered over the assets transferred. Servicing rights and other retained interests in the assets sold are recorded by allocating the previous recorded investment between the asset sold and the interest retained based on their relative fair values, if practicable to determine, at the date of transfer. Fair values of servicing rights and other retained interests are determined using present value of estimated future cash flows valuation techniques, incorporating assumptions that market participants would use in their estimates of values.

The Company recognizes as assets the rights to service mortgage loans for others, whether the servicing rights are acquired through purchases or retained upon sales of loan originations. For purposes of evaluating and measuring impairment of mortgage servicing rights, the Company stratifies its portfolio on the basis of certain risk characteristics including loan type and note rate. Based upon current fair values, mortgage servicing rights are periodically assessed for impairment. Any such indicated impairment is recognized in income, during the period in which it occurs, in a mortgage servicing rights valuation account which is adjusted each subsequent period to reflect any increase or decrease in the indicated impairment. The current fair values of mortgage servicing rights and other retained interests are determined using present value of estimated future cash flows valuation techniques, incorporating assumptions that market participants would use in their estimates of values. Mortgage servicing rights are amortized over the period of estimated net servicing income and take into account appropriate prepayment assumptions.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization. Capital leases are included in premises and equipment at the capitalized amount less accumulated amortization.

Depreciation and amortization are computed primarily using the straight-line method. Estimated useful lives range up to 40 years for buildings, up to 10 years for furniture and equipment, and the shorter of the estimated useful life or lease term for leasehold improvements. Capitalized leased assets are amortized on a straight-line basis over the lives of the respective leases, which generally range from 20 to 35 years.

Goodwill and Identifiable Intangible Assets

Goodwill, representing the excess of purchase price over the fair value of net assets acquired, results from purchase acquisitions made by the Company. Substantially all of the Company's goodwill is being amortized using the straight-line method over 25 years. Goodwill resulting from acquisitions with effective dates after June 30, 2001 has not been amortized. Core deposit intangibles are amortized on an accelerated basis based on an estimated useful life of 10 to 15 years. Certain identifiable intangible assets that are included in other assets are generally amortized using an accelerated method over an original life of 10 to 15 years.

The Company reviews its intangible assets periodically for other-than-temporary impairment. If such impairment is indicated, recoverability of the asset is assessed based on expected undiscounted net cash flows.

Income Taxes

The Company files a consolidated federal income tax return. Federal income tax is generally allocated to individual subsidiaries as if each had filed a separate return. Combined state tax returns are filed in certain states. State taxes are also allocated to individual subsidiaries.

Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws. Foreign taxes paid are applied as credits to reduce federal income taxes payable.

Earnings Per Common Share

Earnings per common share are presented under two formats: earnings per common share and diluted earnings per common share. Earnings per common share are computed by dividing net income (after deducting dividends on preferred stock) by the average number of common shares outstanding during the year. Diluted earnings per common share are computed by dividing net income (after deducting dividends on preferred stock) by the average number of common shares outstanding during the year, plus the impact of those common stock equivalents (i.e., stock options, restricted share rights and convertible subordinated debentures) that are dilutive.

Derivative Instruments and Hedging Activities

On January 1, 2001, the Company adopted Financial Accounting Standards Board (FASB) Statement No. 133 (FAS 133), *Accounting for Derivative Instruments and Hedging Activities*, and FASB Statement No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities-an amendment of FASB Statement No. 133*. All derivative instruments are recognized on the balance sheet at fair value. On the date the Company enters into a derivative contract the Company designates the derivative instrument as (1) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair value" hedge), (2) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow" hedge) or (3) held for trading, customer accommodation or not qualifying for hedge accounting ("free-standing derivative instruments"). For a fair value hedge, changes in the fair value of the derivative instrument and changes in the fair value of the hedged asset or liability or of an unrecognized firm commitment attributable to the hedged risk are recorded in current period net income in the same financial statement category as the hedged item. For a cash flow hedge, changes in the fair value of the derivative instrument to the extent that it is effective are recorded in other comprehensive income within stockholders' equity and subsequently reclassified to net income in the same period(s) that the hedged transaction impacts net income in the same financial statement category as the hedged item. For free-standing derivative instruments, changes in the fair values are reported in current period noninterest income.

The Company formally documents the relationship between hedging instruments and hedged items, as well as the risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivative instruments that are designated as fair value or cash flow hedges to specific assets and liabilities on the balance sheet or to specific forecasted transactions. The Company also formally assesses, both at the inception of the hedge and on an ongoing basis, whether the derivative instruments used are highly effective in offsetting changes in fair values or cash flows of hedged items. If it is determined that the derivative instrument is not highly effective as a hedge, hedge accounting is discontinued.

The Company discontinues hedge accounting prospectively when (1) it determines that a derivative instrument is no longer effective in offsetting changes in the fair value or cash flows of a hedged item; (2) a derivative instrument expires or is sold, terminated, or exercised; (3) a derivative instrument is dedesignated as a hedge instrument, because it is unlikely that a forecasted transaction will occur; or (4) management determines that designation of a derivative instrument as a hedge instrument is no longer appropriate.

When hedge accounting is discontinued because it is determined that a derivative instrument no longer qualifies as an effective fair value hedge, the derivative instrument will continue to be carried on the balance sheet at its fair value with changes in fair value included in earnings, and the previously hedged asset or liability will no longer be adjusted for changes in fair value. Previous adjustments to the hedged item will be accounted for in the same manner as other components of the carrying amount of the asset or liability. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the derivative instrument will continue to be carried on the balance sheet at its fair value with changes in fair value included in earnings, and gains and losses that were accumulated in other comprehensive income will be recognized immediately in earnings. When hedge accounting is discontinued because the hedging instrument is sold, terminated, or dedesignated the amount reported in other comprehensive income to the date of sale, termination, or dedesignation will continue to be reported in other comprehensive income until the forecasted transaction impacts earnings. In all other situations in which hedge accounting is discontinued, the derivative instrument will be carried at its fair value on the balance sheet, with changes in its fair value recognized in current period earnings.

The Company occasionally purchases or originates financial instruments that contain an embedded derivative instrument. At inception of the financial instrument, the Company assesses whether the economic characteristics of the embedded derivative instrument are clearly and closely related to the economic characteristics of the financial instrument (host contract), whether the financial instrument that embodies both the embedded derivative instrument and the host contract is currently measured at fair value with changes in fair value reported in earnings, and whether a separate instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument. If the embedded derivative instrument is determined not to be clearly and closely related to the host contract, is not currently measured at fair value with changes in fair value reported in earnings, and the embedded derivative instrument would qualify as a derivative instrument, the embedded derivative instrument is separated from the host contract and carried at fair value with changes recorded in current period earnings. The Company has elected to not apply FAS 133, as permitted by the FASB, to all embedded derivative instruments that existed on January 1, 2001 and were issued or acquired before January 1, 1999 and not substantially modified thereafter.

Prior to the adoption of FAS 133, the Company primarily used interest rate derivative contracts to hedge mismatches in the rate maturity of loans and their funding sources and the price risk of interest-rate sensitive assets. Interest rate derivative contracts were accounted for by the deferral or accrual method if designated as hedges and expected to be effective in reducing risk. The resulting gains or losses were deferred and recognized in income along with effects of related hedged asset or liability. If the hedge was no longer deemed to be effective, hedge accounting was discontinued; previously unrecognized hedge results and the net settlement upon close-out were deferred and amortized over the life of the hedged asset or liability. If the hedged asset or liability settled before maturity of the interest rate derivative contract and the derivative contract was closed out or settled, the net settlement amount was accounted for as part of the gains and losses on the hedged item. The Company also entered into various derivative contracts to provide derivative products as customer accommodations. Derivative contracts used for this purpose were marked to market and recorded as a component of noninterest income.

Foreign Currency Translation

The accounts of the Company's foreign consumer finance subsidiaries are measured using local currency as the functional currency. Assets and liabilities are translated into United States dollars at period-end exchange rates, and income and expense accounts are translated at average monthly exchange rates. Net exchange gains or losses resulting from such translation are excluded from net income and included as a component of cumulative other comprehensive income.

Note 2: Business Combinations

The Company regularly explores opportunities to acquire financial institutions and related financial services businesses. Generally, management of the Company does not make a public announcement about an acquisition opportunity until a definitive agreement has been signed.

Excluding the FSCO Merger, the table below includes transactions completed in the years ended December 31, 2001, 2000 and 1999:

(in millions)	Date	Assets	Method of accounting
2001			
Conseco Finance Vendor Services Corporation	January 31	$ 860	Purchase of assets
Buffalo Insurance Agency Group, Inc.	March 1	1	Purchase
SCI Financial Group, Inc.	March 29	21	Purchase
Midland Trust Company, National Association	April 7	10	Purchase
ACO Brokerage Holdings Corporation (Acordia Group of Insurance Agencies)	May 1	866	Purchase
H.D. Vest, Inc.	July 2	182	Purchase
CarFinance America, Inc.	July 25	6	Purchase of assets
H & R Phillips, Inc.	December 6	4	Purchase
		$ 1,950	
2000			
First Place Financial Corporation, Farmington, New Mexico	January 18	$ 733	Purchase
North County Bancorp, Escondido, California	January 27	413	Purchase
Prime Bancshares, Inc., Houston, Texas	January 28	1,366	Purchase
Ragen MacKenzie Group Incorporated, Seattle, Washington	March 16	901	Purchase
Napa National Bancorp, Napa, California	March 17	188	Purchase
Servus Financial Corporation, Herndon, Virginia	March 17	168	Purchase
Michigan Financial Corporation, Marquette, Michigan	March 30	975	Purchase
Bryan, Pendleton, Swats & McAllister, LLC, Nashville, Tennessee	March 31	12	Purchase
Black & Company, Inc., Portland, Oregon	May 1	4	Purchase
1st Choice Financial Corp., Greeley, Colorado	June 13	483	Purchase
First Commerce Bancshares, Inc., Lincoln, Nebraska	June 16	2,868	Purchase
National Bancorp of Alaska, Inc., Anchorage, Alaska	July 14	3,518	Purchase
Charter Financial, Inc., New York, New York	September 1	532	Purchase
Buffalo National Bancshares, Inc., Buffalo, Minnesota	September 28	123	Purchase
Brenton Banks, Inc., Des Moines, Iowa	December 1	2,191	Purchase
Paragon Capital, LLC, Needham, Massachusetts	December 15	13	Purchase
Flagship Credit Corporation, Philadelphia, Pennsylvania	December 21	841	Purchase of assets
		$15,329	

(continued)

(in millions)	Date	Assets	Method of accounting
1999			
Mid-Penn Consumer Discount Company, Philadelphia, Pennsylvania	January 21	$ 11	Purchase
Century Business Credit Corporation, New York, New York	February 1	342	Purchase
Van Kasper & Company, San Francisco, California	February 12	20	Purchase
Metropolitan Bancshares, Inc., Aurora, Colorado	February 23	64	Purchase
Mercantile Financial Enterprises, Inc., Brownsville, Texas	February 26	779	Pooling of interests*
Riverton State Bank Holding Company, Riverton, Wyoming	March 12	81	Purchase
Comstock Bancorp, Reno, Nevada	June 1	208	Purchase
Greater Midwest Leasing Company, Minneapolis, Minnesota	June 3	24	Purchase
XEON Financial Corporation, Stateline, Nevada	June 14	122	Purchase
Mustang Financial Corporation, Rio Vista, Texas	June 25	254	Purchase
Eastern Heights Bank, St. Paul, Minnesota	July 1	453	Purchase
Goodson Insurance Agency, Denver, Colorado	August 1	—	Purchase of assets
SB Insurance Company, Marshall, Minnesota	October 15	—	Purchase
Allied Leasing Company, Burnsville, Minnesota	November 1	17	Purchase
Eastdil Realty Company, L.L.C., New York, New York	November 16	9	Purchase
Texas Bancshares, Inc., San Antonio, Texas	December 16	370	Purchase
		$ 2,754	

* Pooling-of-interests transaction was not material to the Company's consolidated financial statements; accordingly, previously reported results were not restated.

In connection with the foregoing transactions, the Company paid cash in the aggregate amount of $803 million, $396 million and $541 million in 2001, 2000 and 1999, respectively, and issued aggregate common shares of .4 million, 75.6 million and 11.1 million in 2001, 2000 and 1999, respectively.

In the second quarter of 2001, the Company completed its acquisitions of H.D. Vest, Inc. and ACO Brokerage Holdings Corporation, parent company of Acordia, Inc. H.D. Vest, Inc. provides comprehensive financial planning services, including securities, insurance, money management and business advice, through approximately 6,000 independent tax and financial advisors. Acordia, Inc. is a property and casualty insurance agency with over $400 million in annual revenue and 112 offices in 29 states.

As of December 31, 2001, the Company had 4 pending transactions with total assets of approximately $6 billion and anticipates that approximately 12 million common shares will be issued and approximately $500 million in cash will be paid upon consummation of these transactions.

Merger Involving the Company and First Security Corporation (FSCO)

On October 25, 2000 the merger involving the Company and First Security Corporation (FSCO Merger) was completed as a pooling-of-interests. Under the terms of the merger agreement, stockholders of First Security received .355 shares of common stock of the Company for each share of common stock owned. As a condition to the merger, the Company was required by regulatory agencies to divest 39 stores in Idaho, New Mexico, Nevada and Utah having aggregate deposits of approximately $1.5 billion. These sales were completed in the first quarter of 2001 and the Company realized a net gain of $96 million, which included a $54 million reduction of goodwill.

Note 3: Cash, Loan and Dividend Restrictions

Federal Reserve Board (FRB) regulations require reserve balances on deposits to be maintained with the Federal Reserve Banks by each of the banking subsidiaries. The average required reserve balance was $2.1 billion and $2.0 billion in 2001 and 2000, respectively.

Federal law prevents the Company and its nonbank subsidiaries from borrowing from its subsidiary banks unless the loans are secured by specified collateral. Such secured loans by any subsidiary bank are generally limited to 10% of the subsidiary bank's capital and surplus (which for this purpose represents Tier 1 and Tier 2 capital, as calculated under the risk-based capital guidelines, plus the balance of the allowance for loan losses excluded from Tier 2 capital) and aggregate loans to the Company and its nonbank subsidiaries are limited to 20% of the subsidiary bank's capital and surplus. (For further discussion of risk-based capital, see Note 22 to Financial Statements.)

The payment of dividends by subsidiary banks is subject to various federal and state regulatory limitations. Dividends payable by a national bank without the express approval of the Office of the Comptroller of the Currency (OCC) are limited to that bank's retained net profits for the preceding two calendar years plus retained net profits up to the date of any dividend declaration in the current calendar year. Retained net profits are defined by the OCC as net income less dividends declared during the period as determined based on regulatory accounting principles. The Company also has state-chartered subsidiary banks that are subject to state regulations that limit dividends. Under those provisions, the Company's national and state-chartered subsidiary banks could have declared dividends of $1,026 million and $650 million in 2001 and 2000, respectively, without obtaining prior regulatory approval. In addition, the Company's nonbank subsidiaries could have declared dividends of $1,292 million and $1,889 million at December 31, 2001 and 2000, respectively.

Note 4: Securities Available for Sale

The following table provides the cost and fair value for the major components of securities available for sale carried at fair value. There were no securities classified as held to maturity at the end of 2001 or 2000.

(in millions)								December 31,
				2001				2000
	Cost	Estimated unrealized gross gains	Estimated unrealized gross losses	Estimated fair value	Cost	Estimated unrealized gross gains	Estimated unrealized gross losses	Estimated fair value
Securities of U.S. Treasury and federal agencies	$ 1,983	$ 66	$ 2	$ 2,047	$ 2,739	$ 49	$ 5	$ 2,783
Securities of U.S. states and political subdivisions	2,146	90	13	2,223	2,322	90	12	2,400
Mortgage-backed securities:								
Federal agencies	29,280	449	8	29,721	26,304	838	147	26,995
Private collateralized mortgage obligations (1)	2,628	49	19	2,658	1,455	43	52	1,446
Total mortgage-backed securities	31,908	498	27	32,379	27,759	881	199	28,441
Other	2,625	86	43	2,668	2,588	37	123	2,502
Total debt securities	38,662	740	85	39,317	35,408	1,057	339	36,126
Marketable equity securities	815	264	88	991	2,457	563	491	2,529
Total(2)	$39,477	$1,004	$173	$40,308	$37,865	$1,620	$830	$38,655

(1) Substantially all private collateralized mortgage obligations are AAA-rated bonds collateralized by 1-4 family residential first mortgages.

(2) At December 31, 2001, the Company held no securities of any single issuer (excluding the U.S. Treasury and federal agencies) with a book value that exceeded 10% of stockholders' equity.

The decrease in marketable equity securities of $1.64 billion in cost between December 31, 2000 and December 31, 2001 was due to dispositions and the non-cash impairment charges taken in the second quarter of 2001 primarily in the venture capital portfolio. The Company experienced sustained declines in the market values of publicly traded securities, particularly in the technology and telecommunication industries. In the second quarter of 2001, the Company recognized non-cash charges of $1.18 billion to reflect other-than-temporary impairment. (See Note 1 (Securities Available for Sale) for further information.)

Securities pledged where the secured party has the right to sell or repledge totaled $6.2 billion at December 31, 2001 and $1.3 billion at December 31, 2000. Securities pledged where the secured party does not have the right to sell or repledge totaled $15.7 billion at December 31, 2001 and $17 billion at December 31, 2000 and are primarily pledged to secure trust and public deposits and for other purposes as required or permitted by law. The Company has accepted collateral in the form of securities that it has the right to sell or repledge of $2.7 billion at December 31, 2001 and $1.6 billion at December 31, 2000.

The table to the right provides the components of the realized net gains (losses) on securities from the securities available for sale portfolio. Realized gains (losses) on securities are also reported in mortgage banking noninterest income. Realized gains (losses) on marketable equity securities from venture capital investments, which include other-than-temporary impairment, are reported as net venture capital gains (losses) (not included in the table to the right).

The table below provides the remaining contractual principal maturities and yields (taxable-equivalent basis) of debt securities available for sale. The remaining contractual principal maturities for mortgage-backed securities were allocated assuming no prepayments. Expected remaining maturities will differ from contractual maturities because debt issuers may have the right to prepay obligations with or without penalties.

(in millions)	Year ended December 31,		
	2001	2000	1999
Realized gross gains	**$ 688** [1]	$ 334	$ 91
Realized gross losses	**(91)** [2]	(1,056)	(319)
Realized net gains (losses)	**$ 597**	$ (722)	$(228)

(1) Includes $148 million of gross gains reported in mortgage banking noninterest income.
(2) Includes $14 million of gross losses reported in mortgage banking noninterest income.

(in millions)	December 31, 2001									
	Total amount	Weighted average yield	Remaining contractual principal maturity							
			Within one year		After one year through five years		After five years through ten years		After ten years	
			Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Securities of U.S. Treasury and federal agencies	$ 2,047	6.55%	$ 698	6.35%	$1,146	6.64%	$ 188	6.70%	$ 15	6.81%
Securities of U.S. states and political subdivisions	2,223	7.98	143	8.46	341	8.22	171	7.91	1,568	7.89
Mortgage-backed securities:										
Federal agencies	29,721	7.19	55	8.23	134	8.37	395	8.91	29,137	7.16
Private collateralized mortgage obligations	2,658	8.55	897	7.03	1	10.75	97	9.17	1,663	9.33
Total mortgage-backed securities	32,379	7.31	952	7.10	135	8.39	492	8.96	30,800	7.28
Other	2,668	7.80	26	6.90	94	6.22	166	7.17	2,382	7.91
ESTIMATED FAIR VALUE OF DEBT SECURITIES [1]	$39,317	7.46%	$1,819	7.06%	$1,716	7.27%	$1,017	8.23%	$34,765	7.47%
TOTAL COST OF DEBT SECURITIES	$38,662		$1,781		$1,668		$ 997		$34,216	

(1) The weighted average yield is computed using the amortized cost of debt securities available for sale.

Note 5: Loans and Allowance for Loan Losses

A summary of the major categories of loans outstanding and related unfunded commitments is shown in the table below. Unfunded commitments are defined as all legally binding agreements to extend credit, net of all funds lent, and all standby and commercial letters of credit issued under the terms of those commitments. At December 31, 2001 and 2000, the commercial loan category and related unfunded commitments did not have a concentration in any industry that exceeded 10% of total loans and unfunded commitments. At December 31, 2001 and 2000, the real estate 1-4 family first mortgage and junior lien mortgage categories and related unfunded commitments did not have a concentration in any state that exceeded 10% of total loans and unfunded commitments.

(in millions)				December 31,
		2001		2000
	Outstanding	**Commitments to extend credit**	Outstanding	Commitments to extend credit
Commercial	**$ 47,547**	**$52,682**	$ 50,518	$ 47,597
Real estate 1-4 family first mortgage	**25,588**	**479**	18,464	238
Other real estate mortgage	**24,808**	**2,081**	23,972	3,134
Real estate construction	**7,806**	**4,237**	7,715	6,181
Consumer:				
Real estate 1-4 family junior lien mortgage	**25,530**	**14,038**	18,218	7,899
Credit card	**6,700**	**16,817**	6,616	19,004
Other revolving credit and monthly payment	**23,502**	**9,104**	23,974	6,549
Total consumer	**55,732**	**39,959**	48,808	33,452
Lease financing	**9,420**	**—**	10,023	1,847
Foreign	**1,598**	**214**	1,624	260
Total loans [1]	**$172,499**	**$99,652**	$161,124	$ 92,709

(1) Outstanding loan balances at December 31, 2001 and 2000 are net of unearned income, including net deferred loan fees, of $4,143 million and $4,231 million, respectively.

In the course of evaluating the credit risk presented by a customer and the pricing that will adequately compensate the Company for assuming that risk, management may require a certain amount of collateral support. The type of collateral held varies, but may include accounts receivable, inventory, land, buildings, equipment, income-producing commercial properties and residential real estate. The Company has the same collateral policy for loans whether they are funded immediately or on a delayed basis (commitment).

A commitment to extend credit is a legally binding agreement to lend funds to a customer usually at a stated interest rate and for a specified purpose. Such commitments have fixed expiration dates and generally require a fee. The extension of a commitment gives rise to credit risk. The actual liquidity requirements or credit risk that the Company will experience will be lower than the contractual amount of commitments to extend credit shown in the table above because a significant portion of those commitments are expected to expire without being drawn upon. Certain commitments are subject to loan agreements containing covenants regarding the financial performance of the customer that must be met before the Company is required to fund the commitment. The Company uses the same credit policies in making commitments to extend credit as it does in making loans.

In addition, the Company manages the potential credit risk in commitments to extend credit by limiting the total amount of arrangements, both by individual customer and in the aggregate; by monitoring the size and maturity structure of these portfolios; and by applying the same credit standards maintained for all of its related credit activities. The credit risk associated with these commitments is considered in management's determination of the allowance for loan losses.

Standby letters of credit totaled $5.5 billion and $5.6 billion at December 31, 2001 and 2000, respectively. Standby letters of credit are issued on behalf of customers in connection with contracts between the customers and third parties. Under standby letters of credit, the Company assures that the third parties will receive specified funds if customers fail to meet their contractual obligations. The liquidity risk to the Company arises from its obligation to make payment in the event of a customer's contractual default. The credit risk involved in issuing standby letters of credit and the Company's management of that credit risk is considered in management's determination of the allowance for loan losses. Standby letters of credit are reported net of participations sold to other institutions of $736 million in 2001 and $623 million in 2000.

Included in standby letters of credit are those that back financial instruments (financial guarantees). The Company had issued or purchased participations in financial guarantees of approximately $1.6 billion and $2.3 billion at December 31, 2001 and 2000, respectively. The Company also had commitments for commercial and similar letters of credit of $577 million and $729 million at December 31, 2001 and 2000, respectively. Substantially all fees received from the issuance of financial guarantees are deferred and amortized on a straight-line basis over the term of the guarantee.

The Company has an established process to determine the adequacy of the allowance for loan losses which assesses the risk and losses inherent in its portfolio. This process provides an allowance consisting of two components, allocated and unallocated. To arrive at the allocated component of the allowance, the Company combines estimates of the allowances needed for loans analyzed individually (including impaired loans subject to Statement of Financial Accounting Standards No. 114 (FAS 114), *Accounting by Creditors for Impairment of a Loan*) and loans analyzed on a pool basis.

The determination of the allocated allowance for portfolios of larger commercial and commercial real estate loans involves a review of individual higher-risk transactions, focusing on the accuracy of loan grading, assessments of specific loss content, and, in some cases, strategies for resolving problem credits. These considerations supplement the application of loss factors delineated by individual loan grade to the existing distribution of risk exposures, thus framing an assessment of inherent losses across the entire wholesale lending portfolio segment which is responsive to shifts in portfolio risk content. The loss factors used for this analysis have been derived from migration models which track actual portfolio movements from problem asset loan grades to loss over a 5 to 10 year period. In the case of pass loan grades, the loss factors are derived from analogous loss experience in public debt markets, calibrated to the long-term average loss experience of the Company's portfolios. The loan loss allocations arrived at through this factor methodology are adjusted by management's judgment concerning the effect of recent economic events on portfolio performance.

In the case of more homogeneous portfolios, such as consumer loans and leases, residential mortgage loans, and some segments of small business lending, the determination of the allocated allowance is conducted at an aggregate, or pooled, level. For such portfolios, the risk assessment process emphasizes the development of rigorous forecasting models, which focus on recent delinquency and loss trends in different portfolio segments to project relevant risk metrics over an intermediate-term horizon. Such analyses are updated frequently to capture the most recent behavioral characteristics of the subject portfolios, as well as any changes in management's loss mitigation or customer solicitation strategies, in order to reduce the differences between estimated and observed losses. An amount which approximates one year of projected net losses is provided as the baseline allocation for most homogeneous portfolios, to which management will add certain adjustments to help ensure that a prudent amount of conservatism is present in the specific assumptions underlying that forecast.

While coverage of one year's losses is often adequate (particularly for homogeneous pools of loans and leases), the time period covered by the allowance may vary by portfolio, based on the Company's best estimate of the inherent losses in the entire portfolio as of the evaluation date. To mitigate the imprecision inherent in most estimates of expected credit losses, the allocated component of the allowance is supplemented by an unallocated component. The unallocated component includes management's judgmental determination of the amounts necessary for concentrations, economic uncertainties and other subjective factors; correspondingly, the relationship of the unallocated component to the total allowance for loan losses may fluctuate from period to period. Although management has allocated a portion of the allowance to specific loan categories, the adequacy of the allowance must be considered in its entirety.

The Company's determination of the level of the allowance and, correspondingly, the provision for loan losses rests upon various judgments and assumptions, including general economic conditions, loan portfolio composition, prior loan loss experience and the Company's ongoing examination process and that of its regulators. The Company has an internal risk analysis and review staff that continuously reviews loan quality and reports the results of its examinations to executive management and the Board of Directors. Such reviews also assist management in establishing the level of the allowance. Like all national banks, subsidiary national banks continue to be subject to examination by their primary regulator, the Office of the Comptroller of the Currency (OCC), and some have OCC examiners in residence. These examinations occur throughout the year and target various activities of the subsidiary national banks, including specific segments of the loan portfolio (for example, commercial real estate and shared national credits). In addition to the subsidiary national banks being examined by the OCC, the Parent and its nonbank subsidiaries are examined by the Federal Reserve Board.

The Company considers the allowance for loan losses of $3.76 billion adequate to cover losses inherent in loans, loan commitments and standby and other letters of credit at December 31, 2001.

Changes in the allowance for loan losses were as follows:

(in millions)	Year ended December 31,		
	2001	2000	1999
Balance, beginning of year	**$ 3,719**	$ 3,344	$ 3,307
Allowances related to business combinations	**41**	265	48
Provision for loan losses	**1,780**	1,329	1,104
Loan charge-offs:			
Commercial	**(692)**	(429)	(395)
Real estate 1-4 family first mortgage	**(29)**	(16)	(14)
Other real estate mortgage	**(32)**	(32)	(28)
Real estate construction	**(37)**	(8)	(2)
Consumer:			
Real estate 1-4 family junior lien mortgage	**(47)**	(34)	(33)
Credit card	**(421)**	(367)	(403)
Other revolving credit and monthly payment	**(770)**	(623)	(585)
Total consumer	**(1,238)**	(1,024)	(1,021)
Lease financing	**(94)**	(52)	(38)
Foreign	**(78)**	(86)	(90)
Total loan charge-offs	**(2,200)**	(1,647)	(1,588)
Loan recoveries:			
Commercial	**96**	98	90
Real estate 1-4 family first mortgage	**3**	4	6
Other real estate mortgage	**22**	13	38
Real estate construction	**3**	4	5
Consumer:			
Real estate 1-4 family junior lien mortgage	**11**	14	15
Credit card	**40**	39	49
Other revolving credit and monthly payment	**203**	213	243
Total consumer	**254**	266	307
Lease financing	**25**	13	12
Foreign	**18**	30	15
Total loan recoveries	**421**	428	473
Total net loan charge-offs	**(1,779)**	(1,219)	(1,115)
Balance, end of year	**$ 3,761**	$ 3,719	$ 3,344
Total net loan charge-offs as a percentage of average total loans	**1.09%**	.84%	.90%
Allowance as a percentage of total loans	**2.18%**	2.31%	2.51%

In accordance with FAS 114, the following table shows the recorded investment in impaired loans and the related methodology used to measure impairment at December 31, 2001 and 2000:

(in millions)	December 31,	
	2001	2000
Impairment measurement based on:		
Collateral value method	**$485**	$174
Discounted cash flow method	**338**	331
Historical loss factors	**172**	257
Total [1]	**$995**	$762

(1) Includes $529 million and $345 million of impaired loans with a related FAS 114 allowance of $91 million and $74 million at December 31, 2001 and 2000, respectively.

The average recorded investment in impaired loans during 2001, 2000 and 1999 was $937 million, $470 million and $376 million, respectively. Total interest income recognized on impaired loans during 2001, 2000 and 1999 was $17 million, $4 million and $7 million, respectively, which was primarily recorded using the cash method.

The Company uses either the cash or cost recovery method to record cash receipts on impaired loans that are on nonaccrual. Under the cash method, contractual interest is credited to interest income when received. This method is used when the ultimate collectibility of the total principal is not in doubt. Under the cost recovery method, all payments received are applied to principal. This method is used when the ultimate collectibility of the total principal is in doubt. Loans on the cost recovery method may be changed to the cash method when the application of the cash payments has reduced the principal balance to a level where collection of the remaining recorded investment is no longer in doubt.

Note 6: Premises, Equipment, Lease Commitments, Interest Receivable and Other Assets

The following table presents comparative data for premises and equipment:

(in millions)	December 31, 2001	2000
Land	$ 463	$ 440
Buildings	2,593	2,553
Furniture and equipment	3,012	2,942
Leasehold improvements	874	761
Premises leased under capital leases	54	75
Total	6,996	6,771
Less accumulated depreciation and amortization	3,447	3,356
Net book value	$3,549	$3,415

Depreciation and amortization expense was $561 million, $560 million and $499 million in 2001, 2000 and 1999, respectively.

The Company is obligated under a number of noncancelable operating leases for premises (including vacant premises) and equipment with terms, including renewal options, up to 100 years, many of which provide for periodic adjustment of rentals based on changes in various economic indicators. The following table shows future minimum payments under noncancelable operating leases and capital leases, net of sublease rentals, with terms in excess of one year as of December 31, 2001:

(in millions)	Operating leases	Capital leases
Year ended December 31,		
2002	$ 383	$ 8
2003	304	6
2004	253	4
2005	190	3
2006	158	3
Thereafter	736	21
Total minimum lease payments	$2,024	45
Executory costs		(1)
Amounts representing interest		(17)
Present value of net minimum lease payments		$27

Rental expense, net of rental income, for all operating leases was $473 million, $499 million and $418 million in 2001, 2000 and 1999, respectively.

The components of interest receivable and other assets at December 31, 2001 and 2000 were as follows:

(in millions)	December 31, 2001	2000
Trading assets	$ 4,996	$ 3,777
Nonmarketable equity investments:		
Venture capital cost method investments	1,696	2,033
Federal Reserve Bank stock	1,295	1,237
All other	1,071	872
Total nonmarketable equity investments	4,062	4,142
Government National Mortgage Association (GNMA) pool buy-outs	2,815	1,510
Interest receivable	1,284	1,516
Interest-earning deposits	206	95
Foreclosed assets	171	128
Certain identifiable intangible assets	119	227
Due from customers on acceptances	104	85
Other	9,788	10,449
Total interest receivable and other assets	$23,545	$21,929

Trading assets consist largely of securities, including corporate debt, U.S. government agency obligations and derivative instruments held for customer accommodation purposes. Interest income from trading assets was $114 million, $98 million and $81 million in 2001, 2000 and 1999, respectively. Noninterest income from trading assets was $400 million, $238 million and $112 million in 2001, 2000 and 1999, respectively.

Noninterest (loss) income from nonmarketable equity investments accounted for using the cost method was $(55) million, $170 million and $138 million in 2001, 2000 and 1999, respectively. The decreases from 2000 to 2001 in noninterest income and the balance of venture capital cost method investments was primarily due to a $330 million second quarter 2001 impairment write-down of certain venture capital cost method investments.

GNMA pool buy-outs are advances made to GNMA mortgage pools that are guaranteed by the Federal Housing Administration or by the Department of Veterans Affairs (collectively, "the guarantors"). These advances are made to buy out government agency-guaranteed delinquent loans, pursuant to the Company's servicing agreements. The Company, on behalf of the guarantors, undertakes the collection and foreclosure process. After the foreclosure process is complete, the Company is reimbursed for substantially all costs incurred, including the advances, by the guarantors.

Amortization expense for certain identifiable intangible assets included in other assets was $38 million, $42 million and $68 million in 2001, 2000 and 1999, respectively.

Note 7: Deposits

The aggregate amount of time certificates of deposit and other time deposits issued by domestic offices was $26,454 million and $36,207 million at December 31, 2001 and 2000, respectively. Substantially all of those deposits were interest bearing. The contractual maturities of those deposits are shown in the following table.

(in millions)	December 31, 2001
2002	$19,533
2003	3,825
2004	1,169
2005	753
2006	472
Thereafter	702
Total	$26,454

Of the total above, the amount of time deposits with a denomination of $100,000 or more was $6,427 million and $9,741 million at December 31, 2001 and 2000, respectively. The contractual maturities of these deposits are shown in the following table.

(in millions)	December 31, 2001
Three months or less	$2,534
After three months through six months	1,282
After six months through twelve months	1,172
After twelve months	1,439
Total	$6,427

Time certificates of deposit and other time deposits issued by foreign offices with a denomination of $100,000 or more represent most of the foreign deposit liabilities of $4,132 million and $7,712 million at December 31, 2001 and 2000, respectively.

Demand deposit overdrafts that have been reclassified as loan balances were $638 million and $749 million at December 31, 2001 and 2000, respectively.

Note 8: Short-Term Borrowings

The table below shows selected information for short-term borrowings. These borrowings generally mature in less than 30 days.

(in millions)	2001		2000		1999	
	Amount	**Rate**	Amount	Rate	Amount	Rate
As of December 31,						
Commercial paper and other short-term borrowings	**$13,965**	**2.01%**	$ 15,844	6.64%	$ 17,246	6.06%
Federal funds purchased and securities sold under agreements to repurchase	**23,817**	**1.53**	13,145	5.81	14,481	4.73
Total	**$37,782**	**1.71**	$ 28,989	6.26	$ 31,727	5.45
Year ended December 31,						
Average daily balance						
Commercial paper and other short-term borrowings	**$13,561**	**4.12%**	$ 14,375	6.43%	$ 10,272	5.40%
Federal funds purchased and securities sold under agreements to repurchase	**20,324**	**3.51**	13,847	6.03	12,287	4.69
Total	**$33,885**	**3.76**	$ 28,222	6.23	$ 22,559	5.00
Maximum month-end balance						
Commercial paper and other short-term borrowings (1)	**$19,818**	**N/A**	$ 17,730	N/A	$ 17,246	N/A
Federal funds purchased and securities sold under agreements to repurchase (2)	**26,346**	**N/A**	16,535	N/A	15,147	N/A

N/A - Not applicable.
(1) Highest month-end balance in each of the last three years appeared in October 2001, January 2000 and December 1999, respectively.
(2) Highest month-end balance in each of the last three years appeared in September 2001, August 2000 and August 1999, respectively.

At December 31, 2001, the Company had available lines of credit totaling $4.3 billion, of which $2.3 billion was obtained through a subsidiary, Wells Fargo Financial, Inc. The remaining $2.0 billion was in the form of a revolving credit facility. A portion of these financing arrangements require the maintenance of compensating balances or payment of fees, which are not material.

Note 9: Long-Term Debt

The following is a summary of long-term debt (reflecting unamortized debt discounts and premiums, where applicable) owed by the Parent and its subsidiaries:

(in millions)	Maturity date	Interest rate(s)	2001	2000
Wells Fargo & Company (Parent only)				
Senior				
Global Notes [1]	2002-2006	6.50-7.25%	$ 4,996	$ 3,986
Global Notes	2002	Various	1,250	1,997
Medium-Term Notes [1]	2002-2006	5.75-6.875%	1,596	2,095
Medium-Term Notes	2002-2027	3.375-7.75%	1,670	620
Floating-Rate Medium-Term Notes	2002-2004	Various	2,300	2,100
Floating-Rate Euro Medium-Term Notes	2001	Various	—	300
Notes	2004	6.00%	1	1
Extendable Notes [2]	2005	Various	1,497	1,497
Total senior debt			13,310	12,596
Subordinated				
Global Notes [1]	2011	6.375%	748	—
Notes [1]	2003	6.625%	200	199
Debentures	2023	6.65%	198	198
Other notes [1]	2003	6.625-6.75%	—	1
Total subordinated debt			1,146	398
Total long-term debt – Parent			14,456	12,994
WFC Holdings Corporation				
Senior				
Medium-Term Notes [1]	2002	10.00%	2	220
Medium-Term Notes	2002	9.04-10.00%	2	15
Total senior debt			4	235
Subordinated				
Medium-Term Notes [1][3]	2013	6.50-6.625%	50	173
Medium-Term Notes	2002	9.375%	30	30
Notes	2002-2003	6.125-8.75%	732	732
Notes [1]	2004-2006	6.875-9.125%	933	933
Notes [1][3]	2008	6.25%	199	199
Total subordinated debt			1,944	2,067
Total long-term debt – WFC Holdings			1,948	2,302
Wells Fargo Financial, Inc. and its subsidiaries (WFFI)				
Senior				
Medium-Term Notes	2002-2008	5.1-7.47%	801	881
Floating-Rate Notes	2002-2003	Various	950	1,020
Notes	2002-2009	5.375-8.56%	6,395	5,068
Total long-term debt – WFFI			8,146	6,969
First Security Corporation and its subsidiaries				
Senior				
Medium-Term Notes	2003	6.40%	15	24
Floating-Rate Euro Medium-Term Notes [4]	2002	Various	300	300
Floating-Rate Euro Medium-Term Notes	2003	Various	285	285
Federal Home Loan Bank (FHLB) Notes and Advances	2002-2010	2.02-6.47%	351	796
Notes	2003-2006	5.875-6.875%	473	475
Other notes [5]	2002-2007		3	5
Total senior debt			1,427	1,885
Subordinated				
Notes [1]	2002-2006	7.00-7.50%	234	234
Total subordinated debt			234	234
Total long-term debt – FSCO			$ 1,661	$ 2,119

(1) The Company entered into interest rate swap agreements for substantially all of these notes, whereby the Company receives fixed-rate interest payments approximately equal to interest on the notes and makes interest payments based on an average three-month or six-month LIBOR rate.
(2) The extendable notes are a floating rate security with an initial maturity of 13 months, which can be extended on a rolling basis, at the investor's option to a final maturity of 5 years.
(3) The interest rate swap agreement for these notes is callable by the counterparty prior to the maturity of the notes.
(4) The Company entered into an interest rate swap agreement for these notes, whereby the Company receives interest payments based on an average three-month LIBOR rate and makes fixed-rate interest payments ranging from 5.625% to 5.65%.
(5) The notes are tied to low-income housing funding.

(continued on page 72)

(continued from page 71)

(in millions)	Maturity date	Interest rate(s)	2001	2000
Wells Fargo Bank, N.A.				
Senior				
Floating Rate Bank Notes	2002	Various	$ 1,525	$ —
Notes payable by subsidiaries	2003-2009	8.25-13.50%	52	48
Other notes	2003	8.5%	3	3
Obligations of subsidiaries under capital leases (Note 6)			8	11
Total senior debt			1,588	62
Subordinated				
Floating-Rate Notes [6]	2005	Various	—	750
FixFloat Notes (callable 6/15/2005) [1]	2010	7.8% through 2005, various	997	996
Notes [1]	2010-2011	6.45-7.55%	2,496	747
Total subordinated debt			3,493	2,493
Total long-term debt – WFB, N.A.			5,081	2,555
Other consolidated subsidiaries				
Senior				
FHLB Notes and Advances [7]	2002-2027	3.15-8.38%	2,211	367
Floating-Rate FHLB Advances [7]	2002-2011	1.824-2.174%	2,334	4,409
Other notes and debentures	2001-2015	3.00-12.00%	239	316
Capital lease obligations (Note 6)			19	15
Total long-term debt – other consolidated subsidiaries			4,803	5,107
Total consolidated long-term debt			$36,095	$ 32,046

(6) The notes were called in May 2001 at par.
(7) The maturities of the FHLB advances are determined quarterly, based on the outstanding balance, the then current LIBOR rate, and the maximum life of the advance. Advances maturing within the next year are expected to be refinanced, extending the maturity of such borrowings beyond one year.

At December 31, 2001, the principal payments, including sinking fund payments, on long-term debt are due as noted in the following table.

(in millions)	Parent	Company
2002	$ 3,125	$10,115
2003	3,398	6,904
2004	2,000	3,915
2005	2,993	4,273
2006	1,596	3,359
Thereafter	1,344	7,529
Total	$14,456	$36,095

The interest rates on floating-rate notes are determined periodically by formulas based on certain money market rates, subject, on certain notes, to minimum or maximum interest rates.

As part of its long-term and short-term borrowing arrangements, the Company was subject to various financial and operational covenants. Certain of the agreements under which debt has been issued contain provisions that may limit the merger or sale of certain subsidiary banks and the issuance of capital stock or convertible securities by certain subsidiary banks. At December 31, 2001, the Company was in compliance with all the covenants.

Note 10: Guaranteed Preferred Beneficial Interests In Company's Subordinated Debentures

The special purpose trusts, identified in the table on the next page, were established by the Parent in 2001, and by WFC Holdings Corporation (the former Wells Fargo & Company) in 1996 and 1997, and by First Security in 1996 (both of which are now direct subsidiaries of the Parent) (the holding company subsidiaries) for the purpose of issuing trust preferred securities and related trust common securities. The proceeds from such issuances were used by the trusts to purchase junior subordinated debentures (debentures) of the Parent or the debentures of the applicable holding company subsidiary, which are the sole assets of each trust. Concurrently with the issuance of the trust preferred securities, the Parent or the holding company subsidiary, as applicable, issued guarantees for the benefit of the holders of the trust preferred securities. These trust preferred securities are treated by the Company as Tier 1 regulatory capital and provide the Company with a more cost-effective means of obtaining Tier 1 capital for regulatory purposes than if the Company itself were to issue additional preferred stock.

The sole assets of these special purpose trusts are the debentures issued by the Parent, (for the 2001 trusts) or the debentures issued by a holding company subsidiary, as applicable. The Parent and the holding company subsidiaries own all of the common securities of their related trusts. The trust preferred securities issued by the trusts rank senior to the common securities. The common securities and debentures, along with the related income effects, are eliminated within the consolidated financial statements of the Company. The respective obligations of the Parent and the holding company subsidiaries under the debentures, indentures, the trust agreements, and the guarantees relating to the trusts established by each of them and identified in the table below in each case constitute the full and unconditional guarantee by the Parent or the holding company subsidiary, as applicable, of the obligations of the trusts with respect to the trust preferred securities and rank subordinate and junior in right of payment to all of their other liabilities. The Parent also guaranteed the obligations previously issued by the former Wells Fargo & Company and assumed by WFC Holdings with respect to the 1996 and 1997 trusts.

The trust preferred securities are subject to mandatory redemption at the stated maturity date of the debentures, upon repayment of the debentures, or earlier, pursuant to the terms of the trust agreements. The table below summarizes the outstanding preferred securities issued by each special purpose trust and the debentures issued by the Parent or the holding company subsidiary to each trust as of December 31, 2001:

(in millions)				Trust preferred securities and debentures		
	Trust preferred securities		Principal			
Trust name	Issuance date	Amount	balance of debentures	Stated maturity	Annualized coupon rate	Interest payable/ distribution dates[4]
Wells Fargo Capital A [1]	November 1996	$ 85	$ 94	December 1, 2026	8.13%	Semi-annual - June 1 and December 1
Wells Fargo Capital B [1]	November 1996	153	159	December 1, 2026	7.95%	Semi-annual - June 1 and December 1
Wells Fargo Capital C [1]	November 1996	186	194	December 1, 2026	7.73%	Semi-annual - June 1 and December 1
Wells Fargo Capital I [1]	December 1996	212	224	December 15, 2026	7.96%	Semi-annual - June 15 and December 15
Wells Fargo Capital II [1]	January 1997	149	155	January 30, 2027	LIBOR + .5%	Quarterly - January 30, April 30, July 30 and October 30
Wells Fargo Capital IV [2][3]	August 2001	1,300	1,300	September 1, 2031	7.00%	Quarterly - March 1, June 1, September 1 and December 1
Wells Fargo Capital V [2][3]	December 2001	200	200	December 1, 2031	7.00%	Quarterly - March 1, June 1, September 1 and December 1
First Security Capital I	December 1996	150	150	December 15, 2026	8.41%	Semi-annual - June 15 and December 15
	Total	$2,435				

(1) Established by WFC Holdings (the former Wells Fargo).
(2) Established by the Parent.
(3) The Parent has the right to extend the stated maturity dates of the debentures held by the indicated trusts for a period of up to 19 years.
(4) All distributions are cumulative.

The debentures held by the trusts may be redeemed at the option of the Parent or the holding company subsidiaries as applicable, and the corresponding trust preferred securities will also be redeemed, subject to any applicable regulatory approvals, at the redemption prices specified under the terms of the debentures and trust preferred securities on or after certain stated dates occurring in August 2006 for Wells Fargo Capital IV, in December 2006 for Wells Fargo Capital A, Wells Fargo Capital B, Wells Fargo Capital C, Wells Fargo Capital I, Wells Fargo Capital V, and First Security Capital I, and in January 2007 for Wells Fargo Capital II. Prior to the applicable stated redemption date, the trust preferred securities may be redeemed at the option of the Parent or the applicable holding company subsidiary, and the related trust preferred securities will be redeemed after the occurrence of certain events that would have a negative tax effect on the Parent, the holding company subsidiaries or their applicable trusts, would cause the trust preferred securities to no longer qualify as Tier 1 capital, or would result in a trust being treated as an investment company. The ability of each trust to pay timely distributions on its trust preferred securities depends upon the Parent or the applicable holding company subsidiary making the related payment on the debentures when due. The Parent or the holding company subsidiaries have the right to defer payment of interest on the debentures and, therefore, distributions on the trust preferred securities for up to five years.

Note 11: Preferred Stock

The Company is authorized to issue 20 million shares of preferred stock and 4 million shares of preference stock, both without par value. All preferred shares outstanding rank senior to common shares both as to dividends and liquidation preference but have no general voting rights. No preference shares have been issued under this authorization.

The following table is a summary of preferred stock:

	Shares issued and outstanding December 31,		Carrying amount (in millions) December 31,		Adjustable dividend rate		Dividends declared (in millions) Year ended December 31,		
	2001	2000	**2001**	2000	Minimum	Maximum	**2001**	2000	1999
Adjustable-Rate Cumulative, Series B (1)	**1,460,000**	1,460,000	**$ 73**	$ 73	5.50%	10.50%	**$ 4**	$ 4	$ 4
6.59%/Adjustable-Rate Noncumulative Preferred Stock, Series H (1)(2)	**—**	4,000,000	**—**	200	7.00	13.00	**10**	13	13
Cumulative Tracking (3)	**—**	—	**—**	—	—	—	**—**	—	18
2001 ESOP Cumulative Convertible (4)	**61,800**	—	**62**	—	10.50	11.50	**—**	—	—
2000 ESOP Cumulative Convertible (4)	**39,962**	55,273	**40**	55	11.50	12.50	**—**	—	—
1999 ESOP Cumulative Convertible (4)	**15,552**	18,206	**15**	18	10.30	11.30	**—**	—	—
1998 ESOP Cumulative Convertible (4)	**6,145**	7,631	**6**	8	10.75	11.75	**—**	—	—
1997 ESOP Cumulative Convertible (4)	**7,576**	9,542	**8**	10	9.50	10.50	**—**	—	—
1996 ESOP Cumulative Convertible (4)	**7,707**	10,211	**8**	10	8.50	9.50	**—**	—	—
1995 ESOP Cumulative Convertible (4)	**5,543**	8,285	**5**	8	10.00	10.00	**—**	—	—
ESOP Cumulative Convertible (4)	**1,002**	2,656	**1**	3	9.00	9.00	**—**	—	—
Unearned ESOP shares (5)	**—**	—	**(154)**	(118)	—	—	**—**	—	—
Total	**1,605,287**	5,571,804	**$ 64**	$267			**$14**	$17	$35

(1) Liquidation preference $50.
(2) Annualized dividend rate was 6.59% until October 1, 2001. On October 1, 2001 all shares were redeemed at the stated liquidation price plus accrued dividends.
(3) In December 1999, the Company redeemed all shares of its Cumulative Tracking preferred stock.
(4) Liquidation preference $1,000.
(5) In accordance with the American Institute of Certified Public Accountants (AICPA) Statement of Position 93-6, *Employers' Accounting for Employee Stock Ownership Plans,* the Company recorded a corresponding charge to unearned ESOP shares in connection with the issuance of the ESOP Preferred Stock. The unearned ESOP shares are reduced as shares of the ESOP Preferred Stock are committed to be released. For information on dividends declared, see Note 12.

ADJUSTABLE-RATE CUMULATIVE PREFERRED STOCK, SERIES B

These shares are redeemable at the option of the Company at $50 per share plus accrued and unpaid dividends. Dividends are cumulative and payable quarterly on the 15th of February, May, August and November. For each quarterly period, the dividend rate is 76% of the highest of the three-month Treasury bill discount rate, 10-year constant maturity Treasury security yield or 20-year constant maturity Treasury bond yield, but limited to a minimum of 5.5% and a maximum of 10.5% per year. The average dividend rate was 5.6% during 2001 and 2000 and 5.5% in 1999.

ESOP CUMULATIVE CONVERTIBLE PREFERRED STOCK

All shares of the Company's 2001, 2000, 1999, 1998, 1997, 1996 and 1995 ESOP Cumulative Convertible Preferred Stock and ESOP Cumulative Convertible Preferred Stock (collectively, ESOP Preferred Stock) were issued to a trustee acting on behalf of the Wells Fargo & Company 401(k) Plan (formerly known as the Norwest Corporation Savings Investment Plan). Dividends on the ESOP Preferred Stock are cumulative from the date of initial issuance and are payable quarterly at annual rates ranging from 8.50 percent to 12.50 percent, depending upon the year of issuance. Each share of ESOP Preferred Stock released from the unallocated reserve of the Plan is converted into shares of common stock of the Company based on the stated value of the ESOP Preferred Stock and the then current market price of the Company's common stock. The ESOP Preferred Stock is also convertible at the option of the holder at any time, unless previously redeemed. The ESOP Preferred Stock may be redeemed at any time, in whole or in part, at the option of the Company at a redemption price per share equal to the higher of (a) $1,000 per share plus accrued and unpaid dividends or (b) the fair market value, as defined in the Certificates of Designation of the ESOP Preferred Stock.

Note 12: Common Stock and Stock Plans

Common Stock

The following table summarizes common stock reserved, issued and authorized as of December 31, 2001:

	Number of shares
Convertible subordinated debentures	24,400
Acquisition contingencies	139,337
Dividend reinvestment and common stock purchase plans	2,126,970
Director plans	1,323,541
Stock plans (1)	219,541,353
Total shares reserved	223,155,601
Shares issued	1,736,381,025
Shares not reserved	4,040,463,374
Total shares authorized	6,000,000,000

(1) Includes employee option, 401(k), profit sharing and compensation deferral plans.

Each share of the Company's common stock includes one preferred share purchase right. These rights will become exercisable only if a person or group acquires or announces an offer to acquire 15 percent or more of the Company's common stock. When exercisable, each right will entitle the holder to buy one one-thousandth of a share of a new series of junior participating preferred stock at a price of $160 for each one one-thousandth of a preferred share. In addition, upon the occurrence of certain events, holders of the rights will be entitled to purchase either the Company's common stock or shares in an "acquiring entity" at one-half of the then current market value. The Company will generally be entitled to redeem the rights at one cent per right at any time before they become exercisable. The rights will expire on November 23, 2008, unless extended, previously redeemed or exercised. The Company has reserved 1.7 million shares of preferred stock for issuance upon exercise of the rights.

Dividend Reinvestment and Common Stock Purchase Plans

The Company's dividend reinvestment and common stock direct purchase plans permit participants to purchase at fair market value shares of the Company's common stock by reinvestment of dividends and/or optional cash payments, subject to the terms of the plan.

Director Plans

Under the Company's director plans, non-employee directors receive stock as part of their annual retainer. These plans provide for annual grants of options to purchase common stock to each non-employee director elected or re-elected at the annual meeting of stockholders. Options granted become exercisable after six months and may be exercised until the tenth anniversary of the date of grant. Compensation expense for the options is measured as the quoted market price of the stock at the date of exercise less the grant price and is accrued over the vesting period.

Employee Stock Plans

LONG-TERM INCENTIVE PLANS The Company's stock incentive plans provide for awards of incentive and nonqualified stock options, stock appreciation rights, restricted shares, restricted share rights, performance awards and stock awards without restrictions. Employee stock options can be granted with exercise prices at or above the fair market value (as defined in the plan) of the stock at the date of grant and with terms of up to ten years. The options generally become fully exercisable over three years from the date of grant. Except as otherwise permitted under the plan, upon termination of employment for reasons other than retirement, permanent disability or death, the option period is reduced or the options are canceled. Options also may include the right to acquire a "reload" stock option. If an option contains the reload feature and if a participant pays all or part of the exercise price of the option with shares of stock purchased in the market or held by the participant for at least six months, upon exercise of the option, the participant is granted a new option to purchase, at the fair market value of the stock as of the date of the reload, the number of shares of stock equal to the sum of the number of shares used in payment of the exercise price and a number of shares with respect to related taxes. No compensation expense was recorded for the options granted under the plans, as the exercise price was equal to the quoted market price of the stock at the date of grant. The total number of shares of common stock available for grant under the plans as of December 31, 2001 was 50,271,203.

Holders of restricted shares and restricted share rights are entitled at no cost to the related shares of common stock generally over three to five years after the restricted shares or restricted share rights were granted. Upon grant of the restricted shares or restricted share rights, holders generally are entitled to receive quarterly cash payments equal to the cash dividends that would be paid on common stock equal to the number of restricted shares or restricted share rights. Except in limited circumstances, restricted shares and restricted share rights are canceled upon termination of employment. In 2001, 2000 and 1999, 107,000, 56,636 and 204,868 restricted shares and restricted share rights were granted, respectively, with a weighted-average grant-date per share fair value of $46.73, $40.61 and $43.24, respectively. As of December 31, 2001, 2000 and 1999, there were 888,234, 1,450,074 and 2,423,999 restricted shares and restricted share rights outstanding, respectively. The compensation expense for the restricted shares and restricted share rights equals the quoted market price of the related stock at the date of grant and is accrued over the vesting period. The total compensation expense recognized for the restricted shares and restricted share rights was $6 million in 2001 and 2000 and $21 million in 1999.

In connection with various acquisitions and mergers since 1992, the Company converted employee and director stock options of acquired or merged companies into stock options to purchase the Company's common stock based on the terms of the original stock option plan and the agreed-upon exchange ratio.

BROAD-BASED PLANS In 1996, the Company adopted the Best Practices *PartnerShares®* Plan, a broad-based employee stock option plan covering full- and part-time employees who were not participants in the long-term incentive plans described above. The total number of shares of common stock authorized for issuance under the plan since inception through December 31, 2001 was 67,000,000, including 14,936,350 shares available for grant. Options granted under the *PartnerShares* Plan have an exercise date that generally is the earlier of five years after the date of grant or when the quoted market price of the stock reaches a predetermined price. Those options generally expire ten years after the date of grant. Because the exercise price of each *PartnerShares* grant has been equal to or higher than the quoted market price of the Company's common stock at the date of grant, no compensation expense is recognized.

The following table summarizes the Company's stock option activity and related information for the three years ended December 31, 2001:

	Director Plans		Long-Term Incentive Plans		Broad-Based Plans[5]	
	Number	Weighted-average exercise price	Number	Weighted-average exercise price	Number	Weighted-average exercise price
Options outstanding as of December 31, 1998	562,590	$ 21.02	64,131,146	$ 24.78	41,805,980	$ 33.60
1999:						
Granted	38,253[1]	42.60	17,492,150[2][3]	39.59	—	—
Canceled	—	—	(2,198,973)	28.30	(7,836,842)	34.76
Exercised	(75,745)	16.57	(12,817,198)	19.63	(1,454,838)	24.40
Options outstanding as of December 31, 1999	525,098	23.24	66,607,125	29.53	32,514,300	33.72
2000:						
Granted	28,080[1]	42.75	23,183,070[2][3]	35.63	23,160,800[4]	46.50
Canceled	(5,005)	25.04	(1,896,001)	35.74	(4,827,800)	36.81
Exercised	(115,495)	12.94	(13,906,642)	22.93	(390,695)	18.19
Acquisitions	—	—	797,076	20.43	—	—
Options outstanding as of December 31, 2000	432,678	27.23	74,784,628	32.39	50,456,605	39.41
2001:						
Granted	**49,635[1]**	**47.55**	**19,930,772[2][3]**	**49.52**	**353,600[4]**	**41.84**
Canceled	**—**	**—**	**(1,797,865)**	**43.21**	**(5,212,550)**	**41.81**
Exercised	**(169,397)**	**19.42**	**(10,988,267)**	**25.61**	**(191,440)**	**21.43**
Options outstanding as of December 31, 2001	**312,916**	**$34.69**	**81,929,268**	**$37.23**	**45,406,215**	**$39.23**
Outstanding options exercisable as of:						
December 31, 1999	511,225	$22.06	39,582,781	$ 24.86	1,646,500	$ 17.64
December 31, 2000	432,678	27.23	44,893,948	30.36	1,309,005	18.33
December 31, 2001	**312,916**	**34.69**	**46,937,295**	**33.44**	**1,264,015**	**20.29**

(1) The weighted-average per share fair value of options granted was $13.87, $12.60 and $12.09 for 2001, 2000 and 1999, respectively.
(2) The weighted-average per share fair value of options granted was $14.16, $10.13 and $10.16 for 2001, 2000 and 1999, respectively.
(3) Includes 1,791,852, 2,029,063 and 2,285,910 reload grants at December 31, 2001, 2000 and 1999, respectively.
(4) The weighted-average per share fair value of options granted was $5.90 and $4.60 for 2001 and 2000, respectively.
(5) Activity for broad-based plans in 1999 includes the options related to the Employee Stock Purchase Plan, which was discontinued in 2000. The Employee Stock Purchase Plan allowed eligible employees of the former Wells Fargo to purchase common stock at a price of the lower of (1) the quoted market price of the stock at the date of grant or (2) 85% of the quoted market price at the end of the one-year option term.

The following table is a summary of selected information for the Company's stock option plans described on the preceding page:

	December 31, 2001		
	Weighted-average remaining contractual life (in yrs.)	Number	Weighted-average exercise price
RANGE OF EXERCISE PRICES			
Director Plans			
$.10			
Options outstanding/exercisable	3.01	2,390	$ .10
$7.84-$13.48			
Options outstanding/exercisable	2.36	8,210	11.49
$13.49-$16.00			
Options outstanding/exercisable	3.27	30,940	15.10
$16.01-$25.04			
Options outstanding/exercisable	3.94	64,788	21.98
$25.05-$38.29			
Options outstanding/exercisable	5.90	74,620	33.47
$38.30-$51.00			
Options outstanding/exercisable	8.12	131,968	48.27
Long-Term Incentive Plans			
$3.37-$5.06			
Options outstanding/exercisable	5.95	92,900	4.32
$5.07-$7.60			
Options outstanding/exercisable	1.65	150,461	7.49
$7.61-$11.41			
Options outstanding/exercisable	1.84	300,936	10.60
$11.42-$17.13			
Options outstanding	2.95	3,369,121	14.11
Options exercisable	2.92	3,233,969	14.03
$17.14-$25.71			
Options outstanding	2.62	3,021,351	19.98
Options exercisable	2.68	2,909,873	19.96
$25.72-$38.58			
Options outstanding	6.80	47,336,583	33.81
Options exercisable	6.26	31,679,923	33.39
$38.59-$71.30			
Options outstanding	8.19	27,657,916	48.35
Options exercisable	6.05	8,569,233	47.08
Broad-Based Plans			
$16.56			
Options outstanding/exercisable	4.56	1,022,815	16.56
$24.85-$37.81			
Options outstanding	6.25	24,686,600	34.40
Options exercisable	6.18	200,800	34.01
$37.82-$46.50			
Options outstanding	8.85	19,696,800	46.47
Options exercisable	8.84	40,400	46.50

In accordance with FAS 123, *Accounting for Stock-Based Compensation*, the Company has elected to continue applying the provisions of Accounting Principles Board Opinion 25, *Accounting for Stock Issued to Employees*, in accounting for the stock plans described above. Had compensation cost for those stock plans been determined based on the (optional) fair value method established by FAS 123, the Company's net income and earnings per common share would have been reduced to the pro forma amounts indicated in the table below.

(in millions, except per common share amounts)	Year ended December 31, **2001**	2000	1999
Net income			
As reported	**$3,423**	$4,026	$4,012
Pro forma	**3,277**	3,914	3,909
Earnings per common share			
As reported	**$ 1.99**	$ 2.36	$ 2.32
Pro forma	**1.91**	2.29	2.26
Diluted earnings per common share			
As reported	**$ 1.97**	$ 2.33	$ 2.29
Pro forma	**1.89**	2.27	2.23

The fair value of each option grant is estimated based on the date of grant using an option-pricing model. The following weighted-average assumptions were used in 2001, 2000 and 1999: expected dividend yield ranging from 1.4% to 3.4%; expected volatility ranging from 20.0% to 42.0%; risk-free interest rates ranging from 2.2% to 7.8% and expected life ranging from .1 to 6.6 years.

EMPLOYEE STOCK OWNERSHIP PLAN The Wells Fargo & Company 401(k) Plan (the 401(k) Plan) is a defined contribution employee stock ownership plan (ESOP) under which the 401(k) Plan may borrow money to purchase the Company's common or preferred stock. Beginning in 1994, the Company has loaned money to the 401(k) Plan which has been used to purchase shares of the Company's ESOP Preferred Stock. As ESOP Preferred Stock is released and converted into common shares, compensation expense is recorded equal to the current market price of the common shares. Dividends on the common shares allocated as a result of the release and conversion of the ESOP Preferred Stock are recorded as a reduction of retained earnings and the shares are considered outstanding for purposes of earnings per share computations. Dividends on the unallocated ESOP Preferred Stock are not recorded as a reduction of retained earnings, and the shares are not considered to be common stock equivalents for purposes of earnings per share computations. Loan principal and interest payments are made from the Company's contributions to the 401(k) Plan, along with dividends paid on the ESOP Preferred Stock. With each principal and interest payment, a portion of the ESOP Preferred Stock is released and, after conversion of the ESOP Preferred Stock into common shares, allocated to the 401(k) Plan participants.

Total dividends paid to the 401(k) Plan on ESOP shares were as follows:

(in millions)	Year ended December 31,		
	2001	2000	1999
ESOP Preferred Stock:			
Common dividends	**$15**	$11	$ 7
Preferred dividends	**19**	14	11
1989 ESOP shares:			
Common dividends	**11**	11	11
Total	**$45**	$36	$29

The ESOP shares as of December 31, 2001, 2000 and 1999 were as follows:

	December 31,		
	2001	2000	1999
ESOP Preferred Stock:			
Allocated shares (common)	**17,233,798**	13,716,692	10,784,773
Unreleased shares (preferred)	**145,287**	111,804	69,221
1989 ESOP shares:			
Allocated shares	**9,809,875**	10,988,083	13,016,033
Unreleased shares	**3,042**	39,558	76,070
Fair value of unearned ESOP shares (in millions)	**$145**	$112	$69

Deferred Compensation Plan for Independent Sales Agents WF Deferred Compensation Holdings, Inc. is a non-operating, wholly-owned subsidiary of the Parent formed solely to sponsor a deferred compensation plan for independent sales agents who provide investment, financial and other qualifying services for or with respect to participating affiliates. The plan, which became effective January 1, 2002, allows participants to defer all or part of their eligible compensation payable to them by a participating affiliate. The Parent has fully and unconditionally guaranteed WF Deferred Compensation Holdings, Inc.'s deferred compensation obligations under the plan. Effective January 1, 2002, the H.D. Vest, Inc. Representatives' Deferred Compensation Plan was merged into the plan.

Note 13: Employee Benefits and Other Expenses

Employee Benefits

The Company sponsors noncontributory qualified defined benefit retirement plans including the Cash Balance Plan and the First Security Corporation Retirement Plan. The Cash Balance Plan is an active plan and it covers eligible employees of the Company except certain subsidiaries. The FSCO Retirement Plan is an inactive plan, which provides benefits to eligible employees of First Security. All benefits under the FSCO Retirement Plan were frozen effective December 31, 2000.

Under the Cash Balance Plan, eligible employees' Cash Balance Plan accounts are allocated a compensation credit based on a certain percentage of their certified compensation. The compensation credit percentage is based on age and years of credited service. In addition, participants are allocated at the end of each quarter investment credits on their accumulated balances. Employees become vested in their Cash Balance Plan accounts after completion of five years of vesting service or attainment of age 65, if earlier. Pension benefits accrued prior to the conversion to the Cash Balance Plan are guaranteed. In addition, certain employees are eligible for a special transition benefit comparison.

The Company's policy is to fund the actuarially computed retirement cost accrued for the Cash Balance Plan. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

The Company sponsors defined contribution retirement plans including the 401(k) Plan and the First Security Incentive Savings Plan and Trust (the FSCO 401(k) Plan). Under the 401(k) Plan, eligible employees who have completed one month of service are eligible to contribute up to 18% of their pretax certified compensation, although a lower limit may be applied to certain highly compensated employees in order to maintain the qualified status of the 401(k) Plan. Eligible employees who complete one year of service are eligible for matching company contributions, which are generally a dollar for dollar match up to 6% of an employee's certified compensation. The Company's matching contributions are generally subject to a four-year vesting schedule.

Under the FSCO 401(k) Plan, eligible employees who were 21 or older with one year of service were eligible to contribute up to 17% of their pretax certified compensation, although a lower limit may be applied to certain employees in order to maintain the qualified status of the FSCO 401(k) Plan. Eligible employees were eligible for matching company contributions, which are generally equal to 50% of the first 6% of an employee's certified compensation. The Company's matching contributions were fully vested upon enrollment. The FSCO 401(k) Plan was merged into the Wells Fargo 401(k) Plan effective January 1, 2001.

The Company provides health care and life insurance benefits for certain retired employees and reserves the right to terminate or amend any of the benefits described above at any time.

The following table shows the changes in the benefit obligation and the fair value of plan assets during 2001 and 2000 and the amounts included in the Company's Consolidated Balance Sheet as of December 31, 2001 and 2000 for the Company's defined benefit pension and other postretirement benefit plans:

(in millions)				December 31,
		2001		2000
	Pension benefits	Other benefits	Pension benefits	Other benefits
Change in benefit obligation				
Benefit obligation at beginning of year	$2,656	$ 578	$ 2,503	$ 567
Service cost	161	16	154	16
Interest cost	191	42	186	43
Plan participants' contributions	—	12	—	6
Amendments	(47)	—	—	—
Plan mergers	—	(10)	25	—
Actuarial gain (loss)	165	(28)	(24)	(22)
Benefits paid	(192)	(64)	(176)	(32)
Settlement	—	—	(12)	—
Benefit obligation at end of year	$2,934	$ 546	$ 2,656	$ 578
Change in plan assets				
Fair value of plan assets at beginning of year	$3,270	$ 236	$ 2,867	$ 209
Actual return on plan assets	(331)	(12)	550	26
Plan mergers	—	—	28	—
Employer contribution	14	54	13	27
Plan participants' contributions	—	12	—	6
Benefits paid	(192)	(64)	(176)	(32)
Settlement	—	—	(12)	—
Fair value of plan assets at end of year	$2,761	$ 226	$ 3,270	$ 236
Funded status	$ (175)	$(319)	$ 612	$(336)
Unrecognized net actuarial loss (gain)	228	(23)	(667)	(29)
Unrecognized net transition asset	1	4	(4)	4
Unrecognized prior service cost	(27)	(12)	21	(2)
Accrued benefit income (cost)	$ 27	$(350)	$ (38)	$(363)
Amounts recognized in the balance sheet consist of: (1)				
Prepaid benefit cost	$ 156	$(287)		
Accrued benefit liability	(197)	(63)		
Intangible asset	—	—		
Accumulated other comprehensive income	68	—		
Accrued benefit income (cost)	$ 27	$(350)		

(1) Reconciliation is not provided for 2000 as no minimum liability was recognized in that year.

The following table sets forth the components of net periodic benefit (income) cost for 2001, 2000 and 1999:

(in millions)	Year ended December 31, 2001 Pension benefits	2001 Other benefits	2000 Pension benefits	2000 Other benefits	1999 Pension benefits	1999 Other benefits
Service cost	**$161**	**$ 16**	$ 154	$ 16	$ 120	$ 25
Interest cost	**191**	**42**	186	43	144	35
Expected return on plan assets	**(287)**	**(20)**	(249)	(18)	(200)	(6)
Recognized net actuarial gain [1]	**(112)**	**(2)**	(46)	(1)	(3)	(8)
Amortization of prior service cost	**—**	**(1)**	2	—	3	—
Amortization of unrecognized transition asset	**(1)**	**—**	(2)	—	(2)	—
Settlement	**(1)**	**—**	4	—	—	—
Net periodic benefit (income) cost	**$ (49)**	**$ 35**	$ 49	$ 40	$ 62	$ 46

(1) Net actuarial gain is generally amortized over five years.

The weighted-average assumptions used in calculating the amounts above were:

	Year ended December 31, 2001 Pension benefits	2001 Other benefits	2000 Pension benefits	2000 Other benefits	1999 Pension benefits	1999 Other benefits
Discount rate	**7.5%**	**7.5%**	7.5%	7.5%	7.5-8.0%	7.5-8.0%
Expected return on plan assets	**9.0%**	**9.0%**	9.0%	9.0%	9.0%	9.0%
Rate of compensation increase	**5.0%**	**—%**	4.5-5.0%	—%	4.5-5.0%	—%

Accounting for postretirement health care plans uses a health care cost trend rate to recognize the effect of expected changes in future health care costs due to medical inflation, utilization changes, technological changes, regulatory requirements and Medicare cost shifting. Average annual increases of 8.0% for HMOs and for all other types of coverage in the per capita cost of covered health care benefits were assumed for 2001. By 2006 and thereafter, rates were assumed at 5.5% for HMOs and for all other types of coverage. Increasing the assumed health care trend by one percentage point in each year would increase the benefit obligation as of December 31, 2001 by $43 million and the aggregate of the interest cost and service cost components of the net periodic benefit cost for 2001 by $5 million. Decreasing the assumed health care trend by one percentage point in each year would decrease the benefit obligation as of December 31, 2001 by $39 million and the aggregate of the interest cost and service cost components of the net periodic benefit cost for 2001 by $5 million.

Expenses for defined contribution retirement plans were $206 million, $169 million and $155 million in 2001, 2000 and 1999, respectively.

Other Expenses

The following table shows expenses which exceeded 1% of total interest income and noninterest income and which are not otherwise shown separately in the financial statements or notes thereto.

(in millions)	Year ended December 31, 2001	2000	1999
Outside professional services	**$486**	$447	$381
Contract services	**472**	536	473
Telecommunications	**355**	303	286
Outside data processing	**319**	343	312
Travel and entertainment	**286**	287	262
Advertising and promotion	**276**	316	251
Postage	**242**	252	239

Note 14: Income Taxes

The following is a summary of the components of income tax expense applicable to income before income taxes:

(in millions)	Year ended December 31, 2001	2000	1999
Current:			
Federal	**$2,329**	$ 1,446	$ 628
State and local	**282**	158	46
Foreign	**34**	46	53
	2,645	1,650	727
Deferred:			
Federal	**(518)**	783	1,416
State and local	**(71)**	90	195
	(589)	873	1,611
Total	**$2,056**	$ 2,523	$ 2,338

The Company's tax benefit related to the exercise of employee stock options that was recorded in stockholders' equity was $88 million, $112 million and $88 million for 2001, 2000 and 1999, respectively.

The Company had a net deferred tax liability of $2,614 million and $3,297 million at December 31, 2001 and 2000, respectively. The tax effects of temporary differences that gave rise to significant portions of deferred tax assets and liabilities at December 31, 2001 and 2000 are presented in the table to the right.

The Company has determined that a valuation reserve is not required for any of the deferred tax assets since it is more likely than not that these assets will be realized principally through carryback to taxable income in prior years, and future reversals of existing taxable temporary differences, and, to a lesser extent, future taxable income and tax planning strategies. The Company's conclusion that it is

(in millions)	Year ended December 31, 2001	2000
Deferred Tax Assets		
Allowance for loan losses	**$ 1,429**	$ 1,414
Net tax-deferred expenses	**907**	747
Other	**168**	63
Total deferred tax assets	**2,504**	2,224
Deferred Tax Liabilities		
Core deposit intangible	**338**	376
Leasing	**2,061**	1,853
Mark to market	**307**	712
Mortgage servicing	**1,838**	1,799
FAS 115 adjustment	**312**	295
FAS 133 adjustment	**162**	—
Other	**100**	486
Total deferred tax liabilities	**5,118**	5,521
Net Deferred Tax Liability	**$(2,614)**	$(3,297)

"more likely than not" that the deferred tax assets will be realized is based on federal taxable income in excess of $10 billion in the carryback period, substantial state taxable income in the carryback period, as well as a history of growth in earnings and the prospects for continued earnings growth.

The deferred tax liability related to 2001, 2000 or 1999 unrealized gains and losses on securities available for sale along with the deferred tax liability related to derivatives and hedging activities for 2001, had no impact on income tax expense as these gains and losses, net of taxes, were recorded in cumulative other comprehensive income.

The table below is a reconciliation of the statutory federal income tax expense and rate to the effective income tax expense and rate:

(in millions)	Year ended December 31, 2001		2000		1999	
	Amount	**%**	Amount	%	Amount	%
Statutory federal income tax expense and rate	**$1,918**	**35.0%**	$ 2,292	35.0%	$ 2,222	35.0%
Change in tax rate resulting from:						
State and local taxes on income, net of federal income tax benefit	**137**	**2.5**	161	2.5	158	2.5
Amortization of goodwill not deductible for tax return purposes	**196**	**3.6**	165	2.5	133	2.1
Tax-exempt income	**(87)**	**(1.6)**	(76)	(1.2)	(71)	(1.1)
Other	**(108)**	**(2.0)**	(19)	(.3)	(104)	(1.7)
Effective income tax expense and rate	**$2,056**	**37.5%**	$ 2,523	38.5%	$2,338	36.8%

Note 15: Earnings Per Common Share

The table below shows dual presentation of earnings per common share and diluted earnings per common share and a reconciliation of the numerator and denominator of both earnings per common share calculations.

(in millions, except per share amounts)		Year ended December 31,	
	2001	2000	1999
Net income	**$ 3,423**	$ 4,026	$ 4,012
Less: Preferred stock dividends	**14**	17	35
Net income applicable to common stock	**$ 3,409**	$ 4,009	$ 3,977
EARNINGS PER COMMON SHARE			
Net income applicable to common stock (numerator)	**$ 3,409**	$ 4,009	$ 3,977
Average common shares outstanding (denominator)	**1,709.5**	1,699.5	1,714.0
Per share	**$ 1.99**	$ 2.36	$ 2.32
DILUTED EARNINGS PER COMMON SHARE			
Net income applicable to common stock (numerator)	**$ 3,409**	$ 4,009	$ 3,977
Average common shares outstanding	**1,709.5**	1,699.5	1,714.0
Add: Stock options	**16.8**	17.7	19.7
Restricted share rights	**.6**	1.2	1.6
Convertible preferred	**—**	—	.1
Diluted average common shares outstanding (denominator)	**1,726.9**	1,718.4	1,735.4
Per share	**$ 1.97**	$ 2.33	$ 2.29

Note 16: Other Comprehensive Income

The following table presents the components of other comprehensive income and the related tax effect allocated to each component:

(in millions)	Before tax amount	Tax effect	Net of tax
1999:			
Translation adjustments	$ 6	$ 2	$ 4
Net unrealized gains on securities available for sale arising during the year	205	78	127
Reclassification of net losses on securities available for sale included in net income	219	83	136
Net unrealized gains on securities available for sale arising during the year	424	161	263
Other comprehensive income	$ 430	$ 163	$ 267
2000:			
Translation adjustments	$ (3)	$ (1)	$ (2)
Net unrealized losses on securities available for sale arising during the year	(232)	(88)	(144)
Reclassification of net gains on securities available for sale included in net income	(145)	(55)	(90)
Net unrealized losses on securities available for sale arising during the year	(377)	(143)	(234)
Other comprehensive income	$ (380)	$ (144)	$ (236)
2001:			
Translation adjustments	$ (5)	$ (2)	$ (3)
Minimum pension liability adjustment	(68)	(26)	(42)
Net unrealized losses on securities available for sale arising during the year	(574)	(211)	(363)
Reclassification of net losses on securities available for sale included in net income	601	228	373
Net unrealized gains on securities available for sale arising during the year	27	17	10
Cumulative effect of the change in accounting principle for derivatives and hedging activities	109	38	71
Net unrealized gains on derivatives and hedging activities arising during the year	196	80	116
Reclassification of net losses on cash flow hedges included in net income	120	44	76
Net unrealized gains on derivatives and hedging activities arising during the year	316	124	192
Other comprehensive income	$ 379	$ 151	$ 228

The following table presents cumulative other comprehensive income balances:

(in millions)	Translation adjustments	Minimum pension liability adjustment	Net unrealized gains (losses) on securities	Net unrealized gains on derivatives	Cumulative other comprehensive income
Balance, December 31, 1998	$(14)	$ —	$ 507	$ —	$493
Net change	4	—	263	—	267
Balance, December 31, 1999	(10)	—	770	—	760
Net change	(2)	—	(234)	—	(236)
Balance, December 31, 2000	(12)	—	536	—	524
Net change	(3)	(42)	10	263	228
Balance, December 31, 2001	$(15)	$(42)	$546	$263	$752

Note 17: Operating Segments

The Company has identified three lines of business for the purposes of management reporting: Community Banking, Wholesale Banking and Wells Fargo Financial. The results are determined based on the Company's management accounting process, which assigns balance sheet and income statement items to each responsible operating segment. This process is dynamic and somewhat subjective. Wells Fargo Home Mortgage activities are included in the Community Banking Group due to the integration of Home Mortgage into Community Banking and the reorganization of Wells Fargo Home Mortgage as a subsidiary of Wells Fargo Bank, N.A. In 2001, there were various reorganizations resulting in the integration into Wholesale Banking from Community Banking of certain units of First Security, certain Community Banking Offices that were reorganized as Regional Commercial Banking Offices, the Insurance Group and Correspondent Banking. Unlike financial accounting, there is no comprehensive, authoritative guidance for management accounting equivalent to generally accepted accounting principles. The management accounting process measures the performance of the operating segments based on the management structure of the Company and is not necessarily comparable with similar information for any other financial services company. The Company's operating segments are defined by product type and customer segments. Changes in management structure and/or the allocation process may result in changes in allocations, transfers and assignments. In that case, results for prior periods would be (and have been) restated to allow comparability.

The Community Banking Group offers a complete line of diversified financial products and services to individual consumers and small businesses with annual sales up to $10 million in which the owner is also the principal financial decision maker. Community Banking also offers investment management and other services to retail customers and high net worth individuals, insurance and securities brokerage through affiliates and venture capital financing. These products and services include *Wells Fargo Funds*SM, a family of mutual funds, as well as personal trust, employee benefit trust and agency assets. Loan products include lines of credit, equity lines and loans, equipment and transportation (auto, recreational vehicle and marine) loans, origination and purchase of residential mortgage loans for sale to investors and servicing of mortgage loans. Other credit products and financial services available to small businesses and their owners include receivables and inventory financing, equipment leases, real estate financing, Small Business Administration financing, cash management, payroll services, retirement plans, medical savings accounts and credit and debit card processing. Consumer and business deposit products include checking accounts, savings deposits, market rate accounts, Individual Retirement Accounts (IRAs) and time deposits.

Community Banking provides access to customers through a wide range of channels, which encompass a network of traditional banking stores, banking centers, in-store banking centers, business centers and ATMs. Additionally, 24-hour telephone service is provided by *PhoneBank*SM centers and the National Business Banking Center. Online banking services include the Wells Fargo Internet Services Group and *Business Gateway*®, a personal computer banking service exclusively for the small business customer.

The Wholesale Banking Group serves businesses with annual sales in excess of $10 million across the United States. Wholesale Banking provides a complete line of commercial, corporate and real estate banking products and services. These include traditional commercial loans and lines of credit, letters of credit, asset-based lending, equipment leasing, mezzanine financing, high yield debt, international trade facilities, foreign exchange services, treasury management, investment management, institutional fixed income and equity sales, electronic products, insurance and insurance brokerage services, and investment banking services. Wholesale Banking includes the majority ownership interest in the Wells Fargo HSBC Trade Bank, which provides trade financing, letters of credit and collection services and is sometimes supported by the Export-Import Bank of the United States (a public agency of the United States offering export finance support for American-made products). Wholesale Banking also supports the commercial real estate market with products and services such as construction loans for commercial and residential development, land acquisition and development loans, secured and unsecured lines of credit, interim financing arrangements for completed structures, rehabilitation loans, affordable housing loans and letters of credit, permanent loans for securitization, commercial real estate loan servicing and real estate and mortgage brokerage services.

Wells Fargo Financial includes consumer finance and auto finance operations. Consumer finance operations make direct loans to consumers and purchase sales finance contracts from retail merchants from offices throughout the United States and Canada and in the Caribbean and Latin America. Automobile finance operations specialize in purchasing sales finance contracts directly from automobile dealers and making loans secured by automobiles in the United States and Puerto Rico. Credit cards are offered to consumer finance customers through two credit card banks. Wells Fargo Financial also provides lease and other commercial financing and provides information services to the consumer finance industry.

The Reconciliation Column includes unallocated goodwill, the net impact of transfer pricing loan and deposit balances, the cost of external debt, and any residual effects of unallocated systems and other support groups. It also includes the impact of asset/liability strategies the Company has put in place to manage interest rate sensitivity at the consolidated level.

(income/expense in millions, average balances in billions)	Community Banking	Wholesale Banking	Wells Fargo Financial	Reconciliation Column [4]	Consolidated Company
2001					
Net interest income [1]	$8,910	$1,969	$1,679	$ (98)	$12,460
Provision for loan losses	1,015	278	487	—	1,780
Noninterest income	5,189	2,113	371	17	7,690
Noninterest expense	9,118	2,345	1,096	332	12,891
Income (loss) before income tax expense (benefit)	3,966	1,459	467	(413)	5,479
Income tax expense (benefit) [2]	1,398	531	179	(52)	2,056
Net income (loss)	2,568	928	288	(361)	3,423
Less: Impairment and other special charges (after tax) [3]	(1,089)	(62)	—	(6)	(1,157)
Net income (loss) excluding impairment and other special charges	$3,657	$ 990	$ 288	$ (355)	$ 4,580
2000					
Net interest income [1]	$ 7,586	$ 1,949	$ 1,424	$ (94)	$ 10,865
Provision for loan losses	849	151	329	—	1,329
Noninterest income	6,685	1,768	304	86	8,843
Noninterest expense	8,542	1,946	986	356	11,830
Income (loss) before income tax expense (benefit)	4,880	1,620	413	(364)	6,549
Income tax expense (benefit) [2]	1,774	613	155	(19)	2,523
Net income (loss)	$ 3,106	$ 1,007	$ 258	$ (345)	$ 4,026
1999					
Net interest income [1]	$ 7,479	$ 1,403	$ 1,314	$ (80)	$ 10,116
Provision for loan losses	712	102	288	2	1,104
Noninterest income	6,371	1,194	311	99	7,975
Noninterest expense	8,194	1,154	952	337	10,637
Income (loss) before income tax expense (benefit)	4,944	1,341	385	(320)	6,350
Income tax expense (benefit) [2]	1,700	500	142	(4)	2,338
Net income (loss)	$ 3,244	$ 841	$ 243	$ (316)	$ 4,012
2001					
Average loans	$ 100	$ 50	$ 13	$ —	$ 163
Average assets	198	66	15	6	285
Average core deposits	152	16	—	—	168
2000					
Average loans	$ 89	$ 46	$ 11	$ —	$ 146
Average assets	173	58	12	7	250
Average core deposits	131	15	—	—	146

(1) Net interest income is the difference between actual interest earned on assets (and interest paid on liabilities) owned by a group and a funding charge (and credit) based on the Company's cost of funds. Community Banking and Wholesale Banking are charged a cost to fund any assets (e.g., loans) and are paid a funding credit for any funds provided (e.g., deposits). The interest spread is the difference between the interest rate earned on an asset or paid on a liability and the Company's cost of funds rate.

(2) Taxes vary by geographic concentration of revenue generation. Taxes as presented may differ from the consolidated Company's effective tax rate as a result of taxable-equivalent adjustments that primarily relate to income on certain loans and securities that is exempt from federal and applicable state income taxes. The offsets for these adjustments are found in the reconciliation column.

(3) Non-cash impairment and other special charges recognized in the second quarter of 2001, which are included in noninterest income, mainly related to impairment of publicly traded and private equity securities, primarily in the venture capital portfolio.

(4) The material items in the reconciliation column related to revenue (i.e., net interest income plus noninterest income) and net income consist of Treasury activities and unallocated items. Revenue includes Treasury activities of $14 million, $63 million and $83 million; and unallocated items of $(95) million, $(71) million, and $(64) million for 2001, 2000 and 1999, respectively. Net income includes Treasury activities of $6 million, $38 million and $51 million; and unallocated items of $(367) million, $(383) million and $(367) million for 2001, 2000 and 1999, respectively. The material item in the reconciliation column related to noninterest expense is amortization of unallocated goodwill of $329 million, $327 million and $318 million for 2001, 2000 and 1999, respectively. The material item in the reconciliation column related to average assets is unallocated goodwill of $6 billion and $7 billion for 2001 and 2000, respectively.

Note 18: Securitizations

The Company routinely originates, securitizes and sells mortgage loans and, from time to time, other financial assets, including student loans, auto receivables and securities, into the secondary market. As a result of this process, the Company typically retains the servicing rights and may retain other beneficial interests from the sales. These securitizations are usually structured without recourse to the Company and without restrictions on the retained interest. The retained interests do not contain significant credit risks. The Company recognized gains from sales of financial assets in securitizations of $623 million in 2001, compared with $298 million in 2000. Additionally, the Company had the following cash flows with securitization trusts:

(in millions)	Year ended December 31,			
	2001		2000	
	Residential mortgage loans	Other financial assets	Residential mortgage loans	Other financial assets
Proceeds from new securitizations	$16,410	$3,024	$4,397	$4,540
Servicing fees	65	42	58	34
Cash flows on interest-only strips	144	112	115	112

In the normal course of creating securities for investors, the Company may sponsor the special purpose entities which hold, for the benefit of the investors, the loans or leases that are the source of payment to the investors. Those special purpose entities are consolidated unless they meet the criteria for a qualifying special purpose entity in accordance with FASB Statement No. 140 (FAS 140), *Accounting for the Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*, or they have a substantial residual equity investment by an unaffiliated entity and the Company does not retain a controlling interest as a result of the Company's ownership of residual equity.

Note 19: Mortgage Banking Activities

Mortgage banking activities, included in the Community Banking and Wholesale Banking operating segments, comprise residential and commercial mortgage originations and servicing. The following table presents the components of mortgage banking noninterest income:

(in millions)	Year ended December 31,		
	2001	2000	1999
Origination and other closing fees	**$ 737**	$ 350	$ 406
Servicing fees, net of amortization and impairment	**(260)**	665	404
Net gains on securities available for sale	**134**	—	—
Net gains on sales of mortgage servicing rights	—	159	193
Net gains on mortgage loan origination/sales activities	**705**	38	117
All other	**355**	232	287
Total mortgage banking noninterest income	**$1,671**	$1,444	$1,407

The managed servicing portfolio totaled $514 billion at December 31, 2001, $468 billion at December 31, 2000 and $308 billion at December 31, 1999, which included loans subserviced for others of $63 billion, $85 billion and $9 billion, respectively.

The following table summarizes the changes in capitalized mortgage loan servicing rights:

(in millions)	Year ended December 31,		
	2001	2000	1999
Balance, beginning of year	**$5,609**	$ 4,652	$3,294
Originations	**1,883**	702	1,110
Purchases	**962**	1,212	695
Sales	—	(58)	(172)
Amortization	**(914)**	(554)	(721)
Other (includes changes in mortgage servicing rights due to hedging)	**(175)**	(345)	446
	7,365	5,609	4,652
Less: Valuation allowance	**1,124**	—	—
Balance, end of year	**$6,241**	$ 5,609	$4,652

The key economic assumptions used in determining the fair value of mortgage servicing rights and other retained interests related to residential mortgage loan securitizations at the date of securitization resulting from securitizations completed in 2001 and 2000 were as follows:

	Mortgage servicing rights		Other retained interests	
	2001	2000	2001	2000
Prepayment speed (annual CPR) [1]	13.41%	12.8%	16.41%	10.2%
Weighted average life (in years)	7.1	7.9	6.1	8.2
Discount rates [1]	8.9%	10.6%	11.2%	12.0%

CPR – Constant prepayment rate

(1) Discount rates and prepayment speeds represent weighted averages for all retained interests resulting from residential mortgage securitizations completed in 2001 and 2000.

At December 31, 2001, key economic assumptions and the sensitivity of the current fair value of mortgage servicing rights, both purchased and retained, and other retained interests related to residential mortgage loan securitizations to immediate 10% and 25% adverse changes in those assumptions are presented in the table to the right.

These sensitivities are hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in the assumption to the change in fair value may not be linear. Also, in the above table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated independently without changing any other assumption. In reality, changes in one factor may result in changes in another (for example, changes in prepayment speed estimates could result in changes in the discount rates), which might magnify or counteract the sensitivities.

(in millions)	Mortgage servicing rights	Other retained interests
Fair value of retained interests	$6,397	$1,470
Expected weighted average life (in years)	5.6	5.3
Prepayment speed assumption (annual CPR)	16.5%	15.9%
Decrease in fair value from 10% adverse change	$333	$86
Decrease in fair value from 25% adverse change	772	199
Discount rate assumption	7.41%	7.41%
Decrease in fair value from 100 basis point adverse change	$270	$59
Decrease in fair value from 200 basis point adverse change	504	108

Not included in the table above are mortgage servicing rights, both purchased and retained, with a fair value of $14 million and other retained interests with a fair value of $150 million related to commercial mortgage loan securitizations and other retained interests of $325 million related to securitizations of student loans, auto receivables and securities.

Note 20: Parent Company

Condensed financial information of the Parent follows. For information regarding the Parent's long-term debt, see Note 9.

Condensed Statement of Income

(in millions)	Year ended December 31,		
	2001	2000	1999
INCOME			
Dividends from subsidiaries:			
Bank	**$2,360**	$2,318	$2,378
Nonbank	**218**	1,139	153
Interest income from subsidiaries	**566**	701	616
Service fees from subsidiaries	**49**	45	104
Other income	**180**	369	95
Total income	**3,373**	4,572	3,346
EXPENSE			
Interest on:			
Short-term borrowings	**305**	464	350
Long-term debt	**691**	739	514
Noninterest expense	**148**	116	380
Total expense	**1,144**	1,319	1,244
Income before income tax benefit and undistributed income of subsidiaries	**2,229**	3,253	2,102
Income tax benefit (expense)	**230**	114	(161)
Equity in undistributed income of subsidiaries	**964**	659	2,071
NET INCOME	**$3,423**	$4,026	$4,012

Condensed Balance Sheet

(in millions)	December 31, 2001	2000
ASSETS		
Cash and noninterest-bearing balances due from:		
Subsidiary banks	$ 2	$ —
Non-affiliates	74	50
Interest-bearing balances due from subsidiary banks	2,834	1,759
Securities available for sale	1,531	1,982
Loans and advances to subsidiaries:		
Bank	200	200
Nonbank	10,439	10,862
Investment in subsidiaries (1):		
Bank	28,741	26,386
Nonbank	4,781	4,845
Other assets	2,326	1,257
Total assets	$50,928	$ 47,341
LIABILITIES AND STOCKHOLDERS' EQUITY		
Short-term borrowings	$ 4,969	$ 5,848
Other liabilities	1,086	900
Long-term debt	14,456	12,994
Indebtedness to subsidiaries	1,657	1,111
Guaranteed preferred beneficial interests in Company's subordinated debentures	1,546	—
Stockholders' equity	27,214	26,488
Total liabilities and stockholders' equity	$50,928	$ 47,341

(1) The double leverage ratio, which represents the ratio of the Parent's total equity investment in subsidiaries to its total stockholders' equity, was 123% and 118% at December 31, 2001 and 2000, respectively.

Condensed Statement of Cash Flows

(in millions)	Year ended December 31, 2001	2000	1999
Cash flows from operating activities:			
Net income	$3,423	$4,026	$4,012
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed income of subsidiaries	(964)	(659)	(2,071)
Depreciation and amortization	19	18	26
Release of preferred shares to ESOP	159	127	86
Other assets, net	(848)	295	114
Accrued expenses and other liabilities	143	(127)	536
Net cash provided by operating activities	1,932	3,680	2,703
Cash flows from investing activities:			
Securities available for sale:			
Proceeds from sales	626	739	348
Proceeds from prepayments and maturities	85	112	120
Purchases	(462)	(1,067)	(872)
Net advances to nonbank subsidiaries	(722)	(2,499)	724
Principal collected on notes/loans of subsidiaries	1,304	1,487	1,108
Capital notes and term loans made to subsidiaries	(159)	(2,007)	(505)
Net increase in investment in subsidiaries	(979)	(1,804)	(1,003)
Net cash used by investing activities	(307)	(5,039)	(80)
Cash flows from financing activities:			
Net (decrease) increase in short-term borrowings and indebtedness to subsidiaries	(331)	(743)	1,059
Proceeds from issuance of long-term debt	4,527	6,590	6,574
Repayment of long-term debt	(3,066)	(4,400)	(1,780)
Proceeds from issuance of guaranteed preferred beneficial interests in Company's subordinated debentures	1,546	—	—
Proceeds from issuance of common stock	484	422	517
Repurchases of common stock	(1,760)	(3,235)	(2,122)
Preferred stock redeemed	(200)	—	—
Net decrease in ESOP loans	—	—	2
Payment of cash dividends	(1,724)	(1,586)	(1,436)
Net cash (used) provided by financing activities	(524)	(2,952)	2,814
Net change in cash and cash equivalents	1,101	(4,311)	5,437
Cash and cash equivalents at beginning of year	1,809	6,120	683
Cash and cash equivalents at end of year	$2,910	$1,809	$ 6,120

Note 21: Legal Actions

In the normal course of business, the Company is at all times subject to numerous pending and threatened legal actions, some for which the relief or damages sought are substantial. After reviewing pending and threatened actions with counsel, management believes that the outcome of such actions will not have a material adverse effect on the results of operations or stockholders' equity of the Company. The Company is not able to predict whether the outcome of such actions may or may not have a material adverse effect on results of operations in a particular future period as the timing and amount of any resolution of such actions and its relationship to the future results of operations are not known.

Note 22: Risk-Based Capital

The Company and each of the subsidiary banks are subject to various regulatory capital adequacy requirements administered by the FRB and the OCC, respectively. The Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) required that the federal regulatory agencies adopt regulations defining five capital tiers for banks: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements.

Quantitative measures, established by the regulators to ensure capital adequacy, require that the Company and each of the subsidiary banks maintain minimum ratios (set forth in the table on the following page) of capital to risk-weighted assets. There are three categories of capital under the guidelines. Tier 1 capital includes common stockholders' equity, qualifying preferred stock and trust preferred securities, less goodwill and certain other deductions (including the unrealized net gains and losses, after applicable taxes, on securities available for sale carried at fair value). Tier 2 capital includes preferred stock not qualifying as Tier 1 capital, subordinated debt, the allowance for loan losses and net unrealized gains on marketable equity securities, subject to limitations by the guidelines. Tier 2 capital is limited to the amount of Tier 1 capital (i.e., at least half of the total capital must be in the form of Tier 1 capital). Tier 3 capital includes certain qualifying unsecured subordinated debt.

Under the guidelines, capital is compared to the relative risk related to the balance sheet. To derive the risk included in the balance sheet, one of four risk weights (0%, 20%, 50% and 100%) is applied to the different balance sheet and off-balance sheet assets, primarily based on the relative credit risk of the counterparty. For example, claims guaranteed by the U.S. government or one of its agencies are risk-weighted at 0%. Off-balance sheet items, such as loan commitments and derivative financial instruments, are also applied a risk weight after calculating balance sheet equivalent amounts. One of four credit conversion factors (0%, 20%, 50% and 100%) is assigned to loan commitments based on the likelihood of the off-balance sheet item becoming an asset. For example, certain loan commitments are converted at 50% and then risk-weighted at 100%. Derivative financial instruments are converted to balance sheet equivalents based on notional values, replacement costs and remaining contractual terms. (See Notes 5 and 23 for further discussion of off-balance sheet items.) The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Management believes that, as of December 31, 2001, the Company and each of the covered subsidiary banks met all capital adequacy requirements to which they are subject.

Under the FDICIA prompt corrective action provisions applicable to banks, the most recent notification from the OCC categorized each of the covered subsidiary banks as well capitalized. To be categorized as well capitalized, the institution must maintain a total risk-based capital ratio as set forth in the following table and not be subject to a capital directive order. There are no conditions or events since that notification that management believes have changed the risk-based capital category of any of the covered subsidiary banks.

(in billions)	Actual		For capital adequacy purposes		To be well capitalized under the FDICIA prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2001:						
Total capital (to risk-weighted assets)						
Wells Fargo & Company	$27.3	10.45%	≥$20.9	≥8.00%		
Wells Fargo Bank, N.A.	15.7	11.79	≥ 10.7	≥8.00	≥$13.3	≥10.00%
Wells Fargo Bank Minnesota, N.A.	3.3	11.14	≥ 2.4	≥8.00	≥ 3.0	≥10.00
Tier 1 capital (to risk-weighted assets)						
Wells Fargo & Company	$18.2	6.99%	≥$10.4	≥4.00%		
Wells Fargo Bank, N.A.	9.5	7.16	≥ 5.3	≥4.00	≥$ 8.0	≥ 6.00%
Wells Fargo Bank Minnesota, N.A.	3.0	10.19	≥ 1.2	≥4.00	≥ 1.8	≥ 6.00
Tier 1 capital (to average assets) (Leverage ratio)						
Wells Fargo & Company	$18.2	6.25%	≥$11.7	≥4.00%(1)		
Wells Fargo Bank, N.A.	9.5	7.31	≥ 5.2	≥4.00 (1)	≥$ 6.5	≥ 5.00%
Wells Fargo Bank Minnesota, N.A.	3.0	5.99	≥ 2.0	≥4.00 (1)	≥ 2.5	≥ 5.00

(1) The leverage ratio consists of Tier 1 capital divided by quarterly average total assets, excluding goodwill and certain other items. The minimum leverage ratio guideline is 3% for banking organizations that do not anticipate significant growth and that have well-diversified risk, excellent asset quality, high liquidity, good earnings, effective management and monitoring of market risk and, in general, are considered top-rated, strong banking organizations.

Note 23: Derivative Financial Instruments

The Company adopted FAS 133 on January 1, 2001. The effect on net income from the adoption was an increase of $13 million (after tax). The pretax amount of $22 million was recorded as a component of other noninterest income. In accordance with the transition provisions of FAS 133, the Company recorded a transition adjustment of $71 million, net of tax, (increase in equity) in other comprehensive income in a manner similar to a cumulative effect of a change in accounting principle. The transition adjustment was the initial amount necessary to adjust the carrying values of certain derivative instruments (that qualified as cash flow hedges) to fair value to the extent that the related hedge transactions had not yet been recognized.

The Company maintains an overall interest rate risk management strategy that incorporates the use of derivative instruments to minimize significant unplanned fluctuations in earnings, fair values of assets and liabilities, and cash flows caused by interest rate volatility. The Company's interest rate risk management strategy involves modifying the repricing characteristics of certain assets and liabilities so that changes in interest rates do not have a significant adverse effect on the net interest margin and cash flows. As a result of interest rate fluctuations, hedged assets and liabilities will appreciate or depreciate in market value. In a fair value hedging strategy, the effect of this unrealized appreciation or depreciation will generally be offset by income or loss on the derivative instruments that are linked to the hedged assets and liabilities. In a cash flow hedging strategy, the variability of cash payments due to interest rate fluctuations is managed by the effective use of derivative instruments that are linked to hedged assets and liabilities.

Derivative instruments that the Company uses as part of its interest rate risk management strategy include interest rate swaps and floors, interest rate futures and forward contracts, and options. The Company also offers various derivative contracts, which include interest rate, commodity and foreign exchange contracts to its customers but usually offsets such contracts by purchasing other financial contracts. The customer accommodations are treated as free-standing derivatives held for trading. The free-standing derivative instruments also include derivative transactions entered into for risk management purposes that do not otherwise qualify for hedge accounting. To a lesser extent, the Company takes positions based on market expectations or to benefit from price differentials between financial instruments and markets.

By using derivative instruments, the Company is exposed to credit risk in the event of nonperformance by counterparties to financial instruments. If a counterparty fails to perform, credit risk is equal to the fair value gain in a derivative. The Company minimizes the credit risk through credit approvals, limits and monitoring procedures. Credit risk related to derivative contracts is considered and, if material, provided for separately. As the Company generally enters into transactions only with counterparties that carry quality credit ratings, losses associated with counterparty nonperformance on derivative contracts have been immaterial. Further, the Company obtains collateral where appropriate and uses master netting arrangements in accordance with FASB Interpretation No. 39, *Offsetting of Amounts Related to Certain Contracts*, as amended by FASB

Interpretation No. 41, *Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements*.

The Company's derivative activities are monitored by the Asset/Liability Committee. The Company's Treasury function, which includes asset/liability management, is responsible for implementing various hedging strategies that are developed through its analysis of data from financial models and other internal and industry sources. The resulting hedging strategies are then incorporated into the Company's overall interest rate risk management and trading strategies.

Fair Value Hedges

The Company enters into interest rate swaps to convert a majority of its fixed-rate long-term debt to floating-rate debt. The decisions to convert fixed-rate debt to floating takes into consideration the asset/liability repricing characteristics, the desired asset/liability sensitivity and current level of interest rates. Additionally, the Company enters into a combination of derivative instruments (futures, floors, forwards, swaps and options) to hedge changes in fair value of its mortgage servicing rights as it relates to changes in London Interbank Offered Rate (LIBOR) interest rates and changes in the credit risk. In determining the portion of mortgage servicing rights to hedge, the Company takes into account natural offsets from the mortgage loan production franchise.

The Company recognized a net gain of $11 million for 2001, as an offset to interest expense, representing the ineffective portion of fair value hedges of long-term debt. For long-term debt, in some instances all components of each derivative instrument's gain or loss are included in the assessment of hedge effectiveness, whereas, in other instances, only the benchmark interest rate is included in the assessment of hedge effectiveness. Additionally, for 2001, the Company recognized a net gain of $521 million in noninterest income, which represents the ineffective portion of all fair value hedges of mortgage servicing rights. For mortgage servicing rights, all components of each derivative instrument's gain or loss are included in the measurement of hedge ineffectiveness, as reflected in the statement of income, while the time decay and the volatility components of an option's change in value are excluded from the assessment of hedge effectiveness. As of December 31, 2001, all designated hedges continued to qualify as fair value hedges.

Cash Flow Hedges

The Company enters into interest rate swaps and floors to convert floating-rate loans to fixed rates. The loans are typically grouped by the same risk exposure for which they are being hedged. Specific types of loans and amounts that are hedged are determined based on prevailing market conditions, the asset/liability mix of the Company and the current shape of the yield curve. Additionally, to hedge the forecasted sale of its mortgage loans, the Company enters into futures contracts and mandatory forward contracts, including options on futures and forward contracts.

For 2001, the Company recognized a net loss of $120 million, which represents the total ineffectiveness of all cash flow hedges. Gains and losses on derivative contracts that are reclassified from cumulative other comprehensive income to current period earnings are included in the line item in which the hedged item's effect in earnings is recorded. All components of each derivative instrument's gain or loss are included in the assessment of hedge effectiveness, except for derivative instruments hedging commercial loans indexed to LIBOR, where only the benchmark interest rate is included in the assessment of hedge effectiveness. For the period ended December 31, 2001, all designated hedges continued to qualify as cash flow hedges. Further, all designated forecasted transactions remain probable of occurring.

As of December 31, 2001, $110 million of deferred net gains on derivative instruments included in other comprehensive income are expected to be reclassified to net income during the next twelve months. The maximum term over which the Company is hedging its exposure to the variability of future cash flows for all forecasted transactions, excluding those related to payments of variable interest in existing financial instruments, is ten years for hedges converting floating-rate loans to fixed and one year for hedges of forecasted sales of mortgage loans.

Free-Standing Derivative Instruments

The Company enters into various derivative contracts which primarily focus on providing derivative products to customers. To a lesser extent, the Company takes positions based on market expectations or to benefit from price differentials between financial instruments and markets. These derivative contracts are not linked to specific assets and liabilities on the balance sheet or to forecasted transactions and, therefore, do not qualify for hedge accounting.

Interest rate lock commitments issued on residential mortgage loans intended to be held for resale are considered free-standing derivative instruments. The interest rate exposure on these commitments is economically hedged primarily with options and forwards. The commitments and free-standing derivative instruments are marked to market and recorded as a component of mortgage banking noninterest income in the statement of income.

Derivative instruments utilized by the Company and classified as free-standing instruments include interest rate swaps, futures, forwards, floors and caps purchased and written, options purchased and written, and warrants.

The following table summarizes the aggregate notional or contractual amounts, credit risk amount and estimated net fair value for the Company's derivative financial instruments at December 31, 2001 and 2000.

(in millions)						December 31,
			2001			2000
	Notional or contractual amount	**Credit risk amount[3]**	**Estimated net fair value**	Notional or contractual amount	Credit risk amount[3]	Estimated net fair value
ASSET/LIABILITY MANAGEMENT HEDGES						
Interest rate contracts:						
Swaps [1]	**$ 27,868**	**$1,594**	**$1,559**	$25,817	$391	$368
Futures	**264**	**—**	**—**	71,484	—	141
Floors and caps [1]	**500**	**27**	**27**	20,139	191	191
Options [1][2][4]	**499,430**	**286**	**184**	20,620	275	267
Forwards [1]	**113,620**	**290**	**(263)**	21,392	69	(93)
Foreign exchange contracts:						
Forwards [1]	**—**	**—**	**—**	72	—	(2)
CUSTOMER ACCOMMODATIONS AND TRADING						
Interest rate contracts:						
Swaps [1]	**68,332**	**1,657**	**148**	40,934	635	58
Futures	**22,762**	**—**	**—**	17,890	—	—
Floors and caps purchased [1]	**24,255**	**440**	**440**	14,196	107	107
Floors and caps written	**24,309**	**—**	**(385)**	15,310	—	(76)
Options purchased [1]	**2,435**	**18**	**18**	1,205	12	12
Options written	**23,117**	**—**	**(162)**	71	—	(3)
Forwards [1]	**41,837**	**248**	**173**	150	2	(1)
Commodity contracts:						
Swaps [1]	**66**	**10**	**1**	167	57	1
Floors and caps purchased [1]	**104**	**8**	**8**	58	8	8
Floors and caps written	**105**	**—**	**(8)**	57	—	(8)
Equity contracts:						
Swaps	**3,464**	**13**	**(1)**	—	—	—
Options purchased	**704**	**33**	**33**	—	—	—
Options written	**529**	**—**	**(29)**	—	—	—
Foreign exchange contracts:						
Forwards [1]	**8,968**	**227**	**65**	7,283	150	31
Options purchased [1]	**275**	**18**	**18**	42	1	1
Options written	**260**	**—**	**(17)**	42	—	(1)

(1) The Company anticipates performance by substantially all of the counterparties for these contracts or the underlying financial instruments.
(2) At December 31, 2001, the purchased option contracts were predominantly options on futures contracts, which are exchange traded for which the exchange assumes counterparty risk.
(3) Credit risk amounts reflect the replacement cost for those contracts in a gain position in the event of nonperformance by counterparties.
(4) Includes purchased options with notional or contractual amounts, credit risk amounts and estimated net fair value of $263,617 million, $286 million, and $286 million, respectively, at December 31, 2001. Includes written options with notional or contractual amounts, credit risk amounts and estimated net fair values of $235,813 million, nil and $(102) million, respectively, at December 31, 2001.

Note 24: Fair Value of Financial Instruments

FAS 107, *Disclosures about Fair Value of Financial Instruments*, requires that the Company disclose estimated fair values for its financial instruments. Fair value estimates, methods and assumptions set forth below for the Company's financial instruments are made solely to comply with the requirements of this Statement and should be read in conjunction with the financial statements and notes in this Annual Report. The carrying amounts in the table on page 96 are recorded in the Consolidated Balance Sheet under the indicated captions, except for the derivative financial instruments which are recorded in other assets.

Fair values are based on estimates or calculations using present value techniques in instances where quoted market prices are not available. Because broadly traded markets do not exist for most of the Company's financial instruments, the fair value calculations attempt to incorporate the effect of current market conditions at a specific time. Fair valuations are management's estimates of the values, and they are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the financial instruments and other such factors. These calculations are subjective in nature, involve uncertainties and matters of significant judgment and do not include tax ramifications; therefore, the results cannot be determined with precision, substantiated by comparison to independent markets and may not be realized in an actual sale or immediate settlement of the instruments. There may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results. The Company has not included certain material items in its disclosure, such as the value of the long-term relationships with the Company's deposit, credit card and trust customers, since these intangibles are not financial instruments. For all of these reasons, the aggregation of the fair value calculations presented herein do not represent, and should not be construed to represent, the underlying value of the Company.

Financial Assets

SHORT-TERM FINANCIAL ASSETS

Short-term financial assets include cash and due from banks, federal funds sold and securities purchased under resale agreements and due from customers on acceptances. The carrying amount is a reasonable estimate of fair value because of the relatively short period of time between the origination of the instrument and its expected realization.

SECURITIES AVAILABLE FOR SALE

Securities available for sale at December 31, 2001 and 2000 are set forth in Note 4.

MORTGAGES HELD FOR SALE

The fair value of mortgages held for sale is based on quoted market prices.

LOANS HELD FOR SALE

The fair value of loans held for sale is based on what secondary markets are currently offering for portfolios with similar characteristics.

LOANS

The fair valuation calculation process differentiates loans based on their financial characteristics, such as product classification, loan category, pricing features and remaining maturity. Prepayment estimates are evaluated by product and loan rate.

The fair value of commercial loans, other real estate mortgage loans and real estate construction loans is calculated by discounting contractual cash flows using discount rates that reflect the Company's current pricing for loans with similar characteristics and remaining maturity.

For real estate 1-4 family first and junior lien mortgages, fair value is calculated by discounting contractual cash flows, adjusted for prepayment estimates, using discount rates based on current industry pricing for loans of similar size, type, remaining maturity and repricing characteristics.

For consumer finance and credit card loans, the portfolio's yield is equal to the Company's current pricing and, therefore, the fair value is equal to book value.

For other consumer loans, the fair value is calculated by discounting the contractual cash flows, adjusted for prepayment estimates, based on the current rates offered by the Company for loans with similar characteristics.

For auto lease financing, the fair value is calculated by discounting the contractual cash flows at the Company's current pricing for items with similar remaining terms, not including tax benefits.

Commitments, standby letters of credit and commercial and similar letters of credit not included in the table on page 96 have contractual values of $99.7 billion, $5.5 billion and $577 million, respectively, at December 31, 2001, and $92.7 billion, $5.6 billion and $729 million, respectively, at December 31, 2000. These instruments generate ongoing fees at the Company's current pricing levels. Of the commitments at December 31, 2001, 38% mature within one year.

Trading Assets

Trading assets, which are carried at fair value, are set forth in Note 6.

NONMARKETABLE EQUITY INVESTMENTS

There are restrictions on the sale and/or liquidation of the Company's nonmarketable equity investments, including Federal Reserve Bank Stock. For the Federal Reserve Bank Stock carrying value equals fair value. The Company uses all facts and circumstances available to estimate the fair value of its cost method investments. Typical considerations include: access to and need for capital (including recent or projected financing activity), qualitative assessments of the viability of the investee, and prospects for its future.

Financial Liabilities

DEPOSIT LIABILITIES

FAS 107 states that the fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, interest-bearing checking and market rate and other savings, is equal to the amount payable on demand at the measurement date. Although the FASB's requirement for these categories is not consistent with the market practice of using prevailing interest rates to value these amounts, the amount included for these deposits in the following table is their carrying value at December 31, 2001 and 2000. The fair value of other time deposits is calculated based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for like deposits with similar remaining maturities.

SHORT-TERM FINANCIAL LIABILITIES

Short-term financial liabilities include federal funds purchased and securities sold under repurchase agreements, commercial paper and other short-term borrowings. The carrying amount is a reasonable estimate of fair value because of the relatively short period of time between the origination of the instrument and its expected realization.

LONG-TERM DEBT

The fair value of the Company's underwritten long-term debt is estimated based on the quoted market prices of the instruments. The fair value of the medium-term note programs, which are part of long-term debt, is calculated based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for new notes with similar remaining maturities.

GUARANTEED PREFERRED BENEFICIAL INTERESTS IN COMPANY'S SUBORDINATED DEBENTURES

The fair value of the Company's trust preferred securities is estimated based on the quoted market prices of the instruments.

Derivative Financial Instruments

The fair value of derivative financial instruments is based on the estimated amounts that the Company would receive or pay to terminate the contracts at the reporting date (i.e., mark-to-market value). Dealer quotes are available for substantially all of the Company's derivative financial instruments.

Limitations

These fair value disclosures are made solely to comply with the requirements of FAS 107. The calculations represent management's best estimates; however, due to the lack of broad markets and the significant items excluded from this disclosure, the calculations do not represent the underlying value of the Company. The information presented is based on fair value calculations and market quotes as of December 31, 2001 and 2000. These amounts have not been updated since year end; therefore, the valuations may have changed significantly since that point in time.

As discussed above, certain of the Company's asset and liability financial instruments are short-term, and therefore, the carrying amounts in the Consolidated Balance Sheet approximate fair value. Other significant assets and liabilities, which are not considered financial assets or liabilities and for which fair values have not been estimated, include premises and equipment, goodwill and other intangibles, deferred taxes and other liabilities.

The following table presents a summary of the Company's remaining financial instruments, as defined by FAS 107:

(in millions)				December 31,
		2001		2000
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
FINANCIAL ASSETS				
Mortgages held for sale	$ 30,405	$ 30,405	$ 11,812	$ 11,812
Loans held for sale	4,745	4,828	4,539	4,637
Loans, net [1]	168,725	167,400	157,396	154,379
Nonmarketable equity investments	4,062	4,239	4,142	4,435
FINANCIAL LIABILITIES				
Deposits	$187,266	$187,520	$169,559	$169,535
Long-term debt [2]	36,068	37,610	32,019	31,869
Guaranteed preferred beneficial interests in Company's subordinated debentures	2,435	2,830	935	967
DERIVATIVE FINANCIAL INSTRUMENTS [3]				
Interest rate contracts:				
Floors and caps purchased	$ 467	$ 467	$ 184	$ 298
Floors and caps written	(385)	(385)	(76)	(76)
Options purchased	298	298	106	287
Options written	(258)	(258)	(13)	(11)
Swaps	1,707	1,707	177	427
Futures	—	—	141	141
Forwards	(90)	(90)	(245)	(94)
Foreign exchange contracts	66	66	31	29
Equity derivatives	3	3	—	—
Commodity contracts	1	1	1	1

(1) Loans are net of deferred fees on loan commitments and standby letters of credit of $13 million and $9 million at December 31, 2001 and 2000, respectively.
(2) The carrying amount and fair value exclude obligations under capital leases of $27 million at December 31, 2001 and 2000.
(3) The 2001 carrying amounts are at estimated fair value in accordance with FAS 133. The 2000 carrying amounts include unamortized fees paid or received and gains or losses on derivative financial instruments receiving mark-to-market treatment.

Independent Auditors' Report

The Board of Directors and Stockholders of Wells Fargo & Company:

We have audited the accompanying consolidated balance sheet of Wells Fargo & Company and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wells Fargo & Company and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

San Francisco, California
January 15, 2002

Quarterly Financial Data

Condensed Consolidated Statement of Income — Quarterly (Unaudited)

(in millions, except per share amounts)	2001				2000			
	Quarter ended				Quarter ended			
	Dec. 31	Sept. 30	June 30	Mar. 31	Dec. 31	Sept. 30[1]	June 30[1]	Mar. 31[1]
INTEREST INCOME	$ 4,690	$ 4,816	$ 4,816	$ 4,881	$ 4,934	$ 4,870	$ 4,543	$ 4,378
INTEREST EXPENSE	1,258	1,615	1,808	2,061	2,140	2,095	1,879	1,746
NET INTEREST INCOME	3,432	3,201	3,008	2,820	2,794	2,775	2,664	2,632
Provision for loan losses	536	455	427	361	352	425	275	276
Net interest income after provision for loan losses	2,896	2,746	2,581	2,459	2,442	2,350	2,389	2,356
NONINTEREST INCOME								
Service charges on deposit accounts	506	470	471	428	437	435	428	404
Trust and investment fees	454	424	417	415	421	412	394	397
Credit card fees	216	203	196	181	187	194	175	167
Other fees	323	303	311	307	295	300	266	251
Mortgage banking	394	369	517	391	434	341	336	334
Insurance	221	196	210	118	119	80	117	95
Net venture capital (losses) gains	(37)	(124)	(1,487)	17	203	535	320	885
Net gains (losses) on securities available for sale	154	165	27	117	259	(341)	(39)	(601)
Other	216	277	(117)	440	256	99	138	111
Total noninterest income	2,447	2,283	545	2,414	2,611	2,055	2,135	2,043
NONINTEREST EXPENSE								
Salaries	1,012	1,020	1,018	977	920	945	906	881
Incentive compensation	411	315	265	204	222	271	185	168
Employee benefits	223	223	236	278	247	241	245	255
Equipment	237	217	217	237	307	211	208	221
Net occupancy	259	240	239	237	247	236	233	238
Goodwill	158	156	152	144	141	136	136	117
Core deposit intangible	40	41	41	43	45	46	47	48
Net (gains) losses on dispositions of premises and equipment	—	(2)	—	(19)	3	(9)	(17)	(34)
Other	1,114	977	1,087	895	1,086	947	909	842
Total noninterest expense	3,454	3,187	3,255	2,996	3,218	3,024	2,852	2,736
INCOME (LOSS) BEFORE INCOME TAX EXPENSE	1,889	1,842	(129)	1,877	1,835	1,381	1,672	1,663
Income tax expense (benefit)	708	678	(42)	712	707	560	635	623
NET INCOME (LOSS)	$ 1,181	$ 1,164	$ (87)	$ 1,165	$ 1,128	$ 821	$ 1,037	$ 1,040
NET INCOME (LOSS) APPLICABLE TO COMMON STOCK	$ 1,180	$ 1,160	$ (91)	$ 1,161	$ 1,124	$ 816	$ 1,033	$ 1,036
EARNINGS (LOSS) PER COMMON SHARE	$ .70	$ .68	$ (.05)	$ .68	$ .66	$ .48	$ .61	$ .61
DILUTED EARNINGS (LOSS) PER COMMON SHARE	$ .69	$ .67	$ (.05)	$ .67	$ .65	$ .47	$ .61	$ .61
DIVIDENDS DECLARED PER COMMON SHARE	$ .26	$ .26	$ .24	$ .24	$ .24	$ .22	$ .22	$ .22
Average common shares outstanding	1,696.7	1,710.6	1,714.9	1,715.9	1,710.5	1,707.7	1,682.8	1,696.7
Diluted average common shares outstanding	1,709.2	1,726.9	1,714.9	1,738.7	1,732.4	1,728.0	1,702.6	1,711.3

(1) Amounts have been restated to reflect the pooling-of-interests accounting treatment of the FSCO Merger. The restated amounts include adjustments to conform the accounting policies of First Security and Wells Fargo.

Average Balances, Yields and Rates Paid (Taxable-Equivalent Basis) — Quarterly [1][2] (Unaudited)

(in millions)	Quarter ended December 31,					
	2001			2000		
	Average balance	Yields/ rates	Interest income/ expense	Average balance	Yields/ rates	Interest income/ expense
EARNING ASSETS						
Federal funds sold and securities purchased under resale agreements	$ 2,320	2.19%	$ 13	$ 2,128	5.48%	$ 29
Debt securities available for sale [3]:						
Securities of U.S. Treasury and federal agencies	2,057	5.97	30	2,808	6.60	46
Securities of U.S. states and political subdivisions	2,055	8.09	39	1,984	7.31	36
Mortgage-backed securities:						
Federal agencies	29,424	7.24	512	24,981	7.35	454
Private collateralized mortgage obligations	2,137	7.23	38	1,333	10.01	34
Total mortgage-backed securities	31,561	7.24	550	26,314	7.48	488
Other debt securities [4]	3,210	7.62	59	4,205	8.00	65
Total debt securities available for sale [4]	38,883	7.25	678	35,311	7.45	635
Mortgages held for sale [3]	33,892	6.36	540	11,895	7.74	232
Loans held for sale [3]	4,875	5.41	66	4,410	8.59	95
Loans:						
Commercial	47,252	6.87	818	48,576	9.48	1,157
Real estate 1-4 family first mortgage	22,221	6.80	378	18,293	7.97	365
Other real estate mortgage	24,494	7.10	438	23,597	8.86	525
Real estate construction	8,053	6.65	135	7,576	10.01	191
Consumer:						
Real estate 1-4 family junior lien mortgage	24,748	8.29	517	17,510	10.67	468
Credit card	6,392	12.51	199	6,160	15.14	233
Other revolving credit and monthly payment	22,904	10.87	626	22,576	12.25	692
Total consumer	54,044	9.88	1,342	46,246	12.04	1,393
Lease financing	9,537	7.35	176	9,984	7.46	186
Foreign	1,602	20.63	83	1,588	21.18	84
Total loans [5]	167,203	8.02	3,370	155,860	9.98	3,901
Other	4,709	3.79	45	3,049	6.64	51
Total earning assets	$251,882	7.50	4,712	$212,653	9.33	4,943
FUNDING SOURCES						
Deposits:						
Interest-bearing checking	$ 2,002	1.33	7	$ 3,664	2.24	21
Market rate and other savings	87,497	1.24	272	65,404	3.02	497
Savings certificates	26,656	4.27	287	30,923	5.66	440
Other time deposits	922	4.21	10	4,932	5.98	73
Deposits in foreign offices	5,578	1.99	28	6,327	6.38	102
Total interest-bearing deposits	122,655	1.95	604	111,250	4.05	1,133
Short-term borrowings	41,635	2.25	236	27,253	6.54	448
Long-term debt	34,624	4.45	387	31,336	6.88	540
Guaranteed preferred beneficial interests in Company's subordinated debentures	2,291	5.38	31	935	7.97	19
Total interest-bearing liabilities	201,205	2.48	1,258	170,774	4.99	2,140
Portion of noninterest-bearing funding sources	50,677	—	—	41,879	—	—
Total funding sources	$251,882	2.00	1,258	$212,653	4.03	2,140
Net interest margin and net interest income on a taxable-equivalent basis (6)		5.50%	$3,454		5.30%	$2,803
NONINTEREST-EARNING ASSETS						
Cash and due from banks	$ 14,913			$ 13,758		
Goodwill	9,583			9,215		
Other	27,552			24,345		
Total noninterest-earning assets	$ 52,048			$ 47,318		
NONINTEREST-BEARING FUNDING SOURCES						
Deposits	$ 59,597			$ 51,856		
Other liabilities	16,015			11,028		
Preferred stockholders' equity	62			266		
Common stockholders' equity	27,051			26,047		
Noninterest-bearing funding sources used to fund earning assets	(50,677)			(41,879)		
Net noninterest-bearing funding sources	$ 52,048			$ 47,318		
TOTAL ASSETS	$303,930			$259,971		

(1) The average prime rate of the Company was 5.16% and 9.50% for the quarters ended December 31, 2001 and 2000, respectively. The average three-month London Interbank Offered Rate (LIBOR) was 2.15% and 6.69% for the same quarters, respectively.
(2) Interest rates and amounts include the effects of hedge and risk management activities associated with the respective asset and liability categories.
(3) Yields are based on amortized cost balances computed on a settlement date basis.
(4) Includes certain preferred securities.
(5) Nonaccrual loans and related income are included in their respective loan categories.
(6) Includes taxable-equivalent adjustments that primarily relate to income on certain loans and securities that is exempt from federal and applicable state income taxes. The federal statutory tax rate was 35% for both quarters presented.

Index

Wells Fargo & Company

Shareholder Information

Assets .... **$308 billion**

Stores .... **5,400+**

Customers .... **20 million**

Common Shares Outstanding **1,695,494,997**

Symbol .... **WFC**

Listings .... **New York Stock Exchange**
Chicago Stock Exchange

Shareowner Services .... **Wells Fargo Bank Minnesota, N.A.**
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Wells Fargo Direct Purchase and Dividend Reinvestment Plan You can buy *Wells Fargo stock directly from Wells Fargo, even if you're not now a Wells Fargo* stockholder, through optional cash payments or automatic monthly deductions from a bank account. You can also have your dividends reinvested automatically. It's a convenient and economical way to increase your Wells Fargo investment. Call 1-800-813-3324 for an enrollment kit including a plan prospectus.

Investor Information For more copies of this report, other Wells Fargo investor materials or the latest Wells Fargo stock price, call 1-888-662-7865.

Annual Stockholders' Meeting 1:00 p.m. Tuesday, April 23, 2002, 420 Montgomery St., San Francisco, Calif. Proxy statement and form of proxy will be mailed to stockholders beginning on or about March 20, 2002.

Copies of Form 10-K The Company will send the Wells Fargo annual report on Form 10-K for 2001 (including the financial statements filed with the Securities and Exchange Commission) without charge to any stockholder who asks for a copy in writing. Stockholders also can ask for copies of any exhibit to the Form 10-K. The Company will charge a fee to cover expenses to prepare and send any exhibits. Please send requests to: Corporate Secretary, Wells Fargo & Company, Wells Fargo Center, MAC N9305-173, Sixth and Marquette, Minneapolis, Minnesota 55479.


STAGECOACH
BOOK ONE
Wells Fargo and the American West
PHILIP L. FRADKIN
BOOK TWO
Wells Fargo and the Rise of the American Financial Services Industry
ANDY ANDERSON
PHILIP L. FRADKIN
ANDY ANDERSON

How Wells Fargo survived, reinvented itself and became one of America's most successful companies over a span of 150 years is one of the great stories in American business history. That story now is told by award-winning author Philip Fradkin and Wells Fargo & Company's chief historian, Dr. Andy Anderson, in *STAGECOACH.*

(Simon & Schuster, February 2002)

From Fradkin's Wells Fargo and the American West:

"Wells Fargo's early history meandered through and illuminated the booms and busts of gold and silver mining rushes, the collection and distribution of mail, the rise and failure of banks, the Pony Express, overland staging, the building of the transcontinental railroad, the Civil War and the Indian Wars, the violence of robbers and gunfighters, the development of agriculture, the rise of capitalist entrepreneurs, and the regulation and disbanding of monopolies. In fact, more than any government agency or any other commercial enterprise, the history of Wells Fargo mirrored the history of the American West through the second decade of the last century."

From Anderson's *Wells Fargo and the Rise of the American Financial Services Industry:*

"The business behind the Wells Fargo brand is a longer tale of transformation, convergence, and the peculiar American talent for reinvention. It is a flow of people, money and credit across the plains, rivers, mountains, valleys, towns, and cities of America. At times, it moves as slowly as crops grow. Sometimes it whistles like a straight-line wind across the prairie and takes shelter in the glow of home ownership. Sometimes it percolates in the aspirations of small businesses and roars in the machinery of factories and the commotion of stock exchanges. Finally, it pulses in nanoseconds, zings along cables, and bounces off satellites at instantaneous speed over an unpaved superhighway. By the time the business reaches its hundred fiftieth year, Wells Fargo is the payments processor, wealth-builder, business partner, and home mortgage provider for more than 20 million Americans."

OUR VISION

We want to satisfy all the financial needs of our customers, through our advice and service to help them succeed financially, be recognized as the premier financial services company in our markets and be one of America's great companies.

NUESTRA VISION

Deseamos satisfacer todas las necesidades financieras de nuestros clientes, ayudarlos a tener éxito en el área financiera, ser reconocidos como la compañía de servicios financieros más importante de nuestros mercados y ser reconocidos como una de las grandes compañías de norteamerica.

我們的目標

我們希望能滿足客戶在所有財務方面的需求，幫助他們在財務上發展成功，在我們的市場中被公認為首選的金融財務公司，同時成為美國最佳公司之一。



Wells Fargo & Company
420 Montgomery Street
San Francisco, California 94163

1-800-411-4932
www.wellsfargo.com